Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

dated as of July 9, 2019

between

GBIG HOLDINGS, INC.

and

ASPIDA HOLDCO, LLC

i

EXHIBITS
Exhibit A	Form of Buyer Affiliate Investment Management Agreement
Exhibit B	Form of Buyer Affiliate Investment Management Letter Agreement
Exhibit C	Form of Buyer Affiliate Reinsurance Agreement
Exhibit D	Form of Services Agreement
Exhibit E	Form of Escrow Agreement
Exhibit F	Form of Plan of Rehabilitation
Exhibit G	Form of Rehabilitation Court Confirmation and Approval Order
Exhibit H	Form of Buyer Tax Allocation Agreement
Exhibit I	Form of Buyer Affiliate Service Agreement
Exhibit J	Employment Actions
Exhibit K	Form of Termination and Release Agreement
Exhibit L	Transition Services
Exhibit M	Template of Retention Bonus Plan Memorandum

SCHEDULES
Schedule 1.01(a)	Accounting Principles
Schedule 1.01(b)	Excluded Intellectual Property
Schedule 2.04(a)	Form of Closing Statement
Schedule 7.03(e)	Governmental Consents
Schedule 8.08(b)	Non-Competition
Schedule 11.01(b)	Seller Governmental Approvals
Schedule 11.02(b)	Buyer Governmental Approvals

Seller Disclosure Schedule

Buyer Disclosure Schedule

v

This STOCK PURCHASE AGREEMENT (including all schedules, exhibits and amendments hereto, this “Agreement”), dated as of July 9, 2019, is made by and between GBIG HOLDINGS, INC., a Delaware corporation (“Seller”), and ASPIDA HOLDCO, LLC, a Delaware limited liability company (“Buyer”).

PRELIMINARY STATEMENTS

A.                                    Seller owns (i) all of the issued and outstanding Capital Stock (the “Shares”) of Pavonia Life Insurance Company of Michigan, a life insurance company organized under the Laws of Michigan (“PLICMI”), and (ii) indirectly, PLICMI’s Subsidiary, Global Bankers Insurance Group, LLC, a North Carolina limited liability company (“GBIG, LLC” and, together with PLICMI, the “Acquired Companies” and each of them, an “Acquired Company”);

B.                                    On June 28, 2019 PLICMI was placed into administrative supervision pursuant to a confidential Governmental Order (the “Administrative Supervision Order”) of the Director (the “Director”) of the Michigan Department of Insurance and Financial Services (the “Michigan Department”);

C.                                    On June 27, 2019 (with an effective date of August 2, 2018) GBIG, LLC transferred to Seller as a distribution (the “Northstar Distribution”) all the membership units and ownership interests held by GBIG, LLC in Northstar Financial Services, LLC;

D.                                    After the Northstar Distribution, on June 27, 2019 all the membership units and ownership interests held by Seller in GBIG, LLC were contributed to PLICMI as a capital contribution without payment of consideration by PLICMI (preliminary statements C and D, jointly the “Pre-Signing Restructuring”); and

E.                                     Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Shares, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties to this Agreement agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01                             Certain Defined Terms.  Capitalized terms used in this Agreement have the meanings specified or referred to in this Section 1.01.

“338 Increased Tax Liability” shall have the meaning set forth in Section 10.08(a).

“Accounting Principles” means the principles, practices and methodologies set forth on Schedule 1.01(a).

“Accounts Date” means December 31, 2018.

“Acquired Business” shall have the meaning set forth in Section 8.08(b)(viii).

“Acquired Companies” shall have the meaning set forth in the preliminary statements hereto.

“Acquired Company Released Party” shall have the meaning set forth in Section 14.19(b).

“Acquisition Proposal” shall have the meaning set forth in Section 8.09(a).

“Action” means any claim, action, suit, litigation, investigation, mediation, audit, arbitration or other proceeding by or before any Governmental Authority or arbitrator or arbitration panel or similar Person or body.

“Adjusted Capital and Surplus” shall have the meaning set forth in Schedule 1.01(a).

“Administrative Supervision Order” shall have the meaning set forth in the preliminary statements hereto.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person; provided, that following the Closing neither Acquired Company shall be an Affiliate of Seller.  Notwithstanding the foregoing, (i) no investment fund, account or vehicle managed, advised, serviced or sponsored by Buyer or any of its Affiliates or any portfolio company or investment of any such funds, accounts or vehicles shall be deemed to be an Affiliate of Buyer, (ii) each of the Acquired Companies, CBLIC, BLIC, SNIC and SNRC shall be Affiliates of Seller prior to the Closing and (iii) CBLIC, BLIC, SNIC and SNRC shall remain Affiliates of Seller following the Closing.

“Agreement” shall have the meaning set forth in the preamble hereto.

“Alternate Bidder” shall have the meaning set forth in Section 8.09(a).

“Alternate Proposal” means any inquiry, indication of interest, proposal or offer from an Alternate Bidder.

“Ancillary Agreements” means each agreement (other than this Agreement), document, instrument or certificate contemplated by this Agreement to be executed and delivered in connection with the Transactions at Closing, including the Buyer Affiliate Reinsurance Agreement, the Buyer Affiliate Investment Management Agreement, the Buyer Affiliate Investment Management Letter Agreement, the Escrow Agreement, the Services Agreements, the Buyer Tax Allocation Agreement, the Termination and Release Agreement, and the Buyer Affiliate Service Agreement, in each case, as the same may be amended, restated, supplemented or otherwise modified from time to time; provided, that the Buyer Affiliate Reinsurance Agreement will not be entered into until at least two Business Days after Closing.

“Anti-Bribery Laws” means, collectively, any Law promulgated to implement the United States Foreign Corrupt Practices Act of 1977 or any other applicable Law of similar purpose and scope.

“Banker Fees” means the aggregate fees and reasonable out-of-pocket expenses payable to the Opinion Provider in connection with delivery of the Opinion.

“Base Purchase Price” means Seventy-Five Million Dollars ($75,000,000).

“BLIC” means Bankers Life Insurance Company, a life insurance company organized under the Laws of North Carolina.

“BLIC Letter Agreement” means that certain letter agreement between Seller and Buyer dated as of the date hereof with respect to BLIC.

“Break-Up Fee” means two million six hundred twenty five thousand dollars ($2,625,000).

“Burdensome Condition” shall have the meaning set forth in Section 7.03(d).

“Business” means the business of the Acquired Companies, in each case, as conducted as of the date hereof.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Buyer” shall have the meaning set forth in the preamble hereto.

“Buyer Affiliate Investment Management Agreement” means the investment management agreement between Buyer Affiliate Investment Manager and PLICMI, substantially in the form attached hereto as Exhibit A.

“Buyer Affiliate Investment Management Letter Agreement” means the letter agreement between Buyer Affiliate Investment Manager and Buyer, substantially in the form attached hereto as Exhibit B.

“Buyer Affiliate Investment Manager” means Ares Insurance Solutions LLC.

“Buyer Affiliate Reinsurance Agreement” means the reinsurance agreement between Buyer Affiliate Reinsurer and PLICMI, substantially in the form attached hereto as Exhibit C, pursuant to which PLICMI will cede to Buyer Affiliate Reinsurer, on a modified coinsurance basis, an 80% quota share of its liabilities in respect of its life insurance business.

“Buyer Affiliate Reinsurer” means a reinsurance company organized under the laws of Bermuda as an Affiliate of Buyer.

“Buyer Affiliate Service Agreement” means the services agreement between PLICMI and GBIG, LLC in substantially the form of Exhibit I hereto.

“Buyer Benefit Plans” shall have the meaning set forth in Section 9.03.

“Buyer Disclosure Schedule” means the disclosure schedule dated as of the date hereof delivered by Buyer to Seller in connection with the execution and delivery of this Agreement.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 13.01(a).

“Buyer Material Adverse Effect” means a material impairment or material delay of the ability of Buyer or any other Buyer Party to perform their material obligations under this Agreement, the Ancillary Agreements and the Related Agreements, taken as a whole, including consummation of the Transactions.

“Buyer Party” means each Affiliate of Buyer that is, or is contemplated by this Agreement to become at the Closing, a party to one or more Ancillary Agreements.  For clarity, neither Acquired Company shall be deemed to be a “Buyer Party” hereunder.

“Buyer Returns” shall have the meaning set forth in Section 10.02(a).

“Buyer Tax Allocation Agreement” means the tax allocation agreement among Buyer and the Acquired Companies in substantially the form attached hereto as Exhibit H.

“Capital and Surplus” means the capital and surplus of PLICMI, as determined in accordance with the Accounting Principles.

“Capital Stock” means any stock of, or other type of equity or ownership interest in, a Person, including (a) partner interests, member interests, “profits interests”, (b) any instruments convertible into or exchangeable for, or whose value is determined by reference to, any such interests and (c) any other rights, warrants or options to acquire or dispose of any of the foregoing.

“CBLIC” means Colorado Bankers Life Insurance Company, a life insurance company organized under the Laws of North Carolina.

“CBLIC Business” means the business of CBLIC as conducted as of the date hereof but without giving effect to any restriction imposed by the North Carolina Order, the Ohio Order or the Pennsylvania Order.

“CBLIC Letter Agreement” means that certain letter agreement between Seller and Buyer dated as of the date hereof with respect to CBLIC.

“Certificate of Authority” means a Permit issued by the applicable Insurance Regulator required to authorize PLICMI to act in the jurisdictions and in the lines of business, each as set forth in Section 5.07(a) of the Seller Disclosure Schedule.

“Closing” shall have the meaning set forth in Section 3.01.

“Closing Date” shall have the meaning set forth in Section 3.01.

“Closing Date Loan Balance” means the aggregate principal amount outstanding under the Loan and all accrued interest thereon as of the Cut-Off Time.

“Closing Purchase Price” shall have the meaning set forth in Section 2.02.

“Closing Statement” shall have the meaning set forth in Section 2.04(a).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code.

“Code” means the United States Internal Revenue Code of 1986.

“Company Benefit Plan” means each Employee Benefit Plan (a) that is sponsored, maintained, or contributed to by an Acquired Company, (b) with respect to which an Acquired Company makes or is obligated to make contributions or has any Liability, including by reason of an ERISA Affiliate, or (c) in which one or more Company Employees (or their dependents and beneficiaries) participate.

“Company Employee” means each individual who is employed by an Acquired Company.

“Company Information” shall have the meaning set forth in Section 5.09(a).

“Company Intellectual Property” means all Owned Intellectual Property and all Licensed Intellectual Property.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), relating to Intellectual Property to which an Acquired Company is a party or express third-party beneficiary.

“Company Material Adverse Effect” means (a) a material adverse effect on the assets, financial condition, business, or results of operations of the Acquired Companies, taken as a whole; provided, that none of the following (or the results thereof) shall constitute or be deemed to contribute to any such Company Material Adverse Effect, and otherwise shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur:  any adverse fact, circumstance, change or effect arising out of or resulting from (i) changes in the United States or global economy or capital or financial markets, (ii) political conditions in the United States generally and any natural disasters, pandemics, hostilities, acts of war, sabotage, terrorism or military actions, (iii) any occurrence or condition generally affecting participants in the industries or markets in which the Acquired Companies operate, (iv) the negotiation, execution and delivery of, or compliance with the terms of, or the taking of any action required by this Agreement, or the announcement of, or consummation of, any of the Transactions, and the identity or facts related to Buyer, but with respect to the Rehabilitation, only including the fact that PLICMI has entered into the Rehabilitation, and not any fact, circumstance, change or affect subsequently arising or resulting therefrom, (v) any changes or prospective changes in Law, GAAP, SAP or the interpretation thereof by a Governmental Authority or applicable accounting body, (vi) any action taken by Buyer or its Affiliates, or taken by Seller, the Acquired Companies or any of their respective Affiliates at the written request of Buyer with respect to the Transactions not otherwise required under this Agreement, (vii) any change (or threatened change) in the credit, financial strength or other ratings (but any event giving rise to or underlying such change may be taken into account in determining whether there has been a Company Material Adverse Effect) of Seller or any of its Affiliates, including the Acquired Companies; (viii) any failure by the Acquired Companies to achieve any earnings, premiums written, or other financial projections or forecasts (but any event giving rise to or underlying such failure may be taken into account in determining whether there has been a Company Material Adverse Effect), (ix) any matter to the extent disclosed to Buyer and set forth in the Seller Disclosure Schedule (other than the Specified Matter) or explicitly reflected in any of the Financial Statements, (x) the existence of the North Carolina Order, the Ohio Order or the Pennsylvania Order, each as of the date hereof, but not the underlying facts and circumstances giving rise thereto or (xi) any effect that has been cured by Seller prior to the Closing; provided, that, notwithstanding the foregoing, with respect to clauses (i), (ii), (iii) and (v), such fact, circumstance, change or effect shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur solely to the extent such fact, circumstance, change or effect is disproportionately adverse with respect to the Acquired Companies,  or the Business, as compared to other life insurance companies operating in the markets in which the Acquired Companies operate or the business of such other life insurance companies; or (b) a material impairment or material delay of the ability of Seller or any of the Acquired Companies to perform its respective obligations under this Agreement, the Ancillary Agreements or the Related Agreements, taken as a whole, including consummation of the Transactions.

“Company Rights” shall have the meaning set forth in Section 5.02(a).

“Company Software” means all Software owned by or licensed to the Acquired Companies, excluding commercial “off-the-shelf” Software licensed on standardized terms from third parties with a replacement cost or aggregate annual license and maintenance fee payable by the Acquired Companies of less than $50,000.

“Competing Business” shall have the meaning set forth in Section 8.08(a).

“Condition Satisfaction” shall have the meaning set forth in Section 3.01.

“Confidentiality Agreement” shall have the meaning set forth in Section 8.03(a).

“Consent” means any consent, license, permission, permit, approval, authorization, registration, declaration, notice, filing, waiver, or exemption.

“Consolidated Tax Group” means any “affiliated group” (as defined in Section 1504(a) of the Code, without regard to Section 1504(b)(2) of the Code) that includes Seller, and any similar group of corporations that includes Seller and files state or local income Tax Returns on a combined, consolidated or unitary basis.

“Contract” means any agreement, license, lease, instrument or other legally binding arrangement, understanding, commitment or obligation.

“Control” means, with respect to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  The terms “Controlled,” “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code or

(c) under Section 4971 of the Code, other than such liabilities that arise solely out of, or relate solely to, the Company Benefit Plans.

“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property.”

“Covered Period” shall have the meaning set forth in Section 9.01.

“Cut-Off Time” means 11:59 p.m. New York City Time on the Business Day immediately preceding the Closing Date.

“Data Activities” shall have the meaning set forth in the definition of “Privacy and Data Security Laws”.

“Debt Financing” shall have the meaning set forth in Section 7.13(a).

“Deductible” shall have the meaning set forth in Section 13.01(b).

“Director” shall have the meaning set forth in the preliminary statements hereto.

“Director Released Party” shall have the meaning set forth in Section 14.19(c).

“Durham Property” shall have the meaning set forth in Section 7.15.

“Electronic Data Room” means that certain virtual data room entitled “Project Triangle” established by Seller and maintained by IntraLinks, Inc.

“Eligible Insurance Proceeds” shall have the meaning set forth in Section 13.05(i).

“Employee Benefit Plan” means a written or unwritten plan, policy, program, agreement or arrangement, whether covering a single individual or a group of individuals, that is (a) an “employee benefit plan” within the meaning of Section 3(3) of ERISA, (b) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan or (c) any other employment, compensation, severance, change of control, retention, deferred-compensation, retirement, health- or welfare-benefit, bonus, incentive, commission, vacation, leave of absence, or fringe benefit plan, policy, program, agreement or arrangement.

“Environmental Law” means any Law relating to pollution or protection of the environment or human health and safety (as it relates to exposure to Hazardous Materials), including the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Equity Rights” shall have the meaning set forth in Section 5.02(a).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Acquired Companies would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Escrow Agent” means the escrow agent designated under the terms of the Escrow Agreement.

“Escrow Agreement” means the escrow agreement among the Escrow Agent, Seller and Buyer, dated as of the Closing Date, substantially in the form of Exhibit E.

“Estate” means the receivership estate of PLICMI which comprises all general assets (including property, contracts, rights of action, and all deposits and funds of a special or trust nature) and liabilities of PLICMI.

“Estate Expenses” means the amount of any cash, and the fair market value of any assets or property, assigned or transferred to the Estate, or used to pay or address Liabilities of the Estate, of or from the Acquired Companies, in connection with the Rehabilitation.

“Estimated Closing Statement” shall have the meaning set forth in Section 2.03(a).

“Estimated Expense Overruns” shall have the meaning set forth in Section 2.03(a).

“Estimated Unpaid Intercompany Receivables” shall have the meaning set forth in Section 2.03(a).

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Intellectual Property” means any Intellectual Property (a) owned by Seller or any of its Affiliates (other than the Acquired Companies) and (b) owned by the Acquired Companies but which will be transferred to Seller or one of its Affiliates (other than an Acquired Company) prior to the Closing Date and is set forth on Schedule 1.01(b).

“Excluded Taxes” shall have the meaning set forth in Section 10.01(a).

“Expense Overrun” means the excess of (a) the Expenses of PLICMI paid, incurred or accruing during the period from but excluding the Accounts Date to and including the Closing Date over (b) the product of (i) the number of months from but excluding the Accounts Date to and including the Closing Date, multiplied by (ii) $950,000 per calendar month during such period (as appropriately adjusted on a pro rata basis with respect to any fraction of a calendar month during such period).

“Expenses” shall have the meaning set forth in Schedule 1.01(a) and shall include Transaction Related Expenses of the Acquired Companies and Estate Expenses.  For the avoidance of doubt, Expenses shall not include Taxes, which shall be governed solely by Article X.

“Family” means, with respect to an individual, (a) the individual’s spouse and any former spouses, (b) any other individual who is related to the individual or the individual’s spouse (or any former spouse) within the second degree and (c) any other individual who resides with such individual.

“Final Closing Statement” shall have the meaning set forth in Section 2.04(c).

“Final Expense Overruns” shall have the meaning set forth in Section 2.04(c).

“Final Order” means a Governmental Order that has not been reversed, vacated, modified or amended, is not stayed and remains in full force and effect, and, if the form thereof is attached hereto as an Exhibit, is substantially in the form attached hereto.

“Final Unpaid Intercompany Receivables” shall have the meaning set forth in Section 2.04(c)

“Financial Statements” shall have the meaning set forth in Section 5.03(b).

“Financing Materials” means any offering memoranda, private placement memoranda, prospectuses, rating agency presentations, bank information memoranda, “public” and “private” marketing materials and similar documents.

“First Indemnification Escrow Termination Date” shall have the meaning set forth in Section 13.08(a).

“Form A Application” shall have the meaning set forth in Section 7.03(b).

“Fundamental Representations” means the representations and warranties of (a) Seller set forth in Section 4.01, Section 4.05, Section 4.06, Section 5.01(a), Section 5.02(a), (b) and (c), Section 5.03(j) and Section 5.23, and (b) Buyer set forth in Section 6.01 and Section 6.08(a).

“Future Annual GAAP Financial Statements” shall have the meaning set forth in Section 7.02(b).

“Future Annual Statutory Statements” shall have the meaning set forth in Section 7.02(b).

“Future Quarterly GAAP Financial Statements” shall have the meaning set forth in Section 7.02(b).

“Future Quarterly Statutory Statements” shall have the meaning set forth in Section 7.02(b).

“GAAP” means the accounting principles and practices generally accepted in the United States at the relevant time.

“GAAP Financial Statements” shall have the meaning set forth in Section 5.03(a).

“GBIG, LLC” shall have the meaning set forth in the preliminary statements hereto.

“General Indemnification Cap” means nine million three hundred seventy-five thousand dollars ($9,375,000).

“GLBA” shall have the meaning set forth in the definition of “Privacy and Data Security Laws.”

“Governmental Approval” means any Consent, approval, license, permit, order, qualification, authorization of, or registration, waiver or other action by, or any filing with or notification to, any Governmental Authority.

“Governmental Authority” means any United States or non-United States federal, state or local or any supra-national, political subdivision, governmental, legislative, tax, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any binding and enforceable order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Guarantor” means the guarantor named in the Limited Guarantee.

“Hazardous Materials” means any chemical, material or substance defined or regulated under any Environmental Law.

“IFRS” means, at the relevant time or with respect to a particular period, the International Financial Reporting Standards as issued by the International Accounting Standards Board, and includes the related regulatory requirements of OSFI.

“Indebtedness” means, without duplication, all obligations (including any expenses, costs, fees, penalties, prepayment premiums and fees and breakage costs payable as a result of the consummation of the Transactions or prepaying such obligations) of the Acquired Companies for (a) indebtedness for borrowed money, (b) indebtedness issued in substitution or exchange for borrowed money (including obligations under leases required to be capitalized under GAAP or SAP, as applicable), (c) indebtedness evidenced by any note, bond, debenture or other debt security or other similar instrument, (d) bankers’ acceptances, letters of credit or similar facilities to the extent drawn, (e) all other items required to be reflected as indebtedness on a balance sheet pursuant to GAAP or SAP, as applicable, (f) the deferred purchase price of property or services, including all earn-outs, contingent consideration and purchase price adjustments, and (g) guaranties with respect to any of the foregoing.  Notwithstanding the foregoing, “Indebtedness” shall not include (A) intercompany indebtedness solely among the Acquired Companies, (B) amounts included as Transaction Related Expenses, (C) liabilities under or in respect of any Insurance Contracts, or (D) any indebtedness incurred by the Acquired Companies on behalf of and at the written direction or request of, Buyer in connection with the Closing.

“Indemnification Agreement” shall have the meaning set forth in Section 5.12(c).

“Indemnification Cap” means the amount equal to the Base Purchase Price less the Final Expense Overruns.

“Indemnification Escrow Account” shall have the meaning set forth in Section 2.06.

“Indemnification Escrow Amount” shall have the meaning set forth in Section 2.06.

“Indemnification Escrowed Funds” shall have the meaning set forth in Section 2.06.

“Indemnified Party” shall have the meaning set forth in Section 13.03(a).

“Indemnifying Party” shall have the meaning set forth in Section 13.03(a).

“Independent Accounting Firm” means Deloitte Touche Tohmatsu Limited, or if Deloitte Touche Tohmatsu Limited is unable or unwilling to serve, such other nationally recognized independent public accounting firm as shall be agreed upon by Seller and Buyer in writing.

“Independent Directors” means the Persons listed on Section 1.01(a) of the Seller Disclosure Schedule.

“Information Technology” means computer systems, Software and any tangible or digital computer systems (including computers, workstations, routers, hubs, switches, networks, data communications lines and hardware), devices, networks, systems, data or information subscription or access agreements, Internet-related information technology infrastructure and telecommunications systems, equipment and websites owned, used, operated, leased or licensed or controlled by any of the Acquired Companies, including Company Software.

“Insurance Contracts” means the insurance or annuity policies and Contracts, together with all binders, slips, certificates, endorsements and riders thereto, issued, entered into, assumed or reinsured by PLICMI prior to the Closing.

“Insurance Laws” shall have the meaning set forth in Section 5.03(b).

“Insurance Regulator” means, with respect to any jurisdiction, the applicable Governmental Authority charged with the supervision of insurance companies in such jurisdiction, including the Michigan Department.

“Insurance Regulatory Orders” means the Administrative Supervision Order, and any Governmental Order with respect to PLICMI that is issued following the date hereof, but prior to the Closing Date, by an applicable Insurance Regulator, including any remediation or corrective plans required by such orders, that arises from the Specified Matter or any substantially similar underlying facts, events or circumstances.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world:  (a) issued patents, patent applications, including non-provisional and provisional patent applications (including any and all divisions, continuations, continuations-in-part, reexaminations, substitutions, extensions, restorations and reissues thereof) and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models), (b) trademarks, trade names, trade dress, logos, brands, certification marks, service marks, and other similar indicia of source or origin, (including registrations and applications therefor) and any goodwill associated therewith, any and all common Law rights therein, and all applications, registrations, reissues, extensions and renewals of any of the foregoing, in each case whether or not registered (“Trademarks”), (c) copyrightable works, works of authorship, and copyrights (including in Software), whether or not registered or published (including registrations, applications and renewals therefor) along with all moral rights and waivers thereof (“Copyrights”), (d) trade secrets; and confidential and proprietary financial information, customer lists, know-how, inventions

(whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques (“Trade Secrets”), (e) internet domain names (whether or not comprised in whole or in part of Trademarks), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, whether or not Copyrights, (f) mask works, and all registrations, applications for registration, and renewals thereof, (g) industrial designs, and all registrations, applications for registration, and renewals thereof, and (h) other intellectual property related rights, interests and protections.

“Intercompany Agreements” shall have the meaning set forth in Section 5.12(a).

“Interim Financial Statements” shall have the meaning set forth in Section 5.03(a).

“Investment Assets” shall have the meaning set forth in Section 5.17(a).

“Investment Company Act” means the Investment Company Act of 1940.

“Investment Guidelines” shall have the meaning set forth in Section 5.17(a).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) in the case of Seller, the actual knowledge, after reasonable inquiry, of those Persons listed in Section 1.01(b) of the Seller Disclosure Schedule and (b) in the case of Buyer, the actual knowledge, after reasonable inquiry, of those Persons listed in Section 1.01(a) of the Buyer Disclosure Schedule.

“Law” means any United States or non-United States federal, state or local statute, law, common law, ordinance, regulation, code, Governmental Order or other requirement or rule of law.

“Leased Real Property” shall have the meaning set forth in Section 5.19(a).

“Leases” shall have the meaning set forth in Section 5.19(a).

“Liabilities” means any and all debts, liabilities, commitments or obligations, whether direct or indirect, accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, or determined or determinable, whether arising in the past, present or future.

“Licensed Intellectual Property” means all Intellectual Property owned by a third party and to which an Acquired Company has been granted a license or right to use pursuant to a Company IP Agreement.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, option, claim, encroachment, restriction, exclusive license of Intellectual Property or other similar encumbrance, lien, or adverse right.

“LIMAT Core Ratio” and “LIMAT Total Ratio” each have the meanings given in Guideline A — Life Insurance Capital Adequacy Test, as promulgated by OSFI, and in effect at the relevant time.

“Limited Guarantee” means the limited guarantee provided by Guarantor of the payment of the Reverse Break-Up Fee of Buyer under this Agreement, dated as of the date hereof.

“Loan” means the loan under the Loan Agreement.

“Loan Agreement” means that certain Loan Agreement, dated as of the date hereof, between Seller as Borrower thereunder and Buyer as Lender thereunder.

“Lockbox Tax Liability” means with respect to a taxable year or period, the aggregate federal, state, local and foreign Tax for which the Acquired Companies would be liable if such Tax were computed assuming that (a) GBIG, LLC was classified as an association taxable as a corporation for federal and applicable state and local income Tax purposes, (b) the Acquired Companies (but not Seller or any Affiliate of Seller that is not an Acquired Company) were treated as members of a single affiliated group filing a consolidated return without regard to the restrictions imposed by Section 1504(b) of the Code, (c) no Tax Attributes arising prior to the Accounts Date were available for use to offset any Tax item for such taxable year or period, and (d) such Tax was calculated without regard to any deduction, credit or other Tax benefit arising out of the incurrence or discharge of the Expense Overruns, and (e) in the event and to the extent an Acquired Company recognizes a Tax Attribute for a period between the Accounts Date and the Closing Date taken into account in determining the Lockbox Tax Liability, the Lockbox Tax Liability shall be calculated as if such amount of such Tax Attribute can be carried over to other periods for which Lockbox Tax Liability is calculated under the principles of Section 172 of the Code.

“Losses” means any and all losses, costs, charges, settlement payments, awards, judgments, fines, penalties, damages, Taxes, expenses (including reasonable attorneys’, advisors’, actuaries’, accountants’ and other professionals’ fees, disbursements and expenses), Liabilities, claims or deficiencies of any kind, including with respect to the Specified Matter; provided that “Losses” shall not include consequential damages or lost profits except to the extent that (a) any such damages or lost profits are payable to a third party not affiliated with the relevant Indemnified Party or (b) any such lost profits are (i) not based on any special circumstances of the Indemnified Party (other than the Specified Matter) and (ii) the natural, probable and reasonably foreseeable result of the event that gave rise thereto or the matter for which indemnification is sought hereunder, regardless of the form of action through which such lost profits are sought; provided, further, that Losses shall not include indirect, incidental, punitive, exemplary, treble, or special damages, except to the extent that any such damages are payable to a third party not affiliated with the relevant Indemnified Party.

“Management Certificate” means a certificate, dated as of the Closing Date, of the chief financial officer of Seller to the effect that each Acquired Company is Solvent as of the date hereof and as of the Closing Date.

“Material Contract” shall have the meaning set forth in Section 5.11(a).

“Material Interest” shall have the meaning set forth in the definition of “Related Party.”

“Michigan Department” shall have the meaning set forth in the preliminary statements hereto.

“Milliman” means Milliman, Inc.

“Net Working Capital” means, as of the relevant date of determination, the difference between (a) the current assets of GBIG, LLC, on an unconsolidated basis, and (b) the current liabilities of GBIG, LLC, on an unconsolidated basis, in each case as determined in accordance with the Accounting Principles and as shown on a balance sheet of GBIG, LLC as of such date of determination.

“Non-Compete Period” shall have the meaning set forth in Section 8.08(a).

“Non-Party Affiliates” shall have the meaning set forth in Section 14.19(a).

“North Carolina Department” means the North Carolina Department of Insurance.

“North Carolina Order” means the consent order for administrative supervision, dated October 18, 2018, by and among the North Carolina Department, BLIC, CBLIC, SNIC, SNRC, and Standard Risk and Life Insurance Company, as amended by the Amended Consent Order for Administrative Supervision, dated February 5, 2019, and the Second Amended Consent Order for Administrative Supervision, dated April 3, 2019.

“Northstar Distribution” shall have the meaning set forth in the preliminary statements.

“Notice of Disagreement” shall have the meaning set forth in Section 2.04(b).

“Ohio Order” means the consent order, dated November 2, 2018, by and between CBLIC and the Ohio Department of Insurance.

“Open Source Materials” means Software or other material that are distributed as “free software,” “open source software” or under similar licensing or distribution terms.

“Opinion” means the opinion of the Opinion Provider to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the Base Purchase Price to be paid by Buyer to Seller pursuant to this Agreement is fair from a financial point of view to Seller.

“Opinion Provider” means an investment bank of national reputation reasonably satisfactory to Buyer.

“OSFI” means the Office of the Superintendent of Financial Institutions (Canada).

“Outside Date” shall have the meaning set forth in Section 12.01(b).

“Outstanding Claims” means any claims under Section 2.04, Article X or Article XIII for which a Buyer Indemnified Party has duly submitted a notice to Seller in accordance with the Escrow Agreement, Article X or Article XIII prior to the expiration of any applicable survival period specified in Section 10.07 or Section 14.01 and that have not been finally determined or that have been finally determined and remain unpaid.

“Owned Intellectual Property” means any and all Intellectual Property owned by any of the Acquired Companies (except for any Excluded Intellectual Property).

“Owned Real Property” shall have the meaning set forth in Section 5.19(a).

“Owned Software” means any and all Software owned by any of the Acquired Companies.

“Parachute Payment Waivers” shall have the meaning set forth in Section 9.06.

“Parent Guarantee” means the guaranty of Parent Guarantors of the payment and indemnification obligations of Seller under this Agreement, dated as of the date hereof.

“Parent Guarantors” means GBIG Capital, LLC and the Principal Seller Owner, as guarantors under the Parent Guarantee.

“Parent Loan Guarantee” means the guaranty of Parent Guarantors of the Obligations (as defined in the Loan Agreement) of Seller under the Loan Agreement, dated as of the date hereof.

“PCI Requirements” shall have the meaning set forth in Section 5.09(b).

“Pennsylvania Order” means the consent order, dated January 3, 2019, by and between CBLIC and the Pennsylvania Insurance Department.

“Permits” shall have the meaning set forth in Section 5.07(a).

“Permitted Liens” means each of the following:  (a) Liens that secure debt that is reflected on the Financial Statements, (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings for which a reserve has been established in accordance with GAAP or SAP, as applicable, (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar Liens imposed by Law for amounts not yet due, (d) Liens incurred or deposits made to a Governmental Authority in connection with a governmental authorization, registration, filing, license, permit or approval, (e) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security, (f) defects of title, easements, rights of way, covenants, restrictions and other similar Liens not materially interfering with the operation of the Business or the use by the Acquired Companies of any Owned Real Property or any Leased Real Property, (g) Liens not created by an Acquired Company that affect the underlying fee interest of any Leased Real Property, (h) zoning, building and other generally applicable land use restrictions, which are not violated in any material respect by the current use and operation of any Owned Real Property or any Leased Real Property, (i) limitations on the rights of any of the Acquired Companies under any Material Contract that are expressly set forth in such Contract, (j) any Lien that is disclosed in

Section 1.01(c) of the Seller Disclosure Schedule, and (k) Liens created in connection with investment transactions, including broker liens, securities lending transactions and repurchase agreements and Federal Home Loan Bank of Atlanta advances.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, Governmental Authority, association or organization or other legal entity.

“Personal Information” means all data and information about one or more individuals, including any of the Acquired Companies’ employees, other personnel, agents, officers, directors, contractors, customers, potential and prospective customers, policyholders, suppliers or other Persons, that is personally identifying (i.e., data that directly or indirectly identifies, describes, or can be associated with or reasonably linked to an individual, device or a household) or similar terms under applicable Privacy and Data Security Laws.

“Plan of Rehabilitation” means a plan to effect reformation and revitalization of PLICMI pursuant to Mich. Comp. Stat. §500.8114, to be submitted to the Rehabilitation Court which, in conjunction with any other applicable provisions of the Rehabilitation Court Confirmation and Approval Order, will require consummation of the Transactions, substantially in the form attached as Exhibit F, including any modifications of such Plan of Rehabilitation (a) agreed to by the parties hereto, or (b) required by the Rehabilitator or the Rehabilitation Court, except as would result in a Burdensome Condition or material reduction in the Purchase Price, in either case subsequent to execution of this Agreement and prior to the approval by the Rehabilitation Court.

“PLICMI” shall have the meaning set forth in the preliminary statements hereto.

“PLICMI Canadian Branch” means the Canadian Branch of PLICMI.

“PLICMI Canadian Branch Financial Statements” shall have the meaning set forth in Section 5.03(c).

“PLICMI Statutory Statements” shall have the meaning set forth in Section 5.03(b).

“Post-Accounts Date Taxable Period” means a taxable period that begins after the Accounts Date.

“Pre-Closing Severance Payments” shall have the meaning set forth in Section 9.08.

“Pre-Closing Transfer” shall have the meaning set forth in Section 7.15.

“Pre-Signing Restructuring” shall have the meaning set forth in the preliminary statements hereto.

“Premium Increase” shall have the meaning set forth in Section 13.05(d).

“Principal Seller Owner” means Greg E. Lindberg.

“Privacy Agreements” means all Contracts (or portions thereof) to which any Acquired Company is a party that are applicable to Data Activities, including the Acquired Companies’ contractual commitments to third party analytics and advertising providers.

“Privacy and Data Security Laws” means all privacy, information security, data collection, data protection, data sharing, direct marketing, electronic and telephone marketing, consumer protection, location tracking, customer tracking, behavioral marketing, workplace privacy Laws, and then-current industry standards or guidelines to which the Acquired Companies have committed to be bound,  of any jurisdiction, in each case, to which the Acquired Companies or the Business are subject, including with respect to the collection, processing, storage, protection and disclosure of Personal Information, including all federal, state, local, provincial, international and foreign laws, rules and regulations pertaining to privacy, data protection, data security, cyber security, and e-commerce, including the Regulation (EU) 2016/279 of the European Parliament and of the Council (General Data Protection Regulation), Health Insurance Portability and Accountability Act of 1996, Title II, Subtitle F, Sections 261-264, Public Law 104-191 and the Health Information Technology for Economic and Clinical Health Act, the Fair Credit Reporting Act, 15 U.S.C. 1681 et seq. (including the Fair and Accurate Credit Transactions Act of 2003), the Gramm-Leach-Bliley Act, 15 U.S.C. 6801 et seq. (“GLBA”), and all Laws pertaining to sales, marketing, and electronic communications, including the CAN-SPAM Act, the Telephone Consumer Protection Act, and the Telemarketing Sales Rule, and in each case, the rules and regulations implemented thereunder, including those promulgated by regulatory authorities or bodies with jurisdiction over Seller or the Acquired Companies and pursuant to insurance licensing requirements under state laws and regulations, such as the New York Department of Financial Services Regulation, 23 NYCRR 1500 et. seq., and the collection, storage, retention, disposal, use, access, disclosure, processing, security, and transfer of Personal Information (“Data Activities”).

“Privacy and Data Security Policies” shall have the meaning set forth in Section 5.09(c).

“Producer” means any producer, broker, agent, general agent, managing general agent, master broker agency, broker general agency, financial specialist or other Person responsible for marketing or producing the Insurance Contracts on behalf of PLICMI prior to the Closing.

“Purchase Price” shall have the meaning set forth in Section 2.02.

“Quarterly PLICMI Canadian Financial Statements” shall have the meaning set forth in Section 5.03(c).

“Quarterly PLICMI Statutory Statements” shall have the meaning set forth in Section 5.03(b).

“RBC Ratio” means the ratio, as of the date of determination, of PLICMI’s “total adjusted capital” over its “company action level risk-based capital”, as such terms are defined and prescribed by requirements promulgated by the National Association of Insurance Commissioners and regulations adopted by the Michigan Department, which are in effect as of December 31, 2018, calculated as of the end of each calendar quarter, and using reserving methodologies and asset classifications that are in accordance with SAP, consistently applied, throughout the specified period and in the immediately prior comparable period.

“Registered Owned Intellectual Property” shall have the meaning set forth in Section 5.08(a).

“Rehabilitation” means placement of PLICMI into rehabilitation pursuant to Mich. Comp. Stat. §500.8113 and proceedings under Chapter 81 of the Insurance Code of 1956, Mich. Comp. Stat. §500.8101 et. seq.

“Rehabilitation Court” means the Circuit Court for Ingham County having sole jurisdiction of the Rehabilitation proceeding of PLICMI commenced under chapter 81 of the Insurance Code of 1956, Mich. Comp. Stat. §500.8101 et seq.

“Rehabilitation Court Confirmation and Approval Order” means a Governmental Order of the Rehabilitation Court, substantially in the form attached hereto as Exhibit G, including any modifications of such Rehabilitation Court Confirmation and Approval Order (a) agreed to by the parties, or (b) required by the Rehabilitation or the Rehabilitation Court, except as would not result in a Burdensome Condition or material reduction in the Purchase Price subsequent to execution of this Agreement and prior to issuance by the Rehabilitation Court.

“Rehabilitation Date” means the date of entry of the Rehabilitation Order.

“Rehabilitation Order” means the order of the Rehabilitation Court placing PLICMI into Rehabilitation pursuant to Mich. Comp. Stat. §500.8113.

“Rehabilitator” means the Director acting solely in her capacity as rehabilitator of PLICMI and includes counsel, clerks, assistants and special deputies as provided for in Mich. Comp. Stat. §500.8114.

“Reinsurance Agreement” shall have the meaning set forth in Section 5.15.

“Related Agreements” means the Loan Agreement, the Limited Guarantee, the Parent Guarantee, the Parent Loan Guarantee, the Confidentiality Agreement, the BLIC Letter Agreement and the CBLIC Letter Agreement.

“Related Party” means (a) with respect to any Person that is not an individual, (i) any Affiliate of such Person, (ii) any Person that serves as a director, officer, partner, executor, or trustee of such Person or an Affiliate of such Person (or in any other similar capacity), (iii) any Person with respect to which such Person or an Affiliate of such Person serves as a general partner or trustee (or in any other similar capacity), (iv) any Person that has direct or indirect beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity interests (a “Material Interest”) in such Person and (v) any Person in which such Person or an Affiliate of such Person holds a Material Interest and (b) with respect to any Person that is an individual (i) each other member of such individual’s Family, (ii) any Affiliate of such Person or one or more members of such Person’s Family, (iii) any Person in which such Person or members of such Person’s Family hold (individually or in the aggregate) a Material Interest and (iv) any Person with respect to which such Person or one or more members of such Person’s Family serves as a director, officer, partner, executor, or trustee (or in any other similar capacity).

“Related Party Assets” means any (a) Investment Asset issued, directly or indirectly, by Seller or any Affiliate or Related Party of Seller, or whose value or return is, directly or indirectly,

related to, or derived from, an Investment Asset issued, directly or indirectly, by Seller or any Affiliate of Seller or Related Party of Seller, or (b) security (i) issued directly by a Related Party of Seller, (ii) issued by a trust or other special purpose vehicle whose payment obligations thereunder are supported by, or otherwise dependent on, an asset or other credit support instrument of a Related Party or (iii) issued by a third party but whose payment obligations are linked (including, the timing thereof) to an asset or other credit support instrument of a Related Party.

“Representative” of a Person means the directors, officers, employees, advisors, agents, consultants, independent accountants, investment bankers, counsel or other representatives of such Person and of such Person’s Affiliates.

“Requirement of the Rehabilitator” means an action or omission taken by PLICMI that was required by the Rehabilitator acting in the place and with the authority of the board of directors of PLICMI, or the Rehabilitation Court, to the extent such requirement would reasonably be interpreted as a binding requirement on PLICMI within the legal authority of the Rehabilitator or the Rehabilitation Court, as applicable, but only if the Seller has used its reasonable best efforts to prevent, oppose, eliminate and mitigate such requirement, action or omission, as applicable.

“Reserves” means the reserves (including reserves established for payment of benefits, losses, claims, expenses and similar purposes (including claims litigation)), maintained by PLICMI with respect to the Insurance Contracts.

“Resolution Period” shall have the meaning set forth in Section 2.04(c).

“Restricted Person” shall have the meaning set forth in Section 8.08(a).

“Reverse Break-Up Fee” means two million six hundred twenty five thousand dollars ($2,625,000); provided, that if the Reverse Break-Up Fee becomes payable on or after the Rehabilitation Date, the Reverse Break-Up Fee shall mean nine million dollars ($9,000,000); provided, further, that any Reverse Break-Up Fee payable under Section 12.05(c) shall mean four million five hundred thousand dollars ($4,500,000).

“Review Period” shall have the meaning set forth in Section 2.04(b).

“Runoff Period” shall have the meaning set forth in Section 8.05(c).

“SAP” means the statutory accounting principles and practices prescribed or permitted by the Michigan Department, as in effect at the relevant time.

“Second Indemnification Escrow Termination Date” shall have the meaning set forth in Section 13.08(b).

“Section 280G Payments” shall have the meaning set forth in Section 9.06.

“Section 338(h)(10) Election” shall have the meaning set forth in Section 10.08(a).

“Securities Act” means the Securities Act of 1933.

“Seller” shall have the meaning set forth in the preamble hereto.

“Seller Conversion Event” shall mean an election by Seller, at Seller’s option, pursuant to Treasury Regulation § 301.7701-3 for Seller to no longer be treated as a corporation for Tax purposes and instead to be treated as a partnership or disregarded entity, as applicable, for Tax purposes, including any other corporate conversion or change in form of organization necessary to make such election.

“Seller Disclosure Schedule” means the disclosure schedule dated as of the date hereof delivered by Seller to Buyer in connection with the execution and delivery of this Agreement.

“Seller Indemnified Parties” shall have the meaning set forth in Section 13.02(a).

“Seller Names and Marks” shall have the meaning set forth in Section 8.05(b).

“Seller Releasing Party” means (a) Seller, (b) Seller’s Affiliates (other than the Acquired Companies) and Seller’s and such Affiliate’s Representatives and (c) the successors and assigns of each of the foregoing.

“Seller Returns” shall have the meaning set forth in Section 10.02(a).

“Seller Tax Allocation Agreement” means the Tax Sharing Agreement dated as of January 1, 2017, among SNG Holdings and Reinsurance Company, Inc., Preferred Financial Corporation, LLC, SN Group Development, LLC, SNIC, SNRC, CBLIC, BLIC, GBIG, LLC, and PLICMI.

“Service Period” shall have the meaning set forth in Section 9.07.

“Services Agreements” means the respective services agreements between GBIG, LLC, on the one hand, and each of BLIC, CBLIC, SNIC and SNRC, on the other hand, each in substantially the form of Exhibit D hereto.

“Shareholder Approval” shall have the meaning set forth in Section 9.06.

“Shares” shall have the meaning set forth in the preliminary statements hereto.

“SNIC” means Southland National Insurance Corporation, a life insurance company organized under the Laws of North Carolina.

“SNRC” means Southland National Reinsurance Corporation, a captive insurance company organized under the Laws of North Carolina.

“Social Media Accounts” means any and all accounts, profiles, pages, feeds, registrations and other presences on or in connection with any social media or social networking website or online service.

“Software” means any and all computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, databases, and related protocols, specifications, and other documentation thereof.

“Solvent” means, with respect to a Person as of a specified time, (a) that the “fair value” of the “property” of such Person, including interests in Subsidiaries, will exceed the sum of all “debts” of such Person, (b) such Person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or about to be engaged, and (c) such Person will be able to pay its liabilities that it intends or believes that it will incur as they mature or otherwise come due.  For purposes of this definition, the terms “fair value” and “property” of a Person will be determined in accordance with applicable federal bankruptcy Laws and Insurance Laws governing determinations of the insolvency of debtors and the phrases “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or about to be engaged” and “able to pay its liabilities as they mature” shall have the meaning given to such or similar terms under applicable federal bankruptcy Laws and Insurance Laws governing preferential, voidable or fraudulent transfers.

“Special Indemnity” shall have the meaning set forth in Section 13.01(a)(iii).

“Special Indemnity Claim” shall have the meaning set forth in Section 13.03(a).

“Specified Matter” means (a) the federal investigation related to the matters which are the subject of the grand jury subpoenas issued to (i) the custodians of records for Eli Global, LLC and GBIG, LLC by an Assistant United States Attorney for the Western District of North Carolina on August 20, 2018 and (ii) the custodian of records for GBIG, LLC by an Assistant United States Attorney for the Western District of North Carolina on November 6, 2018, (b), the bill of indictment filed by the North Carolina Department on March 18, 2019 before the District Court for the Western District of North Carolina Statesville Division Docket No. 5:19-CR-22-FDW, (c) any Liabilities arising from or related to any matter that is the subject of any such investigation, subpoena or bill of indictment, (d) any other actual or alleged criminal activity conducted by the Acquired Companies, any of their Affiliates, or any of their respective officers, directors or employees (including the obligors under the Parent Guarantee and the Parent Loan Guarantee) or any Liabilities arising therefrom or related thereto.

“Statements of No Objection” means consents and/or statements of no objection to entry of the Plan of Rehabilitation, the Rehabilitation Order, and the Rehabilitation Court Confirmation and Approval Order, in form and substance satisfactory to the Director.

“Straddle Period” means a taxable period that includes, but does not end on, the Accounts Date.

“Subsidiary” of any Person means any corporation, general or limited partnership, joint venture, limited liability company, limited liability partnership or other Person that is a legal entity, trust or estate of which (or in which) at the time of determination (a) such Person directly or indirectly owns, beneficially or of record (i) the issued and outstanding Capital Stock having ordinary voting power to elect a majority of the board of directors (or a majority of another body performing similar functions) of such other Person (irrespective of whether at the time Capital Stock of any other class or classes of such other Person shall or might have voting power upon the occurrence of any contingency), or (ii) more than fifty percent (50%) of the interest in the capital or profits of, or beneficial interest in, such other Person, or (b) such Person is a general partner, managing member, manager or other similar governing Person of such other Person. Notwithstanding the foregoing, no investment fund, account or vehicle managed, advised, serviced or sponsored by Buyer or any of its Affiliates or any portfolio company or investment of any such funds, accounts or vehicles shall be deemed to be a Subsidiary of Buyer or any of its Affiliates.

“Superior Proposal” shall have the meaning set forth in Section 12.04(c).

“Tax” or “Taxes” means (a) all income, premium, excise, gross receipts, ad valorem, sales, use, employment, franchise, profits, gains, property, escheat, abandoned property, transfer, payroll, stamp taxes or other taxes, (whether payable directly or by withholding) imposed by any Tax Authority, together with any interest and any penalties thereon or additional amounts with respect thereto, (b) all Liabilities for the payment of the amounts of the type described in clause (a) as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined or unitary group (or being included (or required to be included) in any Tax Return related thereto) and (c) all Liabilities for the payment of any amounts described in clauses (a) or (b) as a result of being a transferee or successor to any Person, by a Contract the primary subject matter of which is Tax, or by Law.

“Tax Action” shall have the meaning set forth in Section 10.03(a).

“Tax Attributes” means, with respect to any Tax, any tax basis, net operating loss carryovers, net capital loss carryovers, credits, specified policy acquisition expenses (as that term is defined in Section 848 of the Code), amounts referred to in Section 807(c) of the Code and similar Tax items of any Person.

“Tax Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Returns” means all returns, declarations, reports, certificates, and claims for refunds (including elections, declarations, disclosures, attachments, schedules, estimates and information returns) required to be supplied to a Tax Authority relating to Taxes and, in each case, any amendments thereto.

“Termination and Release Agreement” means the Termination and Release Agreement substantially the form attached hereto as Exhibit K.

“Third-Party Claim” shall have the meaning set forth in Section 13.03(a).

“Third-Party Consent” means any approval, authorization, Consent, license or permission of, or waiver or other action by, or notification to, any Person (other than (a) a Governmental Authority or (b) an Affiliate of Seller or Buyer).

“Title Policy” shall have the meaning set forth in Section 7.15.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property.”

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property.”

“Transaction Related Expenses” means the (a) fees, expenses and disbursements of (i) counsel to Seller, the Acquired Companies, their stockholders or employees or (ii) any of their respective independent accountants, investment bankers, financial opinion providers, financial advisors, or other advisors, in each case, in connection with the negotiation, preparation, execution and performance of this Agreement, the Ancillary Agreements, the Related Agreements and the Transactions,  to the extent payable by the Acquired Companies, in each case, whether accrued or not; (b) the aggregate amount of any and all stay and retention bonuses, transaction completion bonuses, deferred compensation or other similar payment made or entered into in contemplation of the Transactions or otherwise accelerated or required to be made to the Company Employees as a result of, or in connection with, the Transactions (including all related employment or payroll Taxes), in each case whether or not accrued; and (c) the aggregate amount of any severance obligations of the Acquired Companies that relate to terminations of employment that occur prior to Closing.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements and the Loan Agreement, the Parent Guarantee, the Parent Loan Guarantee and the Limited Guarantee, including, for the avoidance of doubt, the Rehabilitation.

“Transfer Documents” shall have the meaning set forth in Section 7.15.

“Transfer Taxes” shall have the meaning set forth in Section 10.05.

“Transition Services” shall have the meaning set forth in Section 9.07.

“Unpaid Intercompany Receivables” shall have the meaning set forth in Section 7.05.

“WARN ACT” means, collectively, the Worker Adjustment and Retraining Notification Act of 1988 and any other similar Laws of any jurisdiction relating to any plant closing or mass layoff.

ARTICLE II
PURCHASE AND SALE

Section 2.01                             Purchase and Sale of the Shares.  On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, free and clear of all Liens, and Buyer shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to the Shares, for the Purchase Price.

Section 2.02                             Purchase Price.  The Base Purchase Price as adjusted in accordance with Section 2.03 (the “Closing Purchase Price”) shall be payable at Closing as set forth below in Section 3.02.  The Closing Purchase Price shall be subject to adjustment after the Closing as set forth in Section 2.04 (the total consideration paid to Seller pursuant to this Section 2.02, as adjusted pursuant to Section 2.03 and Section 2.04, the “Purchase Price”).

Section 2.03                             Determination of Closing Purchase Price.

(a)                                 At least three (3) but not more than seven (7) Business Days prior to the anticipated Closing Date, (a) Buyer shall notify Seller of the Closing Date Loan Balance, (b) Seller shall cause to be prepared and delivered to Buyer a statement (the “Estimated Closing Statement”) consisting of (i) a good faith estimate of the amount of the Expense Overruns as of the Cut-Off Time, if any (the “Estimated Expense Overruns”), (ii) a good faith estimate of the amount of the Unpaid Intercompany Receivables, if any (the “Estimated Unpaid Intercompany Receivables”), and (iii) the amount of any adjustment to the Base Purchase Price pursuant to this Section 2.03, and (c) Seller shall cause to be prepared and delivered to Buyer certificates of the chief financial officer of each Acquired Company, given solely in his or her capacity as the chief financial officer (and not in his or her individual capacity), that the Estimated Closing Statement has been prepared in accordance with this Section 2.03, and, with respect to the Expenses, SAP or GAAP, as applicable, consistently applied. The Estimated Closing Statement shall be prepared substantially in the form set forth in Schedule 2.04(a).  The Closing Purchase Price will equal (A) the Base Purchase Price, less (B) the Closing Date Loan Balance, less (C) any Estimated Expense Overruns, less (D) the Indemnification Escrow Amount, less (E) the Banker Fees, less (F) the Estimated Unpaid Intercompany Receivables, less (G) the Pre-Closing Severance Payments.

(b)                                 The parties acknowledge and agree that for federal and applicable state and local income Tax purposes the reduction of the Closing Purchase Price in respect of the Closing Date Loan Balance shall be treated as (i) a payment of the Closing Purchase Price (without reduction by the Closing Date Loan Balance) and (ii) a repayment of the Loan. The parties hereto agree to file all Tax Returns required to be filed by them in a manner consistent with the foregoing.

Section 2.04                             Post-Closing Purchase Price True-Up.

(a)                                 No later than forty-five (45) days following the Closing Date, Buyer shall cause to be prepared and delivered to Seller a statement (the “Closing Statement”) consisting of (i) the Closing Date Loan Balance, (ii) a calculation of the amount of the Expense Overruns as of the Cut-Off Time, (iii) a calculation of the Unpaid Intercompany Receivables as of the Cut-off Time, provided such Unpaid Intercompany Receivables shall reflect, for the avoidance of doubt, the “Final Net Settlement” as calculated in accordance with Section 4 of the Termination and Release Agreement and any adjustment to the Estimated Unpaid Intercompany Receivables actually paid under such Section 4 of the Termination and Release Agreement), (iv) the Indemnification Escrow Amount, (v) a calculation of the Banker Fees; (vi) the amount of any adjustment to the Closing Purchase Price pursuant to this Section 2.04(a) and (vii) certificates of the chief financial officer of each Acquired Company, given solely in his or her capacity as the chief financial officer (and not in his or her individual capacity), that the Closing Statement has been prepared in accordance with this Section 2.04 and, with respect to the Expenses, SAP or GAAP, as applicable, consistently applied.  The Closing Statement shall be prepared substantially in the form set forth in Schedule 2.04(a).

(b)                                 Seller shall have forty-five (45) days from the date on which the Closing Statement is delivered to Seller to review the Closing Statement (including the calculation of Expense Overruns and Unpaid Intercompany Receivables) (such period of time, the “Review Period”).  During the Review Period, upon the reasonable request of Seller, Buyer shall provide, or cause the Acquired Companies, as applicable, to provide, to Seller and its Representatives access to all books, records and working papers of the Acquired Companies relevant to the Closing Statement.  If Buyer fails to reasonably provide and request (or fails to cause to provide and request) such access in accordance with this Section 2.04(b) within five (5) days of request therefor, the deadline set forth herein shall be extended by one day for each additional day required for Buyer to reasonably respond to such request.  The Closing Statement (including the calculation of Expense Overruns and Unpaid Intercompany Receivables) shall become final and binding upon the parties at 5:00 p.m. New York City time on the 45th day of the Review Period, unless Seller gives written notice of its disagreement with the Closing Statement (such written notice, a “Notice of Disagreement”) to Buyer on or prior to such date.  Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted and any alternative calculations with respect thereto.  All items and amounts not so disputed in the Notice of Disagreement shall be deemed final, except to the extent an adjustment to a disputed item requires an offsetting adjustment.  If a Notice of Disagreement is received by Buyer in a timely manner, then the Closing Statement (including the calculation of Expense Overruns and Unpaid Intercompany Receivables) (as revised in accordance with this sentence) shall become final and binding upon Seller and Buyer on the earlier of (i) the date Seller and Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date any disputed matters are finally resolved in writing by the Independent Accounting Firm.

(c)                                  During the fifteen (15) day period following the delivery of a Notice of Disagreement (such period of time, the “Resolution Period”), Seller and Buyer shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement.  During the Resolution Period, upon Buyer’s request, Seller shall afford Buyer and its Representatives reasonable access to all books and records and all personnel used to prepare, or otherwise relevant to, the Notice of Disagreement that are under its or its Representatives’ control or possession.  In the event that Seller and Buyer are unable to agree on any item or items shown or reflected in the Closing Statement within the Resolution Period, each of Seller and Buyer shall prepare separate written reports of such unresolved item or items and deliver such reports to the Independent Accounting Firm within fifteen (15) days after the expiration of the Resolution Period.  The parties hereto shall use their respective reasonable best efforts to cause the Independent Accounting Firm to, as soon as practicable and in any event within fifteen (15) days after receiving such written reports, determine the manner in which such item or items shall be treated in the Closing Statement; provided, however, that the dollar amount of each item in dispute shall be determined within the range of dollar amounts proposed by Seller, on the one hand, and Buyer, on the other hand.  The parties hereto acknowledge and agree that (i) the review by and determinations of the Independent Accounting Firm shall be limited to, and only to, the unresolved item or items contained in the reports prepared and submitted to the Independent Accounting Firm by Seller and Buyer, and (ii) the determinations by the Independent Accounting Firm shall be based solely on (A) such reports submitted by Seller and Buyer and the basis for Seller’s and Buyer’s respective positions and (B) the Accounting Principles.  Seller and Buyer agree to enter into an engagement letter with the Independent Accounting Firm containing customary terms and conditions for this type of engagement.  The parties hereto shall use their reasonable best efforts to cooperate with and provide information and documentation, including work papers, to assist the Independent Accounting Firm.  Any such information or documentation provided by any party hereto to the Independent Accounting Firm shall be concurrently delivered to the other parties hereto, subject, in the case of the Independent Accounting Firm’s work papers, to such other parties hereto entering into a customary release agreement with respect thereto.  None of the parties hereto shall disclose to the Independent Accounting Firm, and the Independent Accounting Firm shall not consider for any purposes, any settlement discussions or settlement offers made by any of the parties hereto with respect to any objection under this Section 2.04.  The determinations by the Independent Accounting Firm as to the item or items in dispute shall be in writing and shall be final, binding and conclusive for all purposes of determining the Purchase Price and shall have the same effect for all purposes as if such determinations had been embodied in a final judgment, entered by a court of competent jurisdiction, and shall not be subject to review by any Governmental Authority or otherwise be appealable.  Notwithstanding the foregoing, either party hereto may petition the New York courts to reduce such decision to judgment.  All fees, costs and expenses relating to the work of the Independent Accounting Firm shall be allocated between Seller, on the one hand, and Buyer, on the other hand, in the same proportion that the aggregate amount of the disputed items submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party bears to the total amount of such disputed items so submitted (as finally determined by the Independent Accounting Firm).  For example, if Seller challenges the calculation of the Closing Statement by an amount of $100,000, but the Independent Accounting Firm determines that Seller has a valid claim for only $40,000, Buyer shall bear 40% of the fees, costs and expenses of the Independent Accounting Firm and Seller shall bear the other 60% of such fees, costs and expenses.  Following the resolution of all disputed items (or, if there is no dispute, promptly after the parties hereto reach agreement on the Closing Statement), Buyer shall revise the Closing Statement (including the calculation of Expense Overruns and Unpaid Intercompany Receivables) to reflect the resolution of any disputed items and shall deliver a copy thereof to Seller.  The final form of the Closing Statement as determined in accordance with this Section 2.04, is referred to herein as the “Final Closing Statement.”  The Expense Overruns reflected in the Final Closing Statement shall be referred to as the “Final Expense Overruns” and the Unpaid Intercompany Receivables reflected in the Final Closing Statement shall be referred to as the “Final Unpaid Intercompany Receivables”.

(d)                                 Effective upon the end of the Review Period (if a timely Notice of Disagreement is not delivered), or upon the resolution of all matters set forth in the Notice of Disagreement either by mutual agreement of the parties hereto or by the Independent Accounting Firm, the Closing Purchase Price shall be subject to adjustment as follows: (i) if the Final Expense Overruns plus the Final Unpaid Intercompany Receivables are less than the Estimated Expense Overruns, the Closing Purchase Price shall be increased by the amount of such shortfall, and (ii) if the Final Expense Overruns plus the Final Unpaid Intercompany Receivables are greater than the Estimated Expense Overruns plus the Estimated Unpaid Intercompany Receivables, the Closing Purchase Price shall be reduced by the amount of such excess.  With respect to the adjustment to the Closing Purchase Price (A) in clause (i) of this Section 2.04(d), Buyer shall pay to Seller by wire transfer of immediately available funds, within ten (10) Business Days following the delivery of the Final Closing Statement, to an account or accounts designated by Seller in writing and (B) in clause (ii) of this Section 2.04(d), Seller shall pay to Buyer by wire transfer of immediately available funds, within ten (10) Business Days following the delivery of the Final Closing Statement, to an account or accounts designated by Buyer in writing.

(e)                                  Following the Closing, Buyer shall not take any action, and shall cause the Acquired Companies not to take any action, with respect to the accounting books and records of the Acquired Companies on which the Closing Statement is to be based that would reasonably be expected to obstruct or prevent the preparation of the Closing Statement and the determination of the Final Expense Overruns and the Final Unpaid Intercompany Receivables as provided in this Section 2.04.

Section 2.05                             Withholding.  Each of Buyer, its Affiliates and its Representatives, and the Escrow Agent, as applicable, shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law.  Buyer shall provide Seller with notice of its intent to withhold at least ten (10) days prior to the Closing, and the parties shall negotiate in good faith to reduce or eliminate any such withholding to the extent permitted by Law.  Assuming Seller delivers the certificates described in Sections 3.04(e) and 3.04(f), Buyer acknowledges and agrees that no withholding is required as of the date hereof.  To the extent that amounts are so withheld and paid over to the appropriate Tax Authority by the applicable Person, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.06                             Indemnification Escrow Amount. The portion of the Closing Purchase Price otherwise payable to Seller at Closing shall be reduced by an amount equal to sixteen million eight hundred seventy five thousand dollars ($16,875,000) (the “Indemnification Escrow Amount”), to be deposited by Buyer into an escrow account (the “Indemnification Escrow Account”), which will be established pursuant to the Escrow Agreement, as security for Seller’s obligations pursuant to Section 2.04(d), Article X and Article XIII.  The Indemnification Escrow Amount, together with income earned thereon as provided in the Escrow Agreement net of any applicable Taxes (the “Indemnification Escrowed Funds”) will be used to satisfy Seller’s Liabilities, if any, arising under this Agreement, and will be paid to Seller, on the one hand, or Buyer, on the other hand, in accordance with the terms and conditions of this Agreement and the Escrow Agreement.

Section 2.07                             Banker Fees.  On or prior to the Closing Date, Buyer shall pay any unpaid Banker Fees amounts to the Opinion Provider.

Section 2.08                             Expenses and Overrun Amounts.  Seller shall cause each Acquired Company not to pay or incur any Expenses subsequent to the Cut-Off Time.

ARTICLE III
THE CLOSING

Section 3.01                             Closing.  The closing of the purchase and sale of the Shares contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Sidley Austin LLP, 787 7th Avenue, New York, New York 10019 (or such other place as Seller and Buyer may agree in writing), (a) on the last Business Day of the month in which all of the conditions set forth in Section 11.01 and Section 11.02 are satisfied or waived in accordance with this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) (the “Condition Satisfaction”), or (b) if the Condition Satisfaction occurs less than three (3) Business Days prior to the last Business Day of such month on the last Business Day of the month immediately following the month in which the Condition Satisfaction occurs; provided, that if the Condition Satisfaction occurs at any time in the month in which the Outside Date falls, the Closing shall occur on the Outside Date, in each case, (i) unless another date is mutually agreed to in writing by Seller and Buyer and (ii) subject to the continued satisfaction of all the conditions set forth in Section 11.01 and Section 11.02 on the last Business Day of such month or on the Outside Date, as applicable.  The date on which the Closing takes place shall be the “Closing Date.”

Section 3.02                             Payments.  At the Closing, Buyer shall deliver (a) to Seller payment, by wire transfer to a bank account designated in writing by Seller (such designation to be made at least three (3) Business Days before the Closing Date), of immediately available funds in an amount equal to the Closing Purchase Price determined in accordance with Section 2.03, and (b) to the Escrow Agent, by wire transfer, the Indemnification Escrow Amount, delivered pursuant to, and in accordance with, the terms and conditions set forth in Section 2.06 hereof and the Escrow Agreement.

Section 3.03                             Buyer’s Additional Closing Date Deliveries.  At the Closing, Buyer shall deliver, or cause to be delivered, to Seller:

(a)                                 the certificate referred to in Section 11.01(a)(iv); and

(b)                                 counterparts of each Ancillary Agreement to which Buyer or any Buyer Party is a party, duly executed by Buyer or such Buyer Party, as applicable, other than the Buyer Affiliate Reinsurance Agreement.

Section 3.04                             Seller’s Additional Closing Date Deliveries.  At the Closing, Seller shall deliver, or cause to be delivered, to Buyer:

(a)                                 stock certificates evidencing the Shares, duly endorsed in blank or accompanied by duly executed instruments of transfer;

(b)                                 the certificate referred to in Section 11.02(a)(iv);

(c)                                  counterparts of each Ancillary Agreement to which Seller or any Acquired Company is a party, duly executed by Seller or such Acquired Company, as applicable, other than the Buyer Affiliate Reinsurance Agreement;

(d)                                 written resignations of each of the directors and managers of the Acquired Companies, if any, effective as of the Closing;

(e)                                  a properly completed and executed certificate of non-foreign status in a form and substance that complies with Treasury Regulation Section 1.1445-2(b)(2); provided that if Seller is classified as a disregarded entity for U.S. federal income tax purposes, the certificate shall be provided by the owner of Seller that is regarded for U.S. federal income tax purposes;

(f)                                   an IRS Form W-9 properly completed and executed by Seller; provided that if Seller is classified as a disregarded entity for U.S. federal income tax purposes, the IRS Form W-9 shall be provided by the owner of Seller that is regarded for federal income tax purposes;

(g)                                  true and complete copies of the Plan of Rehabilitation, the Administrative Supervision Order, the Rehabilitation Order, and the Rehabilitation Court Confirmation and Approval Order, together with the Consents and Statements of No Objection;

(h)                                 the Management Certificate;

(i)                                     certificate(s) executed by the chief financial officer of each Acquired Company as required by Section 11.02(k) as to PLICMI’s RBC Ratio as of the Closing Date and Adjusted Capital and Surplus and GBIG, LLC’s Net Working Capital as of the Closing Date; and

(j)                                    the books and records of the Acquired Companies.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING SELLER

Subject to and as qualified by the matters set forth in the Seller Disclosure Schedule pursuant to Section 14.10, Seller hereby represents and warrants to Buyer as follows as of the date hereof and as of the Closing Date (except for such representations and warranties which address matters only as of a specific date, which representations and warranties shall be true and correct as of such specific date):

Section 4.01                             Incorporation and Authority of Seller.

(a)                                 Seller is a Delaware corporation, duly incorporated, validly existing and in good standing under the Laws of Delaware.

(b)                                 Seller has all requisite corporate power to enter into, consummate the Transactions, and carry out its obligations under, each of this Agreement and the Ancillary Agreements to which Seller is or will be a party.  The execution and delivery by Seller of this Agreement and the consummation by Seller of the Transactions by, and the performance by Seller of its obligations under, this Agreement have been duly authorized by all requisite corporate action on the part of Seller.  The execution and delivery by Seller and each Acquired Company of each of the Ancillary Agreements to which Seller and each Acquired Company is or will be a party, the consummation by Seller and each Acquired Company of the Transactions, and the performance by Seller and each Acquired Company of its obligations under, the Ancillary Agreements to which Seller and each Acquired Company is or will be a party, have been duly authorized by all requisite corporate action on the part of Seller and each Acquired Company (including the approval of Seller’s board of directors).  No other corporate proceedings on the part of Seller or any Acquired Company, and no other votes or approvals of any class or series of Capital Stock of Seller or any Acquired Company, are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been (and on or prior to the Closing, the Ancillary Agreements to which Seller is or will be a party will be) duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by each other party to this Agreement or the Ancillary Agreements, as applicable) this Agreement constitutes (and at Closing, the Ancillary Agreements to which Seller is or will be a party will constitute) the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.02                             No Conflict.  Except as set forth in Section 4.02 of the Seller Disclosure Schedule and, in the case of clauses (b) and (c) below, except as may result from any facts or circumstances solely relating to Buyer or its Affiliates (as opposed to any other third party), the execution, delivery and performance by Seller of, and the consummation by Seller of the Transactions, this Agreement and the Ancillary Agreements to which Seller is or will be a party do not (a) violate, conflict with or require a Consent under the organizational documents of Seller or any of the Acquired Companies, (b) violate or conflict with any Law, Permit or other Governmental Order applicable to Seller or any of the Acquired Companies or by which any of them or any of their respective properties or assets is bound or subject or (c)  result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, result in the loss of any right, entitlement or obligation in, or give to any Person any entitlement or right under, including rights of termination, acceleration or cancellation of, or result in the loss of any right or benefit to which Seller, any Acquired Company is entitled under, or result in the creation of any Lien (other than a Permitted Lien) on any of the assets or properties of Seller or any of the Acquired Companies pursuant to, any Contract to which Seller or any of the Acquired Companies or any of their properties or assets are bound, other than, in the case of clauses (b) and (c), any such conflicts, violations, breaches, defaults, rights or Liens that, individually or in the aggregate, do not have, and would not reasonably be expected to have, (i) a material impairment or delay of the ability of Seller to perform its material obligations under this Agreement and the Ancillary Agreements to which Seller is or will be a party, taken as a whole, including consummation of the Transactions and thereby or (ii) a Company Material Adverse Effect.

Section 4.03                             Consents and Approvals.  Except as set forth in Section 4.03 of the Seller Disclosure Schedule, or as may result from any facts or circumstances solely relating to Buyer or its Affiliates (as opposed to any other third party), the execution and delivery by Seller of this Agreement and the Ancillary Agreements to which Seller is or will be a party does not, and the performance by Seller of, and the consummation by Seller of the Transactions, this Agreement and the Ancillary Agreements to which Seller is or will be a party do not, require any material Governmental Approval to be obtained or made by Seller or any of its Affiliates prior to the Closing.

Section 4.04                             Absence of Litigation.  There are no Actions pending or, to the Knowledge of Seller, threatened, against Seller or any of its Affiliates (including the Acquired Companies) that question the validity of, seek injunctive relief with respect to, this Agreement or the Ancillary Agreements or the right of Seller to enter into this Agreement or the Ancillary Agreements to which Seller is or will be a party or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.05                             Title to the Shares.  Seller is the sole record and beneficial owner of the Shares.  The Shares are owned by Seller free and clear of all Liens.  Other than the Shares, Seller has no other equity interests or Company Rights or rights to acquire equity interests or Company Rights in, or Indebtedness owed by, the Acquired Companies.

Section 4.06                             Seller Solvency.  As of the date hereof, Seller is, and immediately after the Closing, Seller will be, Solvent.

ARTICLE V
REPRESENTATIONS AND WARRANTIES
REGARDING THE ACQUIRED COMPANIES AND THE BUSINESS

Subject to and as qualified by the matters set forth in the Seller Disclosure Schedule pursuant to Section 14.10, Seller hereby represents and warrants to Buyer as follows as of the date hereof and as of the Closing Date (except for such representations and warranties which address matters only as of a specific date, which representations and warranties shall be true and correct as of such specific date):

Section 5.01                             Incorporation of the Acquired Companies.

(a)                                 Each of the Acquired Companies (i) is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, (ii) is duly qualified as a foreign corporation or other organization to do business and is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary and (iii) has the requisite corporate or other power and authority to operate its business as now conducted, except, in the case of clause (ii), where the failure to be so qualified would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 Seller has made available to Buyer copies of the organizational documents of the Acquired Companies, in each case as amended and in effect as of the date hereof.  Neither Acquired Company is in material violation of any of the provisions of its organizational documents.

Section 5.02                             Capital Structure of the Acquired Companies; Ownership and Transfer of the Shares.

(a)                                 Section 5.02(a) of the Seller Disclosure Schedule sets forth (i) the authorized Capital Stock of each of the Acquired Companies and (ii) the number of shares of each class or series of Capital Stock of each of the Acquired Companies that are authorized, issued and outstanding, together with the registered holder thereof.  Except as set forth in Section 5.02(a) of the Seller Disclosure Schedule, there is no Capital Stock of the Acquired Companies issued and outstanding.  All of the outstanding shares of Capital Stock of the Acquired Companies have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any option, right of first refusal, preemptive, subscription, or any similar rights.  Except as set forth in Section 5.02(a) of the Seller Disclosure Schedule, there are no (A) drag-along rights, tag-along rights, options, calls, warrants or convertible or exchangeable securities, or conversion, preemptive, subscription, exchange or other rights, or agreements, arrangements or commitments, in any such case, obligating or which may obligate Seller, any of the Acquired Companies or any of their Affiliates, whether contingent or otherwise, to issue, transfer, sell, purchase, return or redeem (or establish a sinking fund with respect to redemption) or otherwise acquire any Capital Stock or Equity Rights of the Acquired Companies or securities convertible into or exchangeable for any Capital Stock of the Acquired Companies or to pay any dividend or make any other distribution in respect thereof, (B) shares of Capital Stock of the Acquired Companies reserved for issuance for any purpose, (C) capital appreciation rights, restricted stock units, phantom stock plans, securities with participation rights or features, or similar obligations or commitments of any of the Acquired Companies, (D) except for this Agreement and the Ancillary Agreements, voting trusts, stockholder agreements, proxies, rights of first refusal, transfer restrictions or other rights or agreements in effect with respect to the voting, transfer or dividend rights of, or otherwise relating to, the Capital Stock of the Acquired Companies (“Equity Rights”), (E) bonds, debentures, notes or other Indebtedness of any of the Acquired Companies having voting rights (or convertible into securities having voting rights), (F) contractual obligations or commitments providing for rights to dividends, registration, redemption, repurchase or disposition of, or that restrict the transfer of, any Capital Stock of any Acquired Company, or (G) contractual obligations or commitments restricting the right of the owner thereof to transfer any shares of Capital Stock of the Acquired Companies (all of the foregoing items (A) through (G), collectively, “Company Rights”).

(b)                                 Except as set forth in Section 5.02(b) of the Seller Disclosure Schedule, Seller owns all of the Capital Stock of the Acquired Companies set forth next to its name in Section 5.02(a) of the Seller Disclosure Schedule, beneficially and of record and free and clear of all Liens, other than any Liens arising as a result of this Agreement or the Ancillary Agreements.

(c)                                  Except as set forth in Section 5.02(c) of the Seller Disclosure Schedule, the Acquired Company that is listed as the registered holder of the Capital Stock of each other Acquired Company as set forth in Section 5.02(a) of the Seller Disclosure Schedule owns all such outstanding Capital Stock of such Acquired Company, beneficially and of record and free and clear of all Liens, other than any Liens arising as a result of this Agreement or the Ancillary Agreements.

(d)                                 Except for (i) Investment Assets acquired in the ordinary course of business and (ii) GBIG, LLC as a wholly owned Subsidiary of PLICMI, neither PLICMI nor GBIG, LLC has Subsidiaries.  PLICMI is the owner of all outstanding shares of Capital Stock of GBIG, LLC, and all such membership units are duly authorized, validly issued, fully paid and non-assessable.  All of the outstanding shares of Capital Stock of GBIG, LLC are owned by PLICMI free and clear of all Liens.  There are no outstanding contractual obligations of PLICMI to repurchase, redeem or otherwise acquire any Capital Stock of GBIG, LLC or to pay any dividend or make any other distribution in respect thereof.

(e)                                  Each of Seller and GBIG, LLC have caused the Pre-Signing Restructuring to be completed.  GBIG, LLC is the sole Subsidiary of PLICMI, and GBIG, LLC has no Subsidiaries.  Seller has provided to Buyer all documentation executed or delivered in connection with or related to the Pre-Signing Restructuring.

Section 5.03                             Financial Statements; Absence of Undisclosed Liabilities.

(a)                                 Seller has made available to Buyer copies of the following financial statements, in each case together with the exhibits, schedules and notes thereto (collectively, the “GAAP Financial Statements”): (i) the audited financial statements (consisting of a balance sheet, statement of operations and member’s equity, and statement of cash flows), including the related footnotes, as of and for the year ended December 31, 2018, 2017 and 2016 of GBIG, LLC and (ii) the unaudited financial statements (consisting of a balance sheet, statement of operations and member’s equity, and statement of cash flows) as of and for the calendar quarter March 31, 2019 of GBIG, LLC (the “Interim Financial Statements”).  The GAAP Financial Statements have been prepared in all material respects in accordance with GAAP applied consistently throughout the periods involved (except as described in the notes thereto), and present fairly, in all material respects, the financial position and results of operations of GBIG, LLC as of their respective dates and for the respective periods covered thereby in accordance with GAAP; provided, that the

Interim Financial Statements (A) are subject to normal year-end adjustments that are not material, individually or in the aggregate, and (B) do not include footnotes.

(b)                                 Seller has made available to Buyer copies of the following statutory statements of PLICMI, in each case together with the exhibits, schedules and notes thereto or any other supporting documents in connection therewith (collectively, the “PLICMI Statutory Statements” and together with the GAAP Financial Statements and the Interim Financial Statements, the “Financial Statements”): (i) the annual statements of PLICMI as of and for the annual period ended December 31, 2017 and 2016, together with the report of PLICMI’s independent auditor thereon and all exhibits, schedules and notes thereto, in each case as filed with the Michigan Department, and an unaudited financial statement of PLICMI for the annual period ended December 31, 2018 and any exhibits, schedules and notes thereto, and (ii) the quarterly statements of PLICMI as of and for the quarterly period ended March 31, 2019, as filed with the Michigan Department (the “Quarterly PLICMI Statutory Statements”).  The PLICMI Statutory Statements have been derived from the books and records of PLICMI and have been prepared in all material respects in accordance with SAP applied consistently throughout the periods involved, and present fairly, in all material respects, the statutory financial position and results of operations of PLICMI, as of their respective dates and for the respective periods covered thereby in accordance with SAP; provided, that the Quarterly PLICMI Statutory Statements (A) are subject to normal year-end adjustments that are not material, individually or in the aggregate, and (B) do not include footnotes.  Since January 1, 2016, PLICMI has filed all PLICMI Statutory Statements that were required by Law to be filed.  Except as indicated therein, all assets that are reflected as admitted assets on the PLICMI Statutory Statements comply with all applicable state and local statutes and regulations regulating the business and products of insurance and all applicable orders and directives of the Insurance Regulator in PLICMI’s state of domicile (collectively, the “Insurance Laws”) with respect to admitted assets, as applicable in all material respects.  Except as set forth in Section 5.03(b) of the Seller Disclosure Schedule, all assets that are reflected as admitted assets on the PLICMI Statutory Statements comply in all material respects with all Laws applicable to admitted assets and investments of PLICMI.  No material deficiency has been asserted by any Governmental Authority with respect to any of the PLICMI Statutory Statements that has not been resolved to the satisfaction of the applicable Governmental Authority prior to the date of this Agreement.  Each permitted practice utilized in the PLICMI Statutory Statements is set forth on Section 5.03(b) of the Seller Disclosure Schedule.

(c)                                  Seller has made available to Buyer copies of the following financial statements of PLICMI Canadian Branch, in each case together with the exhibits, schedules and notes thereto or any other supporting documents in connection therewith (collectively, the “PLICMI Canadian Branch Financial Statements”): (i) the annual financial statements PLICMI Canadian Branch as of and for the annual period ended December 31, 2017 and 2016, together with the report of PLICMI Canadian Branch’s independent auditor thereon and all exhibits, schedules and notes thereto, in each case as filed with OSFI, and an unaudited financial statement of PLICMI Canadian Branch for the annual period ended December 31, 2018 and any exhibits, schedules and notes thereto and (ii) the quarterly unaudited financial statements of PLICMI Canadian Branch as of and for the quarterly period ended March 31, 2019, as filed with OSFI (the “Quarterly PLICMI Canadian Financial Statements”).  The PLICMI Canadian Branch Financial Statements have been derived from the books and records of PLICMI Canadian Branch and have been prepared in all material respects in accordance with IFRS applied consistently throughout the periods involved, and present fairly, in all material respects, the financial position and results of operations of PLICMI Canadian Branch, as of their respective dates and for the respective periods covered thereby in accordance with IFRS; provided, that the Quarterly PLICMI Canadian Branch Financial Statements (A) are subject to normal year-end adjustments that are not material, individually or in the aggregate, and (B) do not include footnotes.  Since January 1, 2016, PLICMI Canadian Branch has filed all PLICMI Canadian Branch Financial Statements that were required by Law to be filed.  Except as indicated therein, all assets that are reflected as assets on the PLICMI Canadian Branch Financial Statements comply with all applicable Laws regulating the business and products of insurance and all applicable orders and directives of insurance regulators in Canada with respect to such assets, as applicable in all material respects.  Except as set forth in Section 5.03(c) of the Seller Disclosure Schedule, all assets that are reflected as assets on the PLICMI Canadian Branch Financial Statements comply in all material respects with all Laws applicable to assets and investments of PLICMI Canadian Branch.  No material deficiency has been asserted by any Governmental Authority with respect to any of the PLICMI Canadian Branch Financial Statements that has not been resolved to the satisfaction of the applicable Governmental Authority prior to the date of this Agreement.  Each permitted practice utilized in the PLICMI Canadian Branch Financial Statements is set forth on Section 5.03(c) of the Seller Disclosure Schedule.

(d)                                 When delivered, the Future Quarterly GAAP Financial Statements and Future Annual GAAP Financial Statements of GBIG, LLC will be derived from the books and records of GBIG, LLC and prepared in all material respects in accordance with GAAP (subject to the omission of notes and normal year-end adjustments in the case of the Future Quarterly GAAP Financial Statements) consistently applied by GBIG, LLC throughout the periods presented and present fairly, in all material respects, the consolidated financial position, results of operations and, if applicable, stockholder’s equity and cash flows of GBIG, LLC and, as applicable, its consolidated Subsidiaries as of their respective dates and for the respective periods covered thereby in accordance with GAAP.

(e)                                  When delivered, the Future Quarterly Statutory Statements and Future Annual Statutory Statements of PLICMI will be derived from the books and records of PLICMI and prepared in all material respects in accordance with SAP consistently applied by PLICMI throughout the periods involved and present fairly, in all material respects, the statutory financial position and results of operations of PLICMI as of their respective dates and for the respective periods.  All assets that will be reflected as admitted assets on the Future Quarterly Statutory Statements and Future Annual Statutory Statements of PLICMI, to the extent applicable, will comply in all material respects with all Insurance Laws applicable to admitted assets.

(f)                                   Except (i) as set forth in Section 5.03(f) of the Seller Disclosure Schedule or to the extent reserved for in the Financial Statements as of March 31, 2019 or disclosed in the notes thereto, and (ii) for Liabilities and obligations incurred in the ordinary course of business since March 31, 2019 (and not as a result of a breach of Contract or violation of Law, Governmental Order or Permit), there are no Liabilities or obligations of the Acquired Companies of any nature (whether accrued, absolute, contingent or otherwise) of a type that would be required to be disclosed, reflected or reserved for on a balance sheet prepared in accordance with GAAP or SAP, as applicable.

(g)                                  Except as set forth in Section 5.03(g) of the Seller Disclosure Schedule, each of the Acquired Companies maintain systems of internal accounting controls designed to provide reasonable assurances: that (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of its financial statements in accordance with GAAP or SAP, as applicable, and (iii) access to its assets is permitted only in accordance with management’s general or specific authorization.  Except as set forth in Section 5.03(g) of the Seller Disclosure Schedule, since January 1, 2016, no Acquired Company  has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies, or methods of any Acquired Company  or its respective internal accounting controls.

(h)                                 PLICMI has not entered into any Contract relating to and does not offer separate accounts or variable annuity or variable life insurance products.

(i)                                     The books and records of the Acquired Companies and the Business (i) have been maintained in all material respects in accordance with applicable Law and (ii) accurately present and reflect, in all material respects, the Business and all transactions and actions related thereto.

(j)                                    The Adjusted Capital and Surplus is an amount equal to at least $70,000,000 and the Net Working Capital at GBIG, LLC as of the Closing Date is an amount equal to at least $250,000.

Section 5.04                             Absence of Certain Changes.  Except as set forth in Section 5.04 of the Seller Disclosure Schedule or as contemplated by this Agreement, from the Accounts Date to the date of this Agreement, (a) the Acquired Companies have conducted the Business in the ordinary course of business, (b) there has not occurred any event or events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect, and (c) no Acquired Company has taken any action, which, if taken after the date hereof, would require the Consent of Buyer pursuant to Section 7.01.

Section 5.05                             Absence of Litigation.

(a)                                 Except as set forth in Section 5.05(a) of the Seller Disclosure Schedule, there are no Actions (other than claims under the Insurance Contracts, within applicable policy limits) pending or, to the Knowledge of Seller, threatened in writing against or affecting any of the Acquired Companies or any of their directors or officers in their capacities as such or otherwise relating to the assets, business or properties of the Acquired Companies that are (i) reasonably expected to result in damages in excess of $1,000,000 or (ii) seeking injunctive relief.

(b)                                 Seller has delivered, or caused to be delivered, to Buyer a copy of each Insurance Regulatory Order currently in effect, and, in the case of any Insurance Regulatory Order issued after the date hereof, shall have delivered such Insurance Regulatory Order within three (3) Business Days of receipt thereof.

(c)                                  Except as set forth in Section 5.05(c) of the Seller Disclosure Schedule, since January 1, 2016, no Acquired Company is subject to any Governmental Orders, or has adopted any policy, procedure, or board or stockholder resolution at the request of any

Governmental Authority, and neither Seller nor any of its Affiliates has been advised in writing by any Governmental Authority that it is considering subjecting an Acquired Company to any Governmental Order, that would, individually or in the aggregate, prohibit or restrict the payment of shareholder dividends or distributions by such Acquired Company, require the maintenance of any employees or physical location, require the maintenance of such Acquired Company’s capital or surplus at any particular level, restrict the conduct or any type of business such Acquired Company is otherwise licensed to conduct, or otherwise be material to such Acquired Company.

Section 5.06                             Compliance with Laws.

(a)                                 Except as set forth in Section 5.06(a) of the Seller Disclosure Schedule, since January 1, 2016, none of Seller or the Acquired Companies  has (i) been in material violation of any Laws or Governmental Orders or any agreement with any Governmental Authorities, in each case, applicable to the Acquired Companies or the Acquired Companies’ assets, properties or businesses or (ii) received any notice of any alleged violation of Law from a Governmental Authority, and there are no pending or, to the Knowledge of Seller, threatened hearings or investigations with respect to any such violation.

(b)                                 Except as set forth in Section 5.06(b) of the Seller Disclosure Schedule, since January 1, 2016, none of Seller or the Acquired Companies are a party to, or bound by, any material Governmental Order or material agreement with any Governmental Authorities, in each case, applicable to the Acquired Companies or the Acquired Companies’ assets, properties or businesses.

(c)                                  Except as set forth in Section 5.06(c) of the Seller Disclosure Schedule, no investigation or review by any Governmental Authority with respect to the Acquired Companies or their respective business is pending or, to the Knowledge of Seller, threatened in writing.

(d)                                 To the Knowledge of Seller, since January 1, 2016, no director or officer of any Acquired Companies or other employee or Representative of any Acquired Company or Seller or any of its Affiliates acting for or on behalf of any Acquired Company has, directly or indirectly, (i) taken any action, or omitted to take any action, in violation of any applicable Anti-Bribery Laws, (ii) taken any action, or omitted to take any action, in violation of any applicable export control, money laundering or anti-terrorism Law, or (iii) established or maintained any unrecorded fund or asset or made false entries in the Acquired Companies’  books and records.

(e)                                  Each Acquired Company has filed all material reports, statements, documents, registrations, filings or submissions required to be filed with any Governmental Authority since January 1, 2016.  All such material reports, statements, documents, registrations, filings or submissions were timely filed and complied in all material respects with applicable Law when filed or as amended or supplemented.  No material deficiencies have been asserted by any Governmental Authority with respect to such material reports, statements, documents, registrations, filings or submissions that have not been resolved to the satisfaction of the applicable Governmental Authority prior to the date of this Agreement.  Seller has made available to Buyer true and correct copies of all such material reports, statements, documents, registrations, filings or submissions filed with any Governmental Authority since January 1, 2016 to the date hereof.  No later than five (5) Business Days prior to the Closing Date, Seller shall have made available to

Buyer true and correct copies of all such material reports, statements, documents, registrations, filings or submissions filed with any Governmental Authority following the date hereof through the fifth (5th) Business Day prior to the Closing Date, and, if applicable, shall have made available to Buyer within one (1) Business Day of making such filing all such material reports, statements, documents, registrations, filings or submissions filed with any Governmental Authority between the fifth (5th) Business Day prior to the Closing Date and the Closing Date.

Section 5.07                             Governmental Licenses and Permits.

(a)                                 Section 5.07(a) of the Seller Disclosure Schedule sets forth each Certificate of Authority for PLICMI, and the other material governmental qualifications, registrations, licenses, permits or authorizations (collectively, “Permits”) held by the Acquired Companies.  The Acquired Companies  own, hold or possess all Permits necessary for such entities to conduct the Business and to own or use their assets and properties, as such businesses, assets and properties are conducted, owned and used on the date hereof.

(b)                                 Except as set forth in Section 5.07(b) of the Seller Disclosure Schedule, (i) all Permits are valid and in full force and effect, (ii) no Acquired Company is in default or violation, in any material respect, of any of the Permits, (iii) no Acquired Company is the subject of any pending or, to the Knowledge of Seller, threatened Action seeking the revocation, suspension, limitation, termination, modification, impairment or non-renewal of any Permit, and (iv) since January 1, 2016, neither Acquired Company nor Seller has received any written notice or written communication from any Governmental Authority regarding any revocation, or violation in any material respect, of any Permit.  Except as set forth in Section 5.07(b) of the Seller Disclosure Schedule, none of the Permits will be subject to revocation, suspension, withdrawal or termination as a result of the consummation of the Transactions.

Section 5.08                             Intellectual Property.

(a)                                 Section 5.08(a) of the Seller Disclosure Schedule contains a true, complete and correct list of (i) all Owned Intellectual Property that has been issued or is registered or is subject to an application for issuance or registration with a Governmental Authority or authorized private registrar in any jurisdiction, including registered Trademarks, domain names, registered Copyrights, issued and reissued patents and pending applications for any of the foregoing, (collectively, the “Registered Owned Intellectual Property”), and (ii) all unregistered Software, Trademarks and Copyrights that are, individually or in the aggregate, material to the Business or the CBLIC Business or owned by the Acquired Companies.  For each such item of Intellectual Property, Section 5.08(a)(i) of the Seller Disclosure Schedule includes, where applicable, (A) the current owner (including, with respect to Internet domain names, the current registrant), (B) the jurisdiction where the application, registration or issuance is filed, (C) the application, registration and issue number and (D) the application, registration and issue date.

(b)                                 To the Knowledge of Seller, the Owned Intellectual Property is valid and enforceable.  All Registered Owned Intellectual Property is subsisting and, to the Knowledge of Seller, enforceable.  Except as set forth in Section 5.08(b)(i) of the Seller Disclosure Schedule, the Acquired Companies are owners of all the Owned Intellectual Property free and clear of all Liens, except for Permitted Liens.  The Acquired Companies own, or are licensed or otherwise have the right to use, all Intellectual Property that are used in and material to the conduct of the Business, taken as a whole, as presently conducted.  To the Knowledge of Seller, the Acquired Companies are not in breach of any material provision of any Company IP Agreements.  Except with respect to any Excluded Intellectual Property, all of the Company Intellectual Property material to the operation of the Business or the CBLIC Business as currently conducted will be owned, controlled or available for use by the Acquired Companies immediately after the Closing on terms and conditions substantially similar to those applicable immediately prior to Closing.

(c)                                  The Acquired Companies have taken reasonable and necessary steps, to maintain, preserve, protect, and enforce the Trade Secrets and other confidential information of the Acquired Companies used in the Business, including by requiring all Persons having access thereto to execute written non-disclosure Contracts.  Without limiting the foregoing, no Acquired Company has made any of their Trade Secrets material to the operation of the Business as currently conducted that they intended to maintain as confidential available to any other Person, except pursuant to a written non-disclosure Contract requiring such Person to maintain the confidentiality of such information.

(d)                                 Each of the Acquired Companies have entered into Contracts with each current and former employee, independent contractor and consultant involved in the development or creation of Intellectual Property material to the Business as currently conducted, pursuant to which each such employee, consultant or independent contractor directly or indirectly grants to the Acquired Companies, to the extent permitted by applicable Law, a present, irrevocable assignment of any ownership interest such employee or independent contractor may have in or to such Intellectual Property (or, solely with respect to any Intellectual Property for which such an assignment is not effective under applicable Law, agrees to grant such an assignment and reasonably cooperate with the Acquired Companies with respect thereto).

(e)                                  The Acquired Companies have not received any written communications alleging that any of the Owned Intellectual Property is not valid and enforceable, or that any Registered Owned Intellectual Property is not subsisting and in full force and effect.  Except with respect to Registered Owned Intellectual Property the Acquired Companies have decided to abandon or let lapse based on reasonable business judgment, all required filings and fees related to the Registered Owned Intellectual Property has been timely filed with and paid (after giving effect to permitted extensions of relevant deadlines) to the relevant Governmental Authorities and authorized registrars.  Except as would not be material to the Business as currently conducted, (i) all assignments and other instruments necessary to establish, record, and perfect the Acquired Companies’ ownership interest in the Registered Owned Intellectual Property have been validly executed, delivered, and filed with the relevant Governmental Authorities and authorized registrars; and (ii) all Registered Owned Intellectual Property, and the filing, prosecution and maintenance thereof, has been and is in compliance with all requirements under applicable Law.

(f)                                   Since January 1, 2015:  (i) the operation of the Business, including the use of the Owned Intellectual Property by the Acquired Companies, has not infringed, misappropriated, or violated, and does not currently infringe, misappropriate, or violate, any Intellectual Property of any Person, (ii) to the Knowledge of Seller, no Person has infringed, misappropriated, or violated, or is infringing, misappropriating, or violating any Owned Intellectual Property, and (iii) no Acquired Company has given to or received from any Person a written notice with respect to infringement, misappropriation, or other violation of any Intellectual Property.  No Acquired Company is subject to any outstanding or prospective Governmental Order relating to Owned Intellectual Property.

(g)                                  Section 5.08(g) of the Seller Disclosure Schedule sets forth a list of all Social Media Accounts owned by the Acquired Companies.  For each such Social Media Account, Section 5.08(g) of the Seller Disclosure Schedule includes, where applicable, (i) user name (including “handle”) and (ii) the current owner (including the current registrant).

(h)                                 Except as set forth on Section 5.08(h) of the Seller Disclosure Schedule, no Acquired Company has used Open Source Materials in any manner that (i) requires the disclosure or distribution in source code form of any Owned Intellectual Property, (ii) requires the licensing of any Owned Intellectual Property for the purpose of making derivative works, or (iii) imposes any restriction on the consideration to be charged for the distribution of any Owned Intellectual Property.

(i)                                     Except as set forth on Section 5.08(i) of the Seller Disclosure Schedule, no Acquired Company has disclosed or delivered to any escrow agent or any other Person any of the source code relating to any Owned Software, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code.  No event has occurred, and to the Knowledge of Seller, no circumstance or condition exists, that (with or without notice or lapse of time or both) would result in the delivery, license, or disclosure of any source code relating to any Owned Software to any Person who is not, as of the date of this Agreement, a current employee or consultant of the Acquired Companies.  The Owned Software is free from any material defect or bug, or programming, design or documentation error.  None of the Owned Software, and to the Knowledge of Seller, none of the Company Software that is not Owned Software, constitutes or contains any “ unauthorized back door,” “unauthorized drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” or “trackware” (as such terms are commonly understood in the Software industry) or any other code designed, intended to, or that does have any of the following functions:  (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device; or (ii) damaging or destroying any data or file without a user’s consent.  Except in compliance in all material respects with the Privacy and Data Security Laws, none of the Company Software (A) sends information of a user to another Person without the user’s consent, (B) records a user’s actions without the user’s knowledge, or (C) employs a user’s Internet connection without the user’s knowledge to gather or transmit information regarding the user or the user’s behavior.

Section 5.09                             Information Technology, Data Security and Privacy.

(a)                                 The Information Technology is adequate and suitable (including with respect to working condition, security, performance and capacity) in all material respects for the conduct of the Business.  Except as set forth on Section 5.09(a)(i) of the Seller Disclosure Schedule, with respect to the information, including Personal Information, held by or on behalf of the Acquired Companies (“Company Information”) and the Information Technology of the Acquired Companies, the Acquired Companies have implemented technical, administrative and physical security controls measures and support procedures and facilities and disaster recovery and business continuity plans that (i) materially comply with applicable Law with respect to the physical and electronic protection of the Information Technology from material disruptions in operation or unauthorized disclosure, use, access, acquisition, modification or other misuse, and (ii) are designed to protect the confidentiality, integrity and availability of the Company Information and to enable compliance with one or more established and commonly-recognized industry standards for cyber security (such as the International Organization for Standardization). The Acquired Companies have taken reasonable and appropriate steps and implemented reasonable and appropriate measures and procedures designed to protect the Information Technology from viruses, malware and other malicious code (as such terms are commonly understood in the Software industry), including the use of commercially available up-to-date antivirus software.  Since January 1, 2016, there has not been any material failure with respect to the Information Technology that has not been remedied or replaced in all material respects.  Each of the Acquired Companies has taken reasonable actions to protect the operation, security and integrity of the Information Technology.  Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2016, except as set forth on Section 5.09(a)(ii) of the Seller Disclosure Schedule, there has been no (A) unauthorized access or intrusion into the Information Technology or (B) any unauthorized access, use, damage to or disclosure of Company Information or Intellectual Property.

(b)                                 Except as would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies are, and at all times since January 1, 2016, have been in material compliance with (i) all Privacy and Data Security Laws; (ii) to the Knowledge of the Seller, if applicable, the PCI Security Standards Council’s Payment Card Industry Data Security Standard (PCI-DSS) and all other applicable security rules and requirements as promulgated by the PCI Security Standards Council, by any member thereof, or by any entity that functions as a card brand, card association, card network, payment processor, acquiring bank, merchant bank or issuing bank, including all merchant- and service provider-specific requirements, the Payment Application Data Security Standards (PA-DSS) and all audit, scanning and filing requirements (collectively, “PCI Requirements”); and (iii) Privacy Agreements. The Acquired Companies have delivered to Buyer the Privacy Agreements included on Section 5.09(b) of the Seller Disclosure Schedule.

(c)                                  The Acquired Companies have implemented (i) all privacy notices, statements or privacy policies required by applicable Privacy and Data Security Laws, including (A) publicly posted privacy policy regarding Seller’s and the Acquired Companies’ handling and treatment of Personal Information and (B) an annual privacy notice, including any opt-out mechanism or consent, to the extent required by applicable Privacy and Data Security Laws, and (ii) an information security program as set forth in Section 5.09(a) that includes necessary, appropriate and accurate written information security policies and procedures (together, (i) and (ii) are the “Privacy and Data Security Policies”). The notices and policies described in (i) above provide, in each case to the extent relating to the Business, accurate and materially complete disclosures regarding the Acquired Companies’ data collection practices.

(d)                                 Seller and the Acquired Companies, in each case to the extent relating to the Business, have been and are in compliance in all material respects with all Privacy and Data Security Policies. Except as would not reasonably be expected to have a Material Adverse Effect, the consummation of the Transactions will not violate any of the Privacy and Data Security

Policies or Privacy and Data Security Laws.

(e)                                  Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2016, the Acquired Companies have provided notifications to, and have obtained consent from, Persons regarding its Data Activities where such notice or consent is required by Privacy and Data Security Laws applicable to the Acquired Companies.  Except as would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies have collected all Personal Information in accordance with its Privacy and Data Security Policies and Privacy and Data Security Laws, and their collection of such Personal Information or any other data from third parties is in accordance with any requirements third parties have imposed directly on the Acquired Companies by contract.

(f)                                   To the Knowledge of Seller, since January 1, 2015, Seller and each Acquired Company, in each case with respect to the Business, have not received any written claims, notices or complaints from any Person (i) regarding the use, collection, protection or disclosure, by Seller or any Acquired Company of any Personal Information, or (ii) alleging that any Data Activity of Seller or the Acquired Companies is:  (A) in violation of any applicable Privacy and Data Security Laws, (B) in violation of any Privacy Agreements, or (C) in contravention or violation of any Privacy and Data Security Policies, or (D) engaging in activity that otherwise constitutes an unfair, deceptive, or misleading trade practice. The Acquired Companies have the necessary rights to Personal Information to grant the rights and transfers thereof pursuant to this Agreement and the consummation of the transaction hereunder.

(g)                                  Except as would not reasonably be expected to have a Company Material Adverse Effect, Seller and the Acquired Companies, in each case to the extent relating to the Business, contractually require all vendors, Affiliates, and other Persons providing services to them that have access to or receive Personal Information from or on behalf of them to comply with all applicable Privacy and Data Security Laws.

Section 5.10                             Environmental Matters.  The Acquired Companies are, and since January 1, 2016 have been, in compliance in all material respects with all applicable Environmental Laws.  As of the date hereof, no Acquired Company has received any written notice, request for information, claim or demand from any Governmental Authority or third party alleging the violation of, or any material liability or obligation under, any Environmental Law, there are no material judicial or administrative proceedings pending or, to the Knowledge of Seller, threatened against the Acquired Companies or relating to any of its owned or leased properties arising under or relating to any Environmental Law.  There has been no release, discharge, or disposal by the Acquired Companies of any Hazardous Materials in, on, or under any Owned Real Property, or on any Leased Real Property or Investment Assets, in quantities or under conditions which, in each case, would reasonably be expected to result in any material liability to the Acquired Companies under any Environmental Laws.  Since January 1, 2016, neither Seller nor any Acquired Company has received any written claim or demand relating to the presence of asbestos in or on any Leased Real Property, Owned Real Property or Investment Asset.

Section 5.11                             Material Contracts.

(a)                                 Section 5.11(a) of the Seller Disclosure Schedule lists each Contract (each, a “Material Contract”) in force as of the date hereof (other than Reinsurance Agreements, insurance or annuity policies and Contracts, Company Benefit Plans or any binders, slips, certificates, endorsements or riders thereto, and any Contracts that relate to the acquisition, disposition or custody of Investment Assets) to which any of the Acquired Companies is a party, in each case, that:

(i)                                     involved aggregate payments by any of the Acquired Companies in excess of $2,500,000 during the twelve (12)-month period ended December 31, 2017 or December 31, 2018, or the delivery (or expected delivery) by an Acquired Company of goods or services with a fair market value in excess of $2,500,000 during the twelve (12)-month period ended December 31, 2017 or December 31, 2018, in each case other than any Contract between PLICMI and any Producer;

(ii)                                  involved (or is expected to involve) receipt of payments by any Acquired Company in excess of, or any property with a fair market value in excess of, $2,500,000 during the twelve (12)-month period ended December 31, 2017 or December 31, 2018 receipt of payments by any Acquired Company in excess of, or any property with a fair market value in excess of, $2,500,000, in each case other than any Contract between an PLICMI and any Producer;

(iii)                               involved a lease or similar Contract under which an Acquired Company is a lessee of, or holds or operates, any fixed asset or personal tangible property (or multiple similar fixed assets or tangible properties) that is owned by any other Person, for which the annual rental or lease payments for such assets or tangible properties exceeds $1,000,000 in the aggregate;

(iv)                              is a Company IP Agreement, excluding Contracts for the licensing of commercial “off-the-shelf” Software licensed on standardized terms from third parties with a replacement cost or aggregate annual license and maintenance fee payable by the Acquired Companies of less than $50,000;

(v)                                 contains (A) covenants limiting the ability of any of the Acquired Companies in any material respect (taken as a whole) to engage in any line of business or to compete with any Person, in each case except for Contracts and agreements that limit the ability of any Acquired Company to solicit the employment of, or hire individuals employed by, other Persons, entered into in the ordinary course of business or (B) “most favored nations” terms or pricing;

(vi)                              provides for any obligation to loan or contribute funds to, or make investments in, another Person, in each case except for Investment Assets;

(vii)                           is a mortgage, indenture, loan or credit agreement, security agreement or other agreement or instrument relating to Indebtedness or the borrowing of money or extension of credit or the direct or indirect guaranty of any obligation for borrowed money of any Person or any other Liability in respect of indebtedness for borrowed money of any Person, in each case, involving Liabilities in excess of $5,000,000 or granting any Lien other than a Permitted Lien over assets with a value in excess of $75,000, or any direct or indirect guaranty of any Liability in respect of an Employee Benefit Plan;

(viii)                        is a limited liability company, partnership, joint venture or other similar Contract relating to the formation, creation, operation, management or Control of any partnership or joint venture in respect of the Business;

(ix)                              is a Contract providing for indemnification outside of the ordinary course of business, of any Person with respect to Liabilities relating to the Business or any former business of the Acquired Companies, or any predecessors of the Acquired Companies;

(x)                                 is a material third-party administration or other insurance policy administration agreement relating to the Insurance Contracts;

(xi)                              is an investment management agreement with any Affiliate of the Acquired Companies or any third party in respect of assets held in the general account of PLICMI;

(xii)                           is a Contract between an Acquired Company, on the one hand, and any Affiliate, Related Party or director or officer (or any Affiliate of a director or officer (other than the Acquired Companies)), on the other hand;

(xiii)                        is a Contract that materially limits the ability of the Acquired Companies to (A) own, operate, sell, transfer, pledge or otherwise dispose of any assets or property or (B) make distributions or dividends;

(xiv)                       is a Contract for capital expenditures or the acquisition or construction of any fixed assets requiring the payment by an Acquired Company following the Closing of an amount in excess of $75,000;

(xv)                          is a Contract granting to any Person an option, exclusive right, or a first refusal, first-offer or similar preferential right to (A) purchase or acquire any assets of the Acquired Companies that have a net book value or fair market value in excess of $75,000 or (B) enter into any business arrangement;

(xvi)                       is a Contract entered into by any of the Acquired Companies after January 1, 2016 principally concerning the sale or purchase of substantially all of the assets or equity securities of, or any division or business of, any Person other than in the ordinary course of business, or a merger, consolidation, business combination or similar extraordinary transaction;

(xvii)                    is a collective bargaining agreement;

(xviii)                 is a Contract providing for the settlement of any Action;

(xix)                       provides for any guaranty or surety by an Acquired Company of the obligations of any other Person (other than another Acquired Company);

(xx)                          provides for material payments to be made by the Acquired Companies upon a change in control thereof;

(xxi)                       is an Intercompany Agreement;

(xxii)                    requires any of the Acquired Companies to maintain a minimum rating issued by a credit rating agency that would give rise to any violation, breach or default by any of the Acquired Companies thereunder, or that would permit any modification, acceleration or termination thereof, in the event of any ratings downgrade; or

(xxiii)                 contains a commitment or obligation to enter into any of the foregoing.

(b)                                 Seller has made available to Buyer a complete and correct copy of each Material Contract as of the date of this Agreement.  Except as set forth in Section 5.11(b) of the Seller Disclosure Schedule, each Material Contract is a legal, valid and binding obligation of the applicable Acquired Company party thereto, and, to the Knowledge of Seller, each other party to such Material Contract, and is enforceable against the applicable Acquired Company party thereto, and, to the Knowledge of Seller, each such other party, in accordance with its terms (except in each case as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, fraudulent conveyance or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, and subject to the limitations imposed by general equitable principles (whether or not such enforceability is considered in a proceeding at law or in equity)), and no Acquired Company nor, to the Knowledge of Seller, any other party to a Material Contract, is in material default or material breach or has failed to perform any material obligation under a Material Contract, or has received any written claims with respect thereto.  Except as set forth on Section 5.11(b) of the Seller Disclosure Schedule, there does not exist any event, condition or omission that has occurred, is pending or, to the Knowledge of Seller, is threatened that would constitute such a material breach or material default (whether by lapse of time or notice or both) or would permit the modification, acceleration or termination of any Material Contract by any of the Acquired Companies, or, to the Knowledge of Seller, any other party thereto (whether by lapse of time or notice or otherwise).  Except as set forth in Section 5.11(b) of the Seller Disclosure Schedule, none of the applicable Acquired Companies, Seller or any of its Affiliates have caused or permitted to exist (whether by action or omission) or have received any written notice, in respect of a cancellation, termination or non-renewal right that remains in effect, of any Material Contract or any transaction thereunder.

Section 5.12                             Affiliate Transactions.

(a)                                 Section 5.12(a) of the Seller Disclosure Schedule sets forth a true and correct list, as of the date hereof, of all Contracts, (whether or not reduced to writing), between any of the Acquired Companies, on the one hand, and Seller or any Affiliate or Related Party of Seller (other than the Acquired Companies), on the other hand (collectively, and together with any such agreements entered into on or after the date hereof to the Closing Date, the “Intercompany Agreements”).

(b)                                 Since January 1, 2018, there has not been any accrual of Liability by any Acquired Company to Seller or any of its respective Affiliates (other than an Acquired Company) or other transaction between an Acquired Company and Seller or any Affiliate of Seller (other than an Acquired Company), except in the ordinary course of business or pursuant to the Ancillary Agreements.

(c)                                  Section 5.12(c) of the Seller Disclosure Schedule sets forth a true and correct list of all Contracts concerning indemnification, contribution or release of Liabilities entered into between PLICMI and each Independent Director (the “Indemnification Agreements”) and each other current or former manager, director, officer or employee of each Acquired Company, if any, but not including any organizational documents of an Acquired Company. Seller has provided Buyer a true and complete copy of each Indemnification Agreement.

Section 5.13                             Employees and Benefit Plans.

(a)                                 Section 5.13(a) of the Seller Disclosure Schedule includes a complete and correct list of all material Company Benefit Plans as of the date hereof.  With respect to each such Company Benefit Plan, Seller has delivered or made available to Buyer true, correct and complete copies of (i) each writing constituting such Company Benefit Plan, (ii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required and any subsequent summaries of material modifications, (iii) the most recent favorable determination letter from the IRS with respect to each Company Benefit Plan intended to qualify under Section 401(a) of the Code, (iv) the three most recent annual reports (Form Series 5500), if any, required under ERISA or the Code in connection with each Company Benefit Plan and (v) the most recent actuarial report, as applicable.

(b)                                 Except as disclosed in Section 5.13(b) of the Seller Disclosure Schedule, there are no material claims or disputes pending or, to the Knowledge of Seller, threatened with respect to any Company Benefit Plan or any trusts thereto, other than claims for benefits in the ordinary course of business.

(c)                                  Except as disclosed in Section 5.13(c) of the Seller Disclosure Schedule, or to the extent required by COBRA or other applicable Law, no Company Benefit Plan provides medical, dental or life insurance coverage or any other welfare benefits after termination of employment.

(d)                                 Except as disclosed in Section 5.13(d) of the Seller Disclosure Schedule, none of the Company Benefit Plans is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA or an Employee Benefit Plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, (ii) an Employee Benefit Plan subject to Section 4063 or 4064 of ERISA or Section 413(c) of the Code, (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, (iv) an Employee Benefit Plan funded by a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code, (v) an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is not intended to be qualified under Section 401(a) of the Code or (vi) any other Employee Benefit Plan subject to Section 412 of the Code, Section 430 of the Code or Title IV of ERISA.  There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a Liability of an Acquired Company following the Closing.

(e)                                  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination by the IRS and, to the Knowledge of Seller, no event has occurred and no condition exists that has adversely affected or would reasonably be expected to adversely affect the qualification of any such Company Benefit Plan.  Each Company Benefit Plan (i) has been administered in all material respects in accordance with its terms and (ii) is in compliance in all material respects with all applicable provisions of ERISA, the Code and all other applicable Laws.

(f)                                   All contributions (including all employee contributions and employee salary reduction contributions) required to have been made under any of the Company Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof.  No non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code and Section 406 of ERISA has occurred or is reasonably expected to occur, alone or in connection with any other event, with respect to any Company Benefit Plan.

(g)                                  Other than with respect to any Company Benefit Plan, no Acquired Company, or any of its respective members, partners, shareholders, Company Employees or directors, act as a fiduciary with respect to “plan assets” (with the meaning of Title I of ERISA) or Section 4975 of the Code, and no Acquired Company or the assets thereof are considered “plan assets” within the meaning of ERISA or other applicable Law.

(h)                                 Except as disclosed in Section 5.13(h) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement or the Ancillary Agreements nor the consummation of the Transactions will (i) result in any contractual or legal obligation of any Acquired Company  to make any material severance, sale award, increase in benefits, change of control or other payment to any of its directors, officers, Company Employees, or any other Persons, or (ii) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former Company Employee, director or other service provider of any Acquired Company  (including under any Company Benefit Plan).

(i)                                     No Company Benefit Plan is mandated by a Governmental Authority other than the United States or subject to the Laws of a jurisdiction outside of the United States.

(j)                                    The Acquired Companies are in compliance, in all material respects, with all applicable Laws regarding employment and employment practices, labor, immigration, classification of workers and wage and hour matters.  No Acquired Company is a party to or bound by any collective bargaining or similar agreement or relationship with any labor organization.  There are no labor union organizing activities among, or directed at, the Company Employees.  No Acquired Company currently plans or contemplates any plant closing, reduction in force, or termination of employees that would trigger the WARN Act.  With respect to the Company Employees, no labor organization or group of employees has made a pending demand for recognition or certification, and there are no representations or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Seller, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.  There are no strikes, work stoppages, slowdowns, lockouts, arbitrations material grievances, or other material labor disputes, pending or, to the Knowledge of Seller, threatened against any of the Acquired Companies involving any Company Employees.

(k)                                 Except as set forth in Section 5.13(k) of the Seller Disclosure Schedule, since January 1, 2016, (i) no Actions or claims of harassment, sexual or otherwise, discrimination, retaliation or sexual misconduct have been filed or, to the Knowledge of Seller, threatened against any director, officer, or employee of any Acquired Company, and (ii) no Acquired Company has entered into any settlement agreement or non-disclosure agreement related to allegations of harassment, sexual or otherwise, discrimination, retaliation or sexual misconduct by any Person.

(l)                                     Section 5.13(l) of the Seller Disclosure Schedule sets forth a list as of the date hereof of Company Employees by position and I.D. number.  Seller has provided or made available to Buyer, as of the date hereof, for each Company Employee, (i) such employee’s title, wages, salary or hourly rate of pay and current bonus opportunity, (ii) any commitment (other than as already set forth in a written Employee Benefit Plan, if any), to change such wages, salary, hourly rate of pay or bonus opportunity and the date upon which such change becomes effective, (iii) whether such employee is on leave of absence and the general nature of the leave, (iv) the date of hire of each such employee and (v) each such employee’s principal work location.  To the Knowledge of Seller, as of the date hereof, all Company Employees have established valid, current U.S. employment authorization or other applicable authorization to work in the jurisdiction in which they work.  As of the date hereof there are, and as of immediately prior to Closing there will be, no Company Employees who provide services to the Acquired Companies as independent contractors or consultants (other than those employed by a third-party entity that has a Contract with the Acquired Companies).

(m)                             No current or former employee of either Acquired Company has been misclassified as an independent contractor, consultant or similar non-employee third party of such Acquired Company.

Section 5.14                             Insurance Contracts and Insurance Regulatory Matters.

(a)                                 Except as set forth in Section 5.14(a) of the Seller Disclosure Schedule, to the extent required under applicable Law, all policy forms and rates in use PLICMI with respect to the Insurance Contracts, are on forms approved by the applicable Governmental Authorities or which have been filed and not objected to by such Governmental Authorities within the period provided for objection, in each case except as would not reasonably be expected to result in a material violation of applicable Law by PLICMI.

(b)                                 Seller has made available to Buyer (i) copies of all material reports and registrations (including registrations as a member of an insurance holding company system) and any supplements or amendments thereto filed since January 1, 2016 by the Acquired Companies with applicable Governmental Authorities, (ii) copies of all financial examination and market conduct and other examination reports of all applicable Governmental Authorities with respect to the Acquired Companies issued since January 1, 2016 (including, but not limited to, the Insurance Regulatory Orders), and (iii) all material Holding Company System Act filings or submissions made by PLICMI with any Insurance Regulator since January 1, 2016.  Except as set forth in Section 5.14(b) of the Seller Disclosure Schedule, the Acquired Companies are not, as of the date hereof, subject to any pending financial or market conduct or other examination by any applicable Governmental Authorities.

(c)                                  Other than as set forth in the Insurance Regulatory Orders, no Acquired Company (i) is  the subject of any supervision, conservation, rehabilitation, liquidation, receivership, insolvency, bankruptcy or other proceeding or (ii) since January 1, 2016, has received any written notice from any Governmental Authority or other Person threatening to seek to initiate any such Action.

(d)                                 PLICMI has not received any written notice with respect to any retained asset account audit or investigation from any Governmental Authority or third party representing a Governmental Authority.  PLICMI maintains and has maintained no retained asset accounts.

(e)                                  The Acquired Companies conduct all of their material insurance operations through PLICMI.  PLICMI is not deemed “commercially domiciled” under the applicable Laws of any jurisdiction and is not otherwise treated as domiciled in a jurisdiction other than Michigan.

(f)                                   All benefits due and payable (or required to be credited) to any Person under any Insurance Contract by or on behalf of PLICMI have in all material respects been paid or credited, as the case may be (or provision as required under SAP for payment thereof has been made) in accordance with the terms of the applicable Insurance Contract, and such payments or credits were not materially delinquent, except for any such claim for PLICMI had a reasonable basis to contest payment.

(g)                                  As of March 31, 2019, PLICMI had an RBC Ratio of at least three hundred percent (300%).  Seller has made available to Buyer true and complete copies of all material filings submitted by PLICMI to any Insurance Regulator since January 1, 2018 that report risk-based capital calculations, and such risk-based capital calculations were made in accordance with, and met all requirements of, applicable Law in all material respects at the time such filings were made.

(h)                                 As of March 31, 2019, PLICMI Canadian Branch had a LIMAT Total Ratio of at least one hundred percent (100%) and a LIMAT Core Ratio of at least seventy percent (70%).  Seller has made available to Buyer true and complete copies of all material filings submitted by PLICMI Canadian Branch to any Insurance Regulator since January 1, 2018 that report risk-based capital calculations, and such risk-based capital calculations were made in accordance with, and met all requirements of, applicable Law in all material respects at the time such filings were made.

(i)                                     The Insurance Contracts that are in force or have been in force at any time since January 1, 2016 have been marketed, sold, issued, maintained and administered in compliance, in all material respects, with applicable Law.

(j)                                    As of the date hereof, there are no material unpaid claims or assessments made against PLICMI by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guarantee fund.

(k)                                 No provision in any insurance or annuity policy or contract written by the Acquired Companies gives the holder thereof or any other Person the right to receive policy dividends or otherwise participate in the revenue, earnings or profits of PLICMI.

Section 5.15                             Reinsurance.  Section 5.15 of the Seller Disclosure Schedule sets forth a complete and correct list of all reinsurance agreements to which PLICMI is a party, other than any such reinsurance agreement under which PLICMI is (a) the ceding company and (b) has gross ceded Reserves (calculated in accordance with SAP) of $1,000,000 or less as of December 31, 2018 (each, a “Reinsurance Agreement”).  Seller has made available to Buyer a true and correct copy of each Reinsurance Agreement in effect as of the date hereof.  Each Reinsurance Agreement is a legal, valid and binding obligation of PLICMI and, to the Knowledge of Seller, each other party thereto, and is enforceable against PLICMI, and, to the Knowledge of Seller, each other party thereto, in accordance with its terms (except in each case as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, fraudulent conveyance or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, and subject to the limitations imposed by general equitable principles (whether or not such enforceability is considered in a proceeding at law or in equity)).  Neither PLICMI nor, to the Knowledge of Seller, any of the other parties to any Reinsurance Agreement is in material default or material breach or has failed to perform any material obligation under any such reinsurance treaty or agreement, and, to the Knowledge of Seller, there does not exist any event, condition or omission that would constitute such a material breach or material default (whether by lapse of time or notice or both).  PLICMI has not received or given any notice from any party to any Reinsurance Agreement of any dispute or default with respect to such Reinsurance Agreement or notice of termination, recapture, rescission or acceleration.  No reinsurer under any Reinsurance Agreement has sought to deny or limit coverage under any Reinsurance Agreement.  All reinsurance premiums due under any such Reinsurance Agreements pursuant to which PLICMI cedes risk to a reinsurer have been paid in full or were adequately accrued or reserved for by PLICMI.  Except as set forth in Section 5.15 of the Seller Disclosure Schedule, there are no pending or, to the Knowledge of Seller, threatened Actions with respect to any Reinsurance Agreement.  As of the date hereof, no party to any Reinsurance Agreement has given written notice that remains in effect (i) of cancellation, termination (provisional or otherwise) or recapture in respect of any Reinsurance Agreement; (ii) that any amount of reinsurance ceded or assumed by PLICMI pursuant to an Reinsurance Agreement will be uncollectible or otherwise defaulted upon or (iii) that there is a dispute that is unresolved with respect to any material amounts recoverable or payable by PLICMI pursuant to such Reinsurance Agreement.  PLICMI is entitled to take credit in its Financial Statements pursuant to applicable Insurance Laws for all reinsurance, coinsurance or excess insurance ceded pursuant to any Reinsurance Agreements to which it is a party.  Neither PLICMI nor, to the Knowledge of Seller, (A) any reinsurer under any Reinsurance Agreement is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding, and, (B) the financial condition of any such reinsurer is not impaired to the extent that a default thereunder is reasonably anticipated.  There are no entities, other than the Acquired Companies, that have rights to access coverage under any ceded Reinsurance Agreement.  Except as set forth in Section 5.15 of the Seller Disclosure Schedule, no Reinsurance Agreement contains any provision providing that PLICMI and the other party thereto may terminate or modify such treaty or agreement by reason of (1) the Transactions, (2) a ratings downgrade of PLICMI below certain minimum ratings issued by a credit rating agency as set forth in the Reinsurance Agreement or (3) a reduction of PLICMI’s Capital and Surplus below a certain level as set forth in the applicable Reinsurance Agreement.  Except as set forth in Section 5.15 of the Seller Disclosure Schedule, no ceded Reinsurance Agreement requires PLICMI to retain any risk or liability in connection with Insurance Contracts reinsured thereunder.  To the Knowledge of Seller, none of the Reinsurance Agreements is or would be deemed to be finite reinsurance, financial reinsurance or such other form of reinsurance that does not meet the risk transfer requirements under applicable Law.  Section 5.15 of the Seller Disclosure Schedule sets forth a list of all Liens, collateral or security arrangements, including by means of a credit for reinsurance trust or letter of credit, to or for the benefit of any cedent under any Reinsurance Agreement.  With respect to any Insurance Contracts reinsured in whole or in part under any ceded Reinsurance Agreement, the underwriting standards and guidelines utilized and rates and rating factors applied by PLICMI conform in all material respects to the standards, rates and rating factors required pursuant to the terms of such Reinsurance Agreement, except where the failure to utilize such standards or guidelines or apply such rates or rating factors would not permit the assuming reinsurer to deny coverage for, force the recapture of, or otherwise terminate with respect to, a substantial portion of the liabilities ceded under such Reinsurance Agreement.

Section 5.16                             Producers; Third-Party Administrators.

(a)                                 Except as set forth in Section 5.16(a) of the Seller Disclosure Schedule, to the Knowledge of Seller, since January 1, 2016 (i) each Producer, at any time that it wrote, sold or produced Insurance Contracts for PLICMI, was duly licensed, authorized and appointed (for the type of business written, sold or produced by such Producer) in the particular jurisdiction in which such Producer wrote, sold or produced such Insurance Contracts, and (ii) no such Producer is or was in violation of any term or provision of applicable Law relating to the solicitation, writing, sale or production of such Insurance Contracts, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                                 No Producer has been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation of applicable Law in connection with such Producer’s actions in his, her or its capacity as a Producer for the Acquired Companies or any enforcement or disciplinary proceeding alleging any such violation.

(c)                                  Neither Seller nor PLICMI has made a filing with any Governmental Authority seeking an exemption under 18 USC §1033(e)(2) with respect to any Producer.

(d)                                 Since January 1, 2016 to the date hereof, PLICMI has not received written notice from any material Producer to the effect that such material Producer intends to terminate its relationship with PLICMI, except as would not be materially adverse to PLICMI.

(e)                                  No Producer nor any Affiliate of any Producer has any right (i) to receive any payment based on the profitability or financial performance of any of the Insurance Contracts or (ii) that requires PLICMI to reinsure or otherwise transfer the economic benefits of the Insurance Contracts (or any portion thereof) to any Person.

(f)                                   Except as set forth in Section 5.16(f) of the Seller Disclosure Schedule, to the Knowledge of Seller, since January 1, 2016, each third-party administrator that managed or administered insurance business for PLICMI, at the time such Person managed or administered such business, was duly licensed as required by Law (for the type of business managed or administered on behalf of PLICMI), and to the Knowledge of Seller, no such third-party administrator is in violation (or with or without notice or lapse of time or both, would be in violation) of any term or provision of any Law applicable to the administration or management of insurance business for PLICMI, except for such failures to be licensed or such violations which have been cured, resolved or settled through agreements with applicable Governmental Authorities, are barred by an applicable statute of limitations, or that individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 5.17                             Investment Assets.

(a)                                 Seller has made available to Buyer a complete and correct list of all investment assets owned by, or held in trust for the benefit of, PLICMI, including bonds, notes, debentures, mortgage loans, collateral loans and all other instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts and derivatives as of May 31, 2019 (“Investment Assets”).  PLICMI, or a trustee acting on PLICMI’s behalf, has valid title to all Investment Assets, free and clear of any Liens other than Permitted Liens.  Except as would not, individually or in the aggregate, reasonably be likely to be material to the Acquired Companies, (i) each of the Investment Assets complied in all respects with applicable Law and the investment policies and guidelines as in effect at the time such Investment Asset was acquired by PLICMI (the “Investment Guidelines”) and (ii) PLICMI  has good and marketable title in and to all of the Investment Assets it purports to own, free and clear of all Liens, other than Permitted Liens.  Except as would not, individually or in the aggregate, reasonably be likely to be material to the Acquired Companies, (A) no Acquired Company has any funding obligations of any kind, or material obligation to make any additional advances or investments (including relating to any currency or interest rate swap, hedge or similar arrangement) in respect of, any of the Investment Assets and (B) there are no outstanding commitments, options, put agreements or other arrangements relating to the Investment Assets to which any Acquired Company may be subject upon or after the Closing. As of the date hereof, none of the Investment Assets are subject to any Liability to fund any capital calls or capital commitments or similar obligations.  Seller has made available to Buyer true and correct copies of the Investment Guidelines with respect to the Business as of the date hereof.  Except as set forth in Section 5.17(a) of the Seller Disclosure Schedule, no changes have been made to such Investment Guidelines from January 1, 2018 to the date hereof.

(b)                                 No Related Party Assets are, directly or indirectly, legally or beneficially owned by or held by either Acquired Company.

Section 5.18                             Insurance.  As of the date hereof, Seller or its Affiliates, with respect to the Acquired Companies, maintain only the insurance policies and coverages set forth in Section 5.18 of the Seller Disclosure Schedule, which schedule sets forth the relevant policy number and issuer, the amount and nature of coverage, the risk insured against, the deductible amount (if any) and the date through which coverage shall continue by virtue of premiums already paid.  Copies of each listed policy have been made available to Buyer.  Such insurance policies provide coverage in amounts and against such risks as is sufficient to comply with applicable Law.  All premiums due under such listed policies have been paid when due in all material respects and all such policies are in full force and effect and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect has been received by Seller or its Affiliates or any of the Acquired Companies.  Neither Seller nor its Affiliates, nor, to the Knowledge of Seller, any insurer under such property and liability insurance policies, is in violation or breach in any material respect of, or default in any material respect under, any provision thereof.  As of the date hereof, there are no material claims by any of the Acquired Companies pending under any such insurance policies as to which coverage has been denied by the insurer or as to which, after reviewing the information provided with respect to such claim, the insurer has advised in writing that it intends to deny.

Section 5.19                             Property.

(a)                                 Section 5.19 of the Seller Disclosure Schedule lists (a) all real property and interests in real property owned in fee by the Acquired Companies (the foregoing and, at Closing, the Durham Property, the “Owned Real Property”), and (b) all real property leased, subleased and licensed by or from the Acquired Companies (the “Leased Real Property,” and the leases, subleases or licenses pursuant to which such real property is leased, subleased or licensed the “Leases”) and sets forth the address, landlord and tenant for each Lease.  Such Owned Real Property and Leased Real Property constitutes all of the real property currently utilized in any material respect by the Acquired Companies in the operation of the Business:  (i) The applicable Acquired Company has good and insurable fee title to all Owned Real Property and good leasehold title to or a valid right to use all Leased Real Property and (ii) each Lease is a legal, valid and binding obligation of the applicable Acquired Company party thereto and, to the Knowledge of Seller, each other party thereto, and is enforceable against the applicable Acquired Company party thereto, and, to the Knowledge of Seller, each other party thereto, in accordance with its terms (except in each of cases (i) and (ii) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, rehabilitation, liquidation, fraudulent conveyance or other similar Laws now or hereafter in effect relating to or affecting creditors’ rights generally, and subject to the limitations imposed by general equitable principles (whether or not such enforceability is considered in a proceeding at law or in equity)).

(b)                                 With respect to each Lease, (i) such Acquired Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed in any material respect and (ii) there are no material disputes with respect to such Lease and to the Knowledge of Seller, no event has occurred or circumstance exists which, with or without the delivery of notice, the passage of time or both, would constitute a material breach or default by the Acquired Company or permit the termination, modification or acceleration of rent under such Lease.  No Acquired Company has received written notice that it is in default under any such Lease, or that the other party thereto intends to cancel, terminate, or renegotiate such Lease.

(c)                                  Except for Permitted Liens, no Lease is subject to any Lien and no Acquired Company has transferred or assigned any interest in any Lease, nor has any Acquired Company subleased or otherwise granted rights of use or occupancy of any of the premises described therein to any Person.

(d)                                 The Acquired Companies have all certificates of occupancy and Permits of any Governmental Authority necessary for the current use and operation of each of the Owned Real Properties.  Each Acquired Company has complied with all material conditions of the Permits applicable to them with respect to the Owned Real Properties.

(e)                                  No Acquired Company owns, holds, nor is obligated under or is a party to, any option, right of first refusal or other Contract to purchase, acquire, sell, assign, or dispose of any real estate or any portion thereof or interest therein.

Section 5.20                             Taxes. Except as set forth in Section 5.20 of the Seller Disclosure Schedule:

(a)                                 All (i) income and other material Tax Returns required to be filed by or with respect to the Acquired Companies have been duly and timely filed with the appropriate Tax Authority (taking into account any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects and (ii) material Taxes required to have been paid (whether or not shown on any Tax Return) by, or with respect to, the Acquired Companies have been fully and timely paid.

(b)                                 All material Taxes, which the Acquired Companies are required by Law to withhold or to collect for payment, have been duly withheld and collected and have been paid to the appropriate Tax Authority or set aside or reserved on the books of the Acquired Companies.

(c)                                  Each of the Acquired Companies has received and retained all necessary exemption certificates, and other documentation supporting any claim, exemption or waiver of Taxes on sales or other transactions as to which it would have been obligated to collect or withhold Taxes.

(d)                                 No written waiver of any statute of limitations relating to Taxes for which any of the Acquired Companies are liable and that remains in effect has been granted.  No Acquired Company is currently the beneficiary of any written extension of time within which to file a Tax Return.  No power of attorney has been executed by or on behalf of any Acquired Company with respect to Taxes that is currently in force.

(e)                                  There is no audit or administrative or judicial proceeding currently ongoing, pending, proposed, or threatened in writing with respect to Taxes payable by any of the Acquired Companies.  All deficiencies asserted in writing or assessments made as a result of any examination of the Tax Returns referred to in Section 5.20(a) have been paid in full or otherwise resolved.

(f)                                   No private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into, or issued by any Tax Authority with respect to any Acquired Company.  Neither Acquired Company has entered into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or foreign Law).

(g)                                  No written claim has been made by any Governmental Authority to the effect that an Acquired Company did not file a material Tax Return that it was required to file or pay a type of material Tax that it was required to pay.

(h)                                 From the date the Shares were acquired by Seller, PLICMI (i) is and has been a “life insurance company” as defined in Section 816(a) of the Code and subject to U.S. federal income taxation under Section 801 of the Code, (ii) has computed and reported its Tax Reserves in the manner required under Sections 807, 817, 817A and 846 of the Code and any Treasury Regulations and administrative guidance issued thereunder, and (iii) has properly accounted for material “specified policy acquisition expenses” as required by Section 848 of the Code.  All Reinsurance Agreements entered into by PLICMI are treated as insurance for purposes of the Code and are not subject to recharacterization under Section 845 of the Code.

(i)                                     Neither Acquired Company is a party to any Tax sharing, Tax allocation or similar Tax agreements (relating to sharing of consolidated, combined or unitary Taxes among members of a consolidated, combined or unitary group) pursuant to which it will have any obligation to any Person (other than an Acquired Company) to make any payments on or after the Closing Date, other than, on the Closing Date, the Buyer Tax Allocation Agreement and, to the extent any such obligations arise hereunder, this Agreement.

(j)                                    Neither Acquired Company has Liability for Taxes of any Person (other than members of the Consolidated Tax Group) (i) under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract the primary subject matter of which is Tax.

(k)                                 Neither Acquired Company has been (i) a party to any “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(2) and, with respect to each transaction in which an Acquired Company has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other Law or (ii) within the past three (3) years, either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 or Section 361 of the Code is applicable.  Each “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1) that the Acquired Companies have participated in has been disclosed on Section 5.20(k) of the Seller Disclosure Schedule.

(l)                                     Neither Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of (i) any change in method of accounting made prior to the Closing (including by reason of Section 481 or 263A of the Code or any similar provisions of state, local or foreign Law), (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into by any Acquired Company prior to the Closing, (iii) any installment sale or open transaction made prior to the Closing, (iv) any use of an improper method of accounting for a taxable period or portion thereof ending prior to the Closing, (v) any prepaid amounts received or deferred revenue accrued prior to the Closing, (vi) any election under Section 108(i) of the Code or (vii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign law) arising prior to the Closing Date.

(m)                             Section 5.20(m) of the Seller Disclosure Schedule sets forth a complete and accurate schedule of amounts the Acquired Companies will be required to include in income after the Closing Date under Section 13517(c) of the Tax Cuts and Jobs Act, Public Law No. 115-97.

(n)                                 Neither Acquired Company will be required to pay Taxes after the Closing Date (i) as a result of an election under Section 965(h) of the Code or (ii) for any balance (determined as of the close of such Acquired Company’s last taxable year beginning before January 1, 2018) in an existing policyholders surplus account (as defined in Section 815 of the Code, as in effect before its repeal).

(o)                                 There are no Liens for Taxes upon the assets of either Acquired Company, other than Permitted Liens.

(p)                                 The Seller Conversion Event would not (i) result in a reduction of Tax Attributes of either Acquired Company or (ii) trigger any Acquired Company intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code.

(q)                                 Section 5.20(q) of the Seller Disclosure Schedule sets forth the U.S. federal tax classification of each of the Acquired Companies.

(r)                                    Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) and is subject to Section 409A of the Code is in compliance in all respects with Section 409A of the Code.

(s)                                   No amount paid or payable (whether in cash, in property, or in the form of benefits) to a current or former Company Employee, director or other service provider of any Acquired Company by any Acquired Company in connection with the Transactions (alone or in connection with any other event) will be an “excess parachute payment” for purposes of Sections 280G and 4999 of the Code.

Except for Section 5.20(p), Seller and Buyer agree that Seller makes no representation, warranty, and provides no other assurance, with respect to the amount of any Tax Attributes of any Acquired Company, or with respect to the availability on and after the Closing Date of any Tax Attributes of any Acquired Company.  Seller shall have no Liability for any Taxes resulting from or arising with respect to any sale of any Acquired Company (or any assets thereof) following the Closing Date.

None of the representations and warranties in this Section 5.20 is made with respect to Taxes in respect of any insurance or annuity policies and contracts, or any binders, slips, certificates, endorsements or riders thereto, which shall be governed by Section 5.21. Losses that Seller is liable for under Article XIII to the extent relating to or arising from a breach of Section 5.20 (other than Sections 5.20(f), 5.20(i), 5.20(j), 5.20(l), 5.20(m), 5.20(n) or 5.20(p)) shall be limited to Losses attributable to Taxes for taxable periods ending on or before the Closing Date.

Section 5.21                             Tax Treatment of Insurance Contracts.

(a)                                 All Insurance Contracts that are subject to Section 101(f) of the Code satisfy, in all material respects, the requirements of that Section and otherwise qualify as life insurance contracts for purposes of the Code, and all Insurance Contracts (other than long-term care insurance contracts or annuity contracts) satisfy, in all material respects, the requirements of Section 7702 of the Code and otherwise qualify as life insurance contracts for purposes of the Code.  All Insurance Contracts that are annuity contracts satisfy, in all material respects, all applicable requirements of Sections 72 and 817 of the Code.  All Insurance Contracts that are long term care insurance contracts satisfy, in all material respects, the requirements of Section 7702B of the Code.

(b)                                 None of the Insurance Contracts are “modified endowment contracts” within the meaning of Section 7702A of the Code except for those Insurance Contracts that are set forth on Section 5.21(b) of the Seller Disclosure Schedule, which are being administered as “modified endowment contracts.”

(c)                                  PLICMI has materially complied with all reporting, withholding and disclosure requirements under the Code that are applicable to the Insurance Contracts and has reported distributions under such Insurance Contracts in compliance in all material respects with all applicable requirements of the Code, Treasury Regulations and forms issued by the IRS.

(d)                                 Each hardware, software and other product used by PLICMI to maintain Insurance Contracts’ qualification (but only as to Insurance Contracts which were entered into prior to, or in effect as of, in each case, the date hereof) for Tax treatment under the Code for which such policies, plans or contracts purported to qualify at the time of their issuance or purchase has been properly designed and implemented to maintain such qualification.

(e)                                  PLICMI is not party to any “hold harmless,” Tax sharing or indemnification agreements regarding the Tax qualification or treatment of any product or plan sold, issued, entered into or administered by PLICMI (whether developed by, administered by, or reinsured with any unrelated third party).

(f)                                   As of the date hereof, PLICMI has not entered into any agreement or is involved in any discussions or negotiations with any Tax Authority regarding the failure of any Insurance Contracts to meet the requirements of the Code relevant to the Tax treatment for which such Insurance Contracts were designed to meet, including Section 72, 101, 817, 7702, 7702A or 7702B of the Code, as applicable to such Insurance Contracts.  In addition, PLICMI is not a party to and has not received notice of any federal, state, local or foreign audits or other administrative or judicial actions with regard to the Tax treatment of any Insurance Contracts or of any claims by the purchasers, holders or intended beneficiaries thereof regarding the Tax treatment thereof.

(g)                                  The Tax treatment of each Insurance Contract is not, and since the time of issuance (or subsequent modification), has not been, materially less favorable to the purchaser, policyholder or intended beneficiaries thereof than the Tax treatment that was purported by PLICMI to apply to such Insurance Contract in any written materials provided by PLICMI to such purchaser at the time such Insurance Contract was initially sold or issued or subsequently modified.  For purposes of this Section 5.21(g), the provisions of Law relating to the Tax treatment of such Insurance Contracts shall include Sections 72, 101, 817, 7702, and 7702A of the Code.

This Section 5.21 contains the sole and exclusive representations and warranties related to Taxes in respect of any insurance or annuity policies and contracts, or any binders, slips, certificates, endorsements or riders thereto.

Section 5.22                             Reserves.  The Reserves of PLICMI contained in its Financial Statements: (a) were computed in all material respects in accordance with generally accepted actuarial standards consistently applied and were fairly stated, in accordance with sound actuarial principles and applicable SAP in all material respects; (b) were computed on the basis of assumptions consistent with those used in computing the corresponding items in the PLICMI Statutory Statements for the prior year; (c) were based on actuarial assumptions which produced Reserves at least as great as those called for in any contract provision as to reserve basis and method, and are in accordance with all other contract provisions; (d) met the requirements of applicable Insurance Laws of PLICMI’s Insurance Regulator and are at least as great as the minimum aggregate amounts required by such Insurance Regulator; and (e) included provision for all actuarial Reserves and related statement items which were certified by the actuaries of PLICMI pursuant to applicable Insurance Laws.

Section 5.23                             Brokers.  Except to the extent the Transaction Related Expenses are paid by the Acquired Companies prior to the Closing or reflected in the Final Closing Statement, Seller is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the Transactions based upon arrangements made by or on behalf of Seller or any of its Affiliates.

Section 5.24                             Sufficiency of Assets.  Except as set forth in Section 5.24 of the Seller Disclosure Schedule, as of the Closing Date, the assets, properties and rights of the Acquired Companies, the licenses of Intellectual Property and Software to GBIG, LLC pursuant to the Services Agreements, and the Transition Services will comprise all of the assets, properties and rights reasonably required to permit Buyer to conduct the Business and, the CBLIC Business, and to perform its obligations immediately following the Closing Date in all material respects in substantially the same manner as the Business and the CBLIC Business are conducted as of the date hereof.

Section 5.25                             Actuarial Analysis.  The factual information and data provided by Seller and its Affiliates to Milliman in connection with its actuarial analysis on behalf of Buyer, including any factual information and data provided in any actuarial or financial model (a) were based on inventories of in-force Insurance Contracts that were issued, reinsured or assumed by PLICMI that were accurate in all material respects at their respective times of preparation and were obtained from the books and records of PLICMI; (b) were generated from the same underlying sources and systems that were utilized by Seller and its Affiliates to prepare the Financial Statements as of December 31, 2018; and (c) to the Knowledge of Seller, comprised a complete, and, in all material respects, true and accurate, response to any written request for data and information sent by or on behalf of Milliman in connection with such actuarial analysis.  Section 5.25 of the Seller Disclosure Schedule lists the final versions of all actuarial reports that were prepared with respect to PLICMI since January 1, 2016 by external actuaries, or, if provided to any Governmental Authority, internal actuaries.  Seller has made available to Buyer true and correct copies of all such actuarial reports.

Section 5.26                             Director and Officer Claims.  Except as set forth in Section 5.26 of the Seller Disclosure Schedule, since January 1, 2016, there are no claims pending or, to the Knowledge of Seller, threatened in writing (a) by or against any current or former officer or director of the Acquired Companies in his or her capacity as an officer or director of the Acquired Companies or (b) by the Acquired Companies against any current or former officer or director of the Acquired Companies in his or her capacity as an officer or director of the Acquired Companies.

Section 5.27                             Parent Guarantee and Parent Loan Guarantee. Concurrently with the execution of this Agreement, Seller has delivered to Buyer the Parent Guarantee.  As of the date hereof, the Parent Guarantee is a legal, valid and binding obligation of the Parent Guarantors party thereto, is in full force and effect and is enforceable in accordance with its terms against the Parent Guarantors, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law), and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach under any term, or a failure of any condition, of the Parent Guarantee or otherwise result in any portion of the Parent Guarantee being unavailable.

Section 5.28                             No Inducement or Reliance; Independent Assessment.

(a)                                 Seller has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Buyer or its Affiliates or Representatives that are not expressly set forth in Article VI (including the Buyer Disclosure Schedule), whether or not any such representations, warranties or statements were made in writing or orally.

(b)                                 Without limiting the foregoing, none of Buyer or its Affiliates or Representatives makes, will make or has made any representation or warranty, express or implied, with respect to any information made available to Seller or any other Person (including Seller’s Affiliates or Representatives) in connection with Seller’s review of the Transactions.

(c)                                  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN THE REPRESENTATIONS AND WARRANTIES IN ARTICLE VI, OR IN THE LIMITED GUARANTEE, THERE ARE NO EXPRESS OR IMPLIED WARRANTIES MADE BY BUYER OR ITS AFFILIATES.

Section 5.29                             NO OTHER REPRESENTATIONS OR WARRANTIES.  NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT OR THE ANCILLARY AGREEMENTS, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OR THIS ARTICLE V (AS MODIFIED BY THE SELLER DISCLOSURE SCHEDULE), THE PARENT GUARANTEE, THE LOAN AGREEMENT OR THE PARENT LOAN GUARANTEE, NEITHER SELLER NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SELLER, THE BUSINESS, THE SHARES, THE ACQUIRED COMPANIES, OR THE ASSETS AND PROPERTIES OF THE ACQUIRED COMPANIES, AND SELLER DISCLAIMS ANY OTHER

REPRESENTATIONS, WARRANTIES, FORECASTS, PROJECTIONS, STATEMENTS OR INFORMATION, WHETHER MADE BY SELLER OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, PRODUCERS OR REPRESENTATIVES.  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV OR THIS ARTICLE V, THE PARENT GUARANTEE, THE LOAN AGREEMENT OR THE PARENT LOAN GUARANTEE, NO REPRESENTATION OR WARRANTY HAS BEEN OR IS BEING MADE WITH RESPECT TO ANY PROJECTIONS, FORECASTS, BUSINESS PLANS, ESTIMATES OR BUDGETS DELIVERED OR MADE AVAILABLE TO BUYER OR ANY OTHER PERSON.  NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NOTHING IN THIS AGREEMENT SHALL PREVENT OR LIMIT AN ACTION BASED UPON, OR RELIEVE ANY PERSON FROM LIABILITY FOR, FRAUD WITH SPECIFIC INTENT TO DECEIVE OR MISLEAD A PARTY OR ITS AFFILIATES REGARDING THE REPRESENTATIONS, WARRANTIES, AND OTHER AGREEMENTS MADE IN THIS AGREEMENT.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES REGARDING BUYER

Buyer hereby represents and warrants to Seller as follows as of the date hereof and as of the Closing Date (except for such representations and warranties which address matters only as of a specific date, which representations and warranties shall be true and correct as of such specific date):

Section 6.01                             Incorporation and Authority of Buyer.

(a)                                 Buyer is a limited liability company duly incorporated, organized, validly existing and in good standing under the Laws of the State of Delaware.  As of the Closing Date, each other Buyer Party is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or organized.

(b)                                 Buyer and, as of the Closing Date, each other Buyer Party has all requisite power to enter into, consummate the Transactions, and carry out its obligations under, each of this Agreement and the Ancillary Agreements to which Buyer and each other Buyer Party is or will be a party.  The execution and delivery by Buyer of each of this Agreement and the Ancillary Agreements to which Buyer is or will be a party, the consummation by Buyer of the Transactions, and the performance by Buyer of its obligations under, each of this Agreement and the Ancillary Agreements to which Buyer is or will be a party, have been duly authorized by all requisite action on the part of Buyer. As of the Closing Date, the execution and delivery by each Buyer Party of the Ancillary Agreements to which such Buyer Party is or will be a party, the consummation by such Buyer Party of the Transactions, and the performance by such Buyer Party of its obligations under which the Ancillary Agreements to which such Buyer Party will be a party, have been duly authorized by all requisite action on the part of such Buyer Party.  This Agreement has been (and on or prior to the Closing, the Ancillary Agreements to which Buyer and each other Buyer Party is or will be a party will be) duly executed and delivered by Buyer and each other Buyer Party, and (assuming due authorization, execution and delivery by each other party to this Agreement or the Ancillary Agreements, as applicable) this Agreement constitutes (and at the Closing, the Ancillary Agreements to which Buyer and each other Buyer Party is or will be a party will constitute) the legal, valid and binding obligation of Buyer and each other Buyer Party, enforceable against Buyer and each other Buyer Party in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 6.02                             No Conflict.  Provided that all consents, approvals, authorizations and other actions described in Section 6.03 have been obtained or taken, except as otherwise provided in this Article VI and except in the case of clauses (b) and (c) below as may result from any facts or circumstances solely relating to Seller or its Affiliates (as opposed to any other third party), the execution, delivery and performance by Buyer and each other Buyer Party of, and the consummation by Buyer and each other Buyer Party of the Transactions, each of this Agreement and the Ancillary Agreements do not (a) violate, conflict with or require a Consent under the organizational documents of Buyer or any other Buyer Party, (b) violate or conflict with any Law, Permit or other Governmental Order applicable to Buyer or any other Buyer Party or by which Buyer or any other Buyer Party or their properties or assets is bound or subject or (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, result in the loss of any right, entitlement or obligation in, or give to any Person any rights of termination, acceleration, or cancellation of, or result in the creation of any Lien (other than a Permitted Lien) on any of the assets or properties of Buyer or any other Buyer Party pursuant to, any material note, bond, mortgage, indenture or Contract to which Buyer or any other Buyer Party or any of their Subsidiaries is a party or by which any of such assets or properties is bound, other than, in the case of clauses (b) and (c), any such conflicts, violations, breaches, defaults, rights or Liens that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Buyer Material Adverse Effect.

Section 6.03                             Consents and Approvals.  Except as set forth in Section 6.03 of the Buyer Disclosure Schedule, or as may result from any facts or circumstances solely relating to Seller or its Affiliates (as opposed to any other third party), the execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which Buyer is or will be a party does not, and the performance by Buyer and each other Buyer Party of, and the consummation by Buyer and each other Buyer Party of the Transactions, this Agreement and the Ancillary Agreements to which Buyer is or will be a party do not, require any Governmental Approval to be obtained or made by Buyer, any other Buyer Party or any of their Affiliates prior to the Closing, except for such Governmental Approvals, the failure of which to be obtained or made has not had, and would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 6.04                             Absence of Litigation.  There are no Actions pending or, to the Knowledge of Buyer, threatened in writing, against Buyer or any other Buyer Party that question the validity of, seek injunctive relief with respect to, this Agreement or the Ancillary Agreements or the right of Buyer to enter into this Agreement or the Ancillary Agreements to which Buyer or any other Buyer Party is or will be a party, and would reasonably be expected to have a Buyer Material Adverse Effect.

Section 6.05                             Securities Matters.  The Shares are being acquired by Buyer for its own account and without a view to the distribution or sale to the public of the Shares or any interest in them.  Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares, and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Shares.  Buyer understands that it may not sell, transfer, assign, pledge or otherwise dispose of any of the Shares other than pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and applicable state and foreign securities Laws.

Section 6.06                             Financial Ability.

(a)                                 Buyer will have at the Closing sufficient immediately available funds (including through available capacity under revolving debt facilities, loans or other debt and equity investments) to pay, in cash, the Purchase Price and all other amounts payable pursuant to this Agreement or otherwise necessary to timely consummate the Transactions.  None of Buyer or any of its Affiliates has incurred any Liabilities or obligations, or is contemplating or aware of any Liabilities or obligations, in either case, that would impair or adversely affect such resources and capabilities.  The obligations of Buyer to effect the Transactions are not conditioned upon the availability to Buyer or any of its Affiliates of any debt, equity or other financing in any amount whatsoever.

(b)                                 Concurrently with the execution of this Agreement, Buyer has delivered to Seller the Limited Guarantee.  As of the date hereof, the Limited Guarantee is a legal, valid and binding obligation of the Guarantor party thereto, is in full force and effect and is enforceable in accordance with its terms against the Guarantor, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law), and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach under any term, or a failure of any condition, of the Limited Guarantee or otherwise result in any portion of the Limited Guarantee being unavailable.

Section 6.07                             Investigation Concerning the Acquired Companies.  Buyer (a) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Acquired Companies and the Business and (b) has been furnished with or given adequate access to such information about the Acquired Companies and the Business as it has requested.  The only representations, warranties, covenants and agreements made by Seller or any of its Affiliates are the representations, warranties, covenants and agreements expressly made in this Agreement, the Parent Guarantee, the Loan Agreement and the Parent Loan Guarantee, and neither Seller nor any of its Affiliates makes any other express or implied representation or warranty with respect to (i) the Acquired Companies or the Business, or (ii) any information provided by Seller or any of its Affiliates or Representatives, whether or not in the confidential information memorandum or in the Electronic Data Room, including as to (A) the operation of the Acquired Companies by Buyer after the Closing in any manner or (B) the probable success or profitability of the ownership, use or operation of the Acquired Companies or the

Business by Buyer after the Closing.  Except for the representations and warranties of Seller expressly set forth herein, in the Parent Guarantee, the Loan Agreement and the Parent Loan Guarantee, Buyer has not relied upon any representations or warranties or other information made or supplied by or on behalf of Seller or by any of its Affiliates.

Section 6.08                             Brokers; No Inducement or Reliance; Independent Assessment.

(a)                                 Buyer (or its Affiliates) is solely responsible for the payment of the fees and expenses of any broker, investment banker, financial adviser or other Person acting in a similar capacity in connection with the Transactions based upon arrangements made by or on behalf of Buyer or any Affiliate.

(b)                                 Buyer has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Seller, the Acquired Companies, or their respective Affiliates or Representatives that are not expressly set forth in Article IV and Article V (including the Seller Disclosure Schedule), the Parent Guarantee, the Loan Agreement, and the Parent Loan Guarantee, whether or not any such representations, warranties or statements were made in writing or orally.

(c)                                  Without limiting the foregoing: (i) except as expressly provided in Article IV, Article V, the Parent Guarantee, the Loan Agreement or the Parent Loan Guarantee, none of the Acquired Companies, Seller or their Affiliates or Representatives makes, will make or has made any representation or warranty, express or implied, as to the prospects of the Acquired Companies or their profitability for Buyer, or with respect to any forecasts, projections or business plans made available to Buyer or any other Person (including Buyer’s Affiliates or Representatives) in connection with Buyer’s review of the Acquired Companies and the Business and this Agreement; and (ii) any estimates, assumptions, projections and predictions contained or referred to in the materials that have been provided or made available to Buyer by or on behalf of Seller, including any confidential information memorandum, the Electronic Data Room and all management presentations established or provided in connection with the Transactions, (A) are not and shall not be deemed to be representations or warranties of Seller or any of its Affiliates and (B) shall not form the basis, in whole or in part, for any claim against Seller or any of its Affiliates.

(d)                                 WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV AND ARTICLE V, THE PARENT GUARANTEE, THE LOAN AGREEMENT AND THE PARENT LOAN GUARANTEE, THERE ARE NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AND ANY ASSETS THAT ARE TANGIBLE PERSONAL PROPERTY OR THIRD-PARTY SOFTWARE ARE BEING CONVEYED ON AN “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS” BASIS AND WITHOUT ANY WARRANTY OF NON-INFRINGEMENT.

Section 6.09                             Regulatory Matters.  Within the past five (5) years, no Governmental Authority has revoked any license or status held by Buyer or any of its Affiliates to conduct insurance operations.  Buyer and its Affiliates and the investors in Buyer or its Affiliates meet all of the requirements on the part of such respective entity set forth by applicable Law (including the Laws of its jurisdiction of formation) for all necessary Governmental Approvals for the consummation of the Transactions to be obtained, and there are no facts, events or circumstances, involving or relating to Buyer or any of its Affiliates or the investors in Buyer or its Affiliates, that may prevent or delay the granting of any such Governmental Approvals.

Section 6.10                             NO OTHER REPRESENTATIONS OR WARRANTIES.  NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT OR THE ANCILLARY AGREEMENTS, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE VI (AS MODIFIED BY THE BUYER DISCLOSURE SCHEDULE) AND THE LIMITED GUARANTEE, NEITHER BUYER NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO BUYER OR ANY OTHER INFORMATION PROVIDED TO SELLER UNDER THIS AGREEMENT, AND BUYER DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES, FORECASTS, PROJECTIONS, STATEMENTS OR INFORMATION, WHETHER MADE BY BUYER OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, OR REPRESENTATIVES, WITH RESPECT TO THIS AGREEMENT.  NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NOTHING IN THIS AGREEMENT SHALL PREVENT OR LIMIT AN ACTION BASED UPON, OR RELIEVE ANY PERSON FROM LIABILITY FOR, FRAUD WITH SPECIFIC INTENT TO DECEIVE OR MISLEAD A PARTY OR ITS AFFILIATES REGARDING THE REPRESENTATIONS, WARRANTIES, AND OTHER AGREEMENTS MADE IN THIS AGREEMENT.

ARTICLE VII
ACTIONS PRIOR TO THE CLOSING DATE

Section 7.01                             Conduct of Business Prior to the Closing.  Except as required by applicable Law, as expressly required or permitted by the terms of this Agreement, or for matters as set forth in Section 7.01 of the Seller Disclosure Schedule, from the date of this Agreement through the Closing Date, Seller shall cause the Acquired Companies  (1) to conduct the Business in the ordinary course (taking into account the terms of the Administrative Supervision Order, the Rehabilitation Order and the Plan of Rehabilitation) unless Buyer otherwise consents in advance (which consent shall not be unreasonably withheld, delayed or conditioned) and (2) to refrain from taking any of the following actions:

(a)                                 transfer, issue, sell, subject to any Lien, or dispose of any Company Rights, Capital Stock or other securities of any of the Acquired Companies  or grant options, warrants, calls or other rights to purchase or otherwise acquire Company Rights, Capital Stock or other securities of any of the Acquired Companies;

(b)                                 adopt a plan of complete or partial liquidation or rehabilitation or authorize or undertake a merger, dissolution, rehabilitation, consolidation, restructuring, recapitalization or other reorganization;

(c)                                  effect any recapitalization, reclassification, stock split or combination or similar change in the capitalization of any of the Acquired Companies, or reincorporate or domesticate any Acquired Company;

(d)                                 amend, or fail to comply with, the certificate of incorporation or by-laws (or other comparable organizational documents) of any of the Acquired Companies, or change the state of domicile of any Acquired Company;

(e)                                  make any redemption or purchase of the Acquired Companies’  equity interests;

(f)                                   make any material change in the underwriting, claims administration, investment, risk management, reserving, or financial accounting guidelines, policies, practices or principles of the Acquired Companies, as applicable, in effect on the date hereof, other than any change required by applicable Law, GAAP or SAP (or the interpretation thereof), or in respect of underwriting, claims administration, or investment policies, practices or principles, in the ordinary course of business or fail in any material respect to comply with such guidelines, policies, practices or principles;

(g)                                  incur any Indebtedness to any Person (other than another Acquired Company) for borrowed money (other than current trade accounts payable incurred in respect of property or services purchased in the ordinary course of business) or assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances (other than, in each case, in respect of transactions relating to the Investment Assets in the ordinary course of business, and loans and advances to Producers and Company Employees in the ordinary course of business), other than (i) upon commercially reasonable, arm’s length terms and (ii) for individual amounts not in excess of $75,000 or in the aggregate not in excess of $75,000;

(h)                                 modify, amend, waive (in any material respect), extend, recapture or terminate (other than at its stated expiry date) any Material Contract or any Reinsurance Agreement or enter into any Contract which would, if entered into prior to the date hereof, have been a Material Contract or Reinsurance Agreement, other than Material Contracts pursuant to clauses (i), (ii), (iii), (x), (xiv), or (xix) of the definition thereof in the ordinary course of business;

(i)                                     other than with respect to the Investment Assets or otherwise in the ordinary course of business, purchase, sell, lease, sublease, mortgage, pledge, license, subject or allow any Lien (other than Permitted Liens), exchange or otherwise dispose of or acquire any property or assets, in any individual transaction in excess of $75,000 or in the aggregate in excess of $75,000 or acquire any new Investment Assets that would subject any of the Acquired Companies to any Liability to fund any capital calls or capital commitments or similar obligations over a period of greater than one (1) year from the date of the applicable investment in excess of $75,000 in the aggregate;

(j)                                    acquire (by merger, consolidation, acquisition of stock or assets, bulk reinsurance or otherwise) any corporation, partnership, joint venture, association or other business organization or division thereof, or substantially all of the assets of any of the foregoing except for acquisitions of Investment Assets;

(k)                                 acquire any Related Party Assets other than any acquisition of Related Party Assets that is first approved by the Michigan Department and Buyer;

(l)                                     settle, pay, discharge or satisfy any Action, litigation, or claim against any of the Acquired Companies (other than claims under insurance or annuity policies and Contracts, or any binders, slips, certificates, endorsements or riders thereto, within applicable policy limits) for an amount that exceeds $75,000 or if any amount is reserved for such litigation or claim in the Financial Statements prior to the date of this Agreement, exceeds by $75,000 such amount so reserved;

(m)                             modify the terms of, or default under, any Indebtedness or, other than in the ordinary course of business, cancel or compromise any material Indebtedness or waive any material rights without receiving a realizable benefit of similar or greater value;

(n)                                 enter into any new line of business or introduce any new products or services or change in any material respect existing products or services;

(o)                                 sell, license, assign, transfer, abandon or otherwise dispose of any Company Intellectual Property;

(p)                                 undertake or commit to make any capital expenditures for which the aggregate consideration paid or payable in any individual transaction is in excess of $75,000 or in the aggregate in excess of $75,000;

(q)                                 (i) institute or promise to institute any new, or amend to increase the benefits under any, Company Benefit Plan, (ii) increase or grant, or promise to increase or grant, awards or benefits under any Company Benefit Plan, (iii) increase or promise to increase the base salary, commissions, bonus or other benefits or compensation of any existing Company Employees, officers, directors or other service providers of the Acquired Companies  unless such commissions, bonus or other benefits or compensation would remain a Liability of Seller and its Affiliates (other than the Acquired Companies), (iv) accelerate the payment or vesting under any Company Benefit Plan, (v) pay or agree to make any grant of any award or pay any benefit (including severance) or agree or orally promise to pay, conditionally or otherwise, any bonus, equity-based award, extra commission, pension, retirement, allowance, severance or vacation pay or other employee benefit for any Company Employee unless such payment or agreement to grant or pay an award or benefit would remain a Liability of Seller and its Affiliates (other than the Acquired Companies), (vi) enter into any new employment, severance, benefits, or compensation agreement with any existing Company Employee, officer, director or service provider of the Acquired Companies unless such agreement would remain a Liability of Seller and its Affiliates (other than the Acquired Companies), (vii) amend, supplement, terminate or enter into any collective bargaining agreement, (viii) make or agree to make any bonus or profit sharing payments to any existing employee, officer, directors or service provider of the Acquired Companies unless such bonus or profit sharing payments would remain a Liability of Seller and its Affiliates (other than the Acquired Companies), in each case, other than with respect to any welfare plan in the ordinary course of business, or as required by applicable Law or pursuant to the terms of agreements or Company Benefit Plans in effect as of the date hereof;

(r)                                    hire any new senior officer except, after consultation with Buyer, to replace a senior officer whose employment has been terminated;

(s)                                   other than in the ordinary course of business, (i) terminate the employment of any Company Employee having a title of Vice President or more senior, other than for cause (it being understood that Seller shall inform Buyer of any termination of employment of a Company Employee having a title of Vice President or more senior, within a reasonable period following such termination, but shall not be required to specify the reason for any such termination or related circumstances, including whether such termination was or was not for cause) or (ii) promote or, other than for cause, demote or materially alter the duties of any Company Employee with a title of Vice President or more senior;

(t)                                    other than in the ordinary course of business, transfer or reallocate the employment or services of a Company Employee to Seller or any of its Affiliates (other than the Acquired Companies), or transfer or reallocate the employment or services of any employee of Seller and its Affiliates who is not a Company Employee to one of the Acquired Companies;

(u)                                 make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax Returns or file any claims for material Tax refunds, enter into any closing agreement, settle any Tax claim, audit or assessment or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(v)                                 change the fiscal year of any Acquired Company;

(w)                               terminate or cancel, amend in any material respect or allow to lapse, any material insurance policy of any Acquired Company  without replacing such policy with comparable coverage;

(x)                                 declare, set aside, make or pay any dividend or other distribution in respect of the Capital Stock of any Acquired Company;

(y)                                 abandon, modify, waive, surrender, withdraw or terminate any material Permit;

(z)                                  enter into or amend, terminate or waive any Intercompany Agreements or transactions;

(aa)                          enter into any hedging arrangements not in effect as of the date hereof, or enter into any confirmations or transactions under existing hedging arrangements, in each case, other than in accordance with the hedging guidelines of the Acquired Companies and the Business, as such guidelines are in effect as of the date hereof;

(bb)                          cause PLICMI to seek approval from any Insurance Regulator for the use of any accounting practices in connection with the PLICMI Statutory Statements that depart from the accounting practices prescribed or permitted by applicable Insurance Laws of such respective domiciliary jurisdiction;

(cc)                            conduct any material revaluation of any asset, including any write-off of reinsurance recoverables, other than in the ordinary course of business, or except to the extent required by applicable Laws or applicable accounting principles;

(dd)                          to cause any Acquired Company to (i) recognize any cancellation of indebtedness income, (ii) deconsolidate from the Consolidated Tax Group, (iii) recognize any intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code, or (iv) suffer any reduction in its Tax Attributes pursuant to Section 108(b) of the Code or Treasury Regulation Section 1.1502-28; or

(ee)                            enter into any legally binding commitment or Contract with respect to, or otherwise commit to do, or authorize, any of the foregoing.

Seller shall use reasonable best efforts to mitigate, prevent, eliminate and oppose any proposed or actual requirement of the Rehabilitator acting in the place and with the authority of the board of directors of PLICMI, or the Rehabilitation Court, that PLICMI take any action, or omit to take any action, that would reasonably be expected to result in (x) any breach of any representation, warranty or covenant of Seller contained herein or (y) payment of a Reverse Break-Up Fee under this Agreement; or (z) any failure of the conditions to Closing set forth in Article XI to be satisfied.  Seller shall, upon written notice, use reasonable best efforts to assist and cooperate with the Buyer in mitigating, preventing, eliminating or opposing any proposed or actual Requirement of the Rehabilitator that would reasonably be expected to result in any of the foregoing.

Section 7.02                             Access to Information.

(a)                                 From the date of this Agreement until the Closing Date, Seller shall, and shall cause the Acquired Companies  to, give Buyer and its authorized Representatives, upon reasonable advance written notice and during regular business hours, reasonable access to all books, records, personnel, officers and other facilities and properties of the Acquired Companies and shall cause its Representatives to reasonably cooperate with Buyer with respect to the foregoing; provided, that any such access shall be conducted at Buyer’s expense, in accordance with applicable Law (including any applicable Law relating to antitrust, competition, employment or privacy issues), under the supervision of Seller’s or its Affiliates’ personnel and in such a manner as to maintain confidentiality and not to unreasonably interfere with the normal operations of Seller and its Affiliates (including the Acquired Companies).

(b)                                 From the date of this Agreement until the Closing Date, Seller shall make available to Buyer (i) within sixty (60) days following the end of each calendar quarter other than the last calendar quarter of any calendar year, the unaudited statutory statements of PLICMI, in each case together with any exhibits, schedules and notes thereto (the “Future Quarterly Statutory Statements”) and the unaudited quarterly GAAP consolidated financial statements of GBIG, LLC (the “Future Quarterly GAAP Financial Statements”), in each case, as of the end of and for such calendar quarter, and (ii) within seventy-five (75) days following the end of each calendar year, the unaudited statutory statements of PLICMI, in each case together with any exhibits, schedules and notes thereto (the “Future Annual Statutory Statements”) and the audited annual GAAP consolidated financial statements of GBIG, LLC (the “Future Annual GAAP Financial Statements”), in each case, as of and for such calendar year.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement or any other agreement between Buyer and Seller or any of its Affiliates executed on or prior to the date hereof, Seller shall have no obligation to make available to Buyer or its Representatives, or to provide Buyer or its Representatives with access to or copies of (i) any personnel file, medical file or related records of any Company Employee, (ii) any Tax Return filed by Seller or any of their Affiliates or predecessors, or any related material, in each case not relating to any of the Acquired Companies, or (iii) any other information if Seller determines, in its reasonable judgment based on legal advice from counsel, that making such information available would (A) jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or (B) contravene any applicable Law, Governmental Order or any fiduciary duty, it being understood that, in each case, Seller shall (1) cooperate with any requests for, and use its reasonable best efforts to obtain any, waivers and (2) use its reasonable best efforts to make other arrangements (including redacting information or entering into joint defense agreements), in each case that would enable any otherwise required disclosure to Buyer to occur without so jeopardizing any such privilege or immunity or contravening such applicable Law, Governmental Order or fiduciary duty.

Section 7.03                             Reasonable Best Efforts to Consummate; Consents.

(a)                                 Upon the terms and subject to the conditions set forth in this Agreement, Seller and Buyer agree to use, and shall cause their respective Controlled Affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement or the Ancillary Agreements and to consummate and make effective, in the most expeditious manner practicable, the Closing and the Transactions, including (i) obtaining all necessary, proper or advisable Governmental Approvals and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain such Governmental Approvals (including under Insurance Laws), and (ii) executing and delivering any additional agreements, documents or instruments necessary, proper or advisable to consummate the Transactions, and to fully carry out the purposes of, this Agreement and the Ancillary Agreements.  Without limiting the foregoing and subject to Section 7.03(d) hereof and the other terms of this Agreement, Buyer shall, and shall cause its Controlled Affiliates to, with respect to the Form A Application, and Seller shall, and shall cause its Controlled Affiliates to, with respect to the Rehabilitation and the entry of the Rehabilitation Court Confirmation and Approval Order, use reasonable best efforts to take the actions necessary to avoid any impediment under any applicable Law that may be asserted by, or Governmental Order that may be entered by, any Governmental Authority with respect to this Agreement or the Ancillary Agreements or the Transactions so as to enable the Closing to occur as promptly as practicable; provided, however, that notwithstanding the foregoing, Buyer shall not be required to initiate or join proceedings by or before a Governmental Authority challenging any Governmental Order, stay, restraining order or other claim or adverse decision by a Governmental Authority.

(b)                                 In furtherance of and without limiting the foregoing, (i) Buyer shall file, or cause to be filed, a “Form A” Acquisition of Control Statement with all required applicants, together with all exhibits, affidavits and certificates (the “Form A Application”) and drafts of the Ancillary Agreements with the Director, within ten (10) Business Days of the date hereof, (ii) Buyer shall file, or cause to be filed, any pre-acquisition notifications on “Form E” or similar market share notifications to be filed in each jurisdiction where required by applicable Laws with all required applicants, within ten (10) Business Days of the date hereof, and (iii) except as specified in Section 7.03(d), the parties shall make any registrations, filings and notices of, with or to Governmental Authorities necessary, proper or advisable to consummate the Transactions, as soon as reasonably practicable after the date hereof.  Each of Buyer and Seller agrees promptly to provide, or cause to be provided, copies of all agreements and all documents, instruments, affidavits, statements or information that are customarily required or requested by any Governmental Authority relating to such party or any of its Affiliates (including any of their respective directors, officers, employees, partners, members or shareholders) and all Persons who are deemed or may be deemed to “control” such party within the meaning of applicable Insurance Laws, or its or their structure, ownership, businesses, operations, regulatory and legal compliance, assets, liabilities, financing, financial condition or results of operations, or any of its or their directors, officers, employees, partners, members or shareholders, subject to customary and appropriate protection and confidential treatment of sensitive personally identifiable information and competitive information.

(c)                                  In furtherance of and without limiting the foregoing, (i) Seller shall use reasonable best efforts to cause the Director to approve and adopt, and shall cooperate, and Seller shall cause its Affiliates and the Acquired Companies to cooperate, with the Michigan Department with respect to the approval and adoption of, the Plan of Rehabilitation as soon as reasonably practicable following the date hereof; (ii) as required to so permit adoption of the Plan of Rehabilitation by the Rehabilitator, Seller shall, and shall cause its Affiliates and the Acquired Companies and their boards of directors or equivalent governing bodies or members, to grant, adopt, approve, execute and deliver, the Statements of No Objection and deliver them to the Rehabilitator and Buyer; and (iii) after such adoption of the Plan of Rehabilitation, Seller shall use and cause its Affiliates to use reasonable best efforts to seek that the Rehabilitator submits the Plan of Rehabilitation and the Rehabilitation Order to the Rehabilitation Court for approval, and submits a petition for the entry and issuance of the Rehabilitation Court Confirmation and Approval Order as soon as reasonably practicable, and diligently pursue such approval and the grant of the Rehabilitation Court Confirmation and Approval Order, including seeking the continued approval of the Rehabilitator therefor, using reasonable best efforts, and causing its respective Affiliates to use their reasonable best efforts, to assist the Director, the Rehabilitator and the Rehabilitation Court in granting such approvals and orders, including by filing any consents, supporting declarations, affidavits, documents or other information. Subject to Section 7.03(d) and the other terms of this Agreement, each Party shall take, and shall cause its Affiliates to use reasonable best efforts to take, or cause to be taken, all actions, and to use reasonable best efforts to do, or cause to be done, all things necessary to assist and cooperate with the other party hereto, its Affiliates and their counsel, at such party’s sole cost and expense, in their doing all things necessary in connection with the foregoing proceedings and Actions. Seller acknowledges and agrees that Buyer and its Affiliates shall not be a party to any such proceedings or Actions and that in the conduct of such proceedings and Actions Buyer’s obligations shall consist of making limited appearances to support the approval of the Plan of Rehabilitation and the grant of the

Rehabilitation Court Confirmation and Approval Order and the consummation of the Transactions and to enforce its rights hereunder and in respect of the Transactions.

(d)                                 Notwithstanding anything herein to the contrary, Buyer shall not be obligated to take or refrain from taking or to agree to take or refrain from taking nor shall any Acquired Company or any of its Affiliates be required to take,  or refrain from taking, or agree to take, or refrain from taking, any action, or to permit or suffer to exist any restriction, condition, limitation or requirement which, individually or together with all other such actions, restrictions, conditions, limitations or requirements imposed by Governmental Authorities in connection with the Transactions that (i) would or would reasonably be expected to have a Company Material Adverse Effect (excluding clause (b) of the definition), (ii) involve any keep-well or capital or surplus maintenance arrangement or agreement, (iii) require Buyer to sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, (A) any Acquired Company or material assets thereof after the Closing or (B) any entities or material assets of Buyer or any of its Affiliates after the Closing or (iv) involve any significant adverse effect on the economic benefits that Buyer and its Affiliates reasonably expect to obtain from the Transactions, which Transactions are summarized on Section 7.03(d)(vi)(1) of the Buyer Disclosure Schedule (any such actions, restrictions, conditions, limitations or requirements, a “Burdensome Condition”); it being understood that none of the items set forth on Section 7.03(d)(iv)(2) of the Buyer Disclosure Schedule shall, individually or in the aggregate, constitute a “Burdensome Condition.”

Notwithstanding anything herein to the contrary, Seller shall not, and shall not cause an Acquired Company to, take, refrain from taking, offer, commit, agree, or submit to any of the actions, terms or conditions set forth in this Section 7.03(d) or effect any such actions without the prior written approval of Buyer.  In the event that any action, restriction, condition, limitation or requirement is imposed by a Governmental Authority that constitutes or would result in a Burdensome Condition, prior to Buyer being entitled to invoke the actual or potential existence of a Burdensome Condition, Seller and Buyer shall cooperate in good faith to develop a reasonably designed process under which each of Seller and Buyer shall promptly (1) provide information (subject to the other terms and conditions of this Agreement relating to cooperation and sharing of information) reasonably requested by the other to enable the requesting party to analyze the causes and potential implications of such action, restriction, condition, limitation or requirement and (2) meet to (x) exchange and review their respective views as to such action, restriction, condition, limitation or requirement, (y) discuss potential approaches that would avoid such action, restriction, condition, limitation or requirement or mitigate its impact, and (z) negotiate in good faith to attempt to agree to modify the terms of this Agreement, on mutually acceptable terms, in a way that would substantially eliminate any such action, restriction, condition, limitation or requirement or sufficiently mitigate its adverse impact so that it would no longer constitute a Burdensome Condition hereunder without resulting in a Burdensome Condition; it being understood and agreed that if commercially reasonable steps can be identified to avoid such action, restriction, condition, limitation or requirement or sufficiently mitigate the negative impact thereof without the imposition of any Burdensome Condition or any material undue cost or delay, each party shall take, and shall cause its Affiliates to take, as applicable, all such commercially reasonable steps.

(e)                                  Upon the written request of Buyer, Seller shall, and shall cause its Affiliates (including the Acquired Companies prior to the Closing) to, provide reasonable cooperation and assistance to Buyer and its counsel, in the preparation of, and, at the direction of Buyer, the filing of any application, consent, approval, authorization, waiver or exemption set forth in Schedule 7.03(e) in connection with actions proposed to be taken or agreements proposed to be entered into by any Acquired Company on or following the Closing Date with respect to the Ancillary Agreements.  Except for the transactions and matters set forth in Schedule 7.03(e) and the Ancillary Agreements (with any modifications thereto determined by Buyer), or as required or requested by the Rehabilitator or any Governmental Authority, Buyer and its Affiliates shall not, without the prior written consent of Seller, such consent not to be unreasonably withheld, conditioned or delayed, at any time prior to the Closing, in connection with the Transactions, file any application with or request for non-disapproval by any Governmental Authority with respect to any inter-Affiliate transaction between PLICMI, on the one hand, and Buyer or any of its Affiliates, on the other hand, that would require approval or non-disapproval under applicable Law.

(f)                                   Each of Seller and Buyer agrees that it shall consult with one another with respect to the obtaining of all Governmental Approvals necessary, proper or advisable to consummate the Transactions and each of them shall keep the other apprised on a prompt basis of the status of matters relating to such Governmental Approvals; except, with respect to Buyer’s communications to Seller, as relates to the Specified Matter.  Seller and Buyer shall have the right to review in advance subject to redaction of personally identifiable information, and, to the extent practicable and subject to any restrictions under applicable Law, each shall consult the other on any filing made with, or written materials submitted to, any Governmental Authority or any third party in connection with the Transactions; provided, Buyer shall not be required to consult with Seller or share any filing or written materials submitted to any Governmental Authority or third party as relates to the Specified Matter.  Each of Seller and Buyer agrees to in good faith consider comments of the other party thereon.  Seller and Buyer shall promptly furnish to each other copies of all such filings and written materials after their filing or submission, in each case subject to applicable Laws and subject to redaction of personally identifiable information.

(g)                                  Subject to applicable Laws relating to the sharing of information, Seller and Buyer shall promptly (and in no event later than forty-eight (48) hours after receipt) advise each other upon it or any of its Controlled Affiliates receiving any substantive communication from any Governmental Authority whose Governmental Approval is required for consummation of the Transactions, in each case relating to the matters that are the subject of this Agreement, including promptly furnishing each other copies of any such substantive written or electronic communications, and shall promptly advise each other when any such communication causes such party to believe that there is a reasonable likelihood that any such Governmental Approval will not be obtained or that the receipt of any such Governmental Approval will be materially delayed or conditioned, except, in each case, as relates to communications with Governmental Authorities relating to the Specified Matter, which is the subject of Section 7.11.

(h)                                 Subject to applicable Law, neither Seller nor Buyer shall, and they shall cause their respective Controlled Affiliates not to, permit any of their respective directors, officers, employees, partners, members, shareholders or any other Representatives to participate in any live or telephonic meeting (other than (i) non-substantive scheduling or administrative calls or (ii) telephonic meetings initiated by such applicable Governmental Authority that are not scheduled in advance) with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other in advance and, to the extent permitted by applicable Law and by such Governmental Authority, gives the other party the opportunity to attend and participate in such meeting; provided, that the foregoing shall not bind Seller or Buyer with respect to any filings, investigation or inquiry related to the Specified Matter, which is the subject of Section 7.11.

(i)                                     Prior to the Closing, except as otherwise agreed by the parties, each party shall cooperate with the other and use reasonable best efforts to make or obtain the Third-Party Consents set forth in Section 7.03(i) of the Seller Disclosure Schedule; provided, that neither party shall be required to, and in no event shall any Acquired Company, without the prior written approval of Buyer, compromise any right, asset or benefit or expend any amount or incur any Liabilities, make any accommodations, commence or participate in any Action or provide any other consideration in order to obtain any such Third-Party Consent.

(j)                                    Each of Seller and Buyer shall have responsibility for the costs and expenses associated with its filings, as applicable, except, that Buyer shall have responsibility for the filing fees associated with any “Form A” or similar change of control application and filings of the Ancillary Agreements.

Section 7.04                             Court Matters.  Each party agrees that, after the entry of the Rehabilitation Order, the terms of any rehabilitation, liquidation or other plan or other petition it or any Affiliate submits to the Rehabilitation Court, or any other court for confirmation or sanction, shall not materially conflict with, supersede, abrogate, nullify or restrict the terms of this Agreement, the Plan of Rehabilitation or the Rehabilitation Order, or in any way prevent the consummation or performance of the Transactions.

Section 7.05                             Intercompany Obligations.  Seller shall, and shall cause its Affiliates to, take such action, including making such payments as may be necessary, so that, prior to or concurrently with the Closing, the Acquired Companies, on the one hand, and Seller and its Affiliates (other than the Acquired Companies), on the other hand, shall settle, discharge, offset, pay or repay in full all intercompany loans, notes and advances, regardless of their maturity, and all intercompany receivables and payables for the amount due, including any accrued and unpaid interest to but excluding the date of payment; provided, that, if at the Closing, or, if applicable, after giving effect to the settlement contemplated by Section 4 of the Termination and Release Agreement, any such loan, note or advance, or any intercompany receivable or intercompany payable due and payable to either Acquired Company in accordance with the foregoing, irrespective of maturity, has not been settled, discharged, offset, paid or repaid in full, then the unpaid portion of such intercompany receivable (“Unpaid Intercompany Receivable”) shall be (a) deducted from the Purchase Price in accordance with Section 2.03(a) and (b) assigned, in full, to Seller. In furtherance of the foregoing, Buyer acknowledges and agrees that Buyer shall execute and deliver such documents and instruments, and do such other acts and things as Seller may reasonably request in order to fully evidence and preserve the assignment of such Unpaid Intercompany Receivable granted hereunder.

Section 7.06                             Intercompany Arrangements.

(a)                                 Except as otherwise agreed by Seller and Buyer, Seller shall, and shall cause its Affiliates to, take such actions as may be necessary (including executing one or more instruments evidencing such termination and one or more releases, in each case, in form and substance reasonably satisfactory to Buyer) to terminate or commute prior to or concurrently with the Closing, and to procure mutual releases of the Acquired Companies, on the one hand, and Seller and its Affiliates on the other hand, all Intercompany Agreements, after giving effect to this Section 7.06, such that, as of and following the Closing, the Acquired Companies shall have no further Liability under such Intercompany Agreements.

(b)                                 Except for the license of Intellectual Property and Software pursuant to the Services Agreements, the Transition Services and as provided under any other applicable Ancillary Agreements and Related Agreements, as of and following the Closing, Seller and its Affiliates shall have no further obligation to provide any ancillary or corporate shared services to the Acquired Companies.

Section 7.07                             Insurance Regulatory Orders.

(a)                                 To the extent any Insurance Regulatory Orders are issued between the date hereof and the Closing, Seller shall deliver, or cause to be delivered, to Buyer copies of all such Insurance Regulatory Orders within three (3) Business Days of receipt.

(b)                                 Between the date hereof and the Closing, Seller shall cause the applicable Acquired Companies to comply in all material respects with the terms and conditions set forth in the Insurance Regulatory Orders.

Section 7.08                             Existing Indemnification Rights.  From and after the Closing, upon the request of Buyer, Seller shall, and shall cause its Affiliates (other than the Acquired Companies) to, at Buyer’s sole cost and expense, reasonably cooperate with and assist Buyer and the Acquired Companies in submitting claims for and pursuing and recovering any applicable indemnification or reimbursement to which any of the Acquired Companies may be entitled from any third party that is not an Affiliate of Seller under any Contract to which Seller or any of its respective Affiliates (other than the Acquired Companies) is a party.  Without the prior written consent of Buyer, Seller shall not waive or release any such claim or right that any of the Acquired Companies may have under any such Contract.

Section 7.09                             Bank Accounts.  To the extent any individual other than a Company Employee at the Closing has authority to draw on, or has access to, any bank, savings, deposit or custodial accounts and safe deposit boxes maintained by the Acquired Companies, Seller and its Affiliates shall remove, effective as of the Closing, such individual’s authority unless otherwise directed in writing by Buyer.

Section 7.10                             Migration and Separation.  Between the date hereof and the Closing, Seller and Buyer shall, and shall cause their respective Affiliates and Representatives to, reasonably cooperate and discuss in good faith (a) the separation of the Business, including Information Technology systems, as of and following the Closing from that of the other businesses of Seller and its Affiliates (other than the Acquired Companies) and (b) the integration and migration of the Business, including Information Technology systems, as of and following the Closing into the business and operations of Buyer (including the Acquired Companies).

Section 7.11                             The Specified Matter.  Prior to the Closing, Seller shall (a) provide Buyer with periodic updates on the status of the Specified Matter as it relates to the Acquired

Companies and (b) reasonably advise Buyer upon Seller or any of its Affiliates receiving any material communications from or to any Governmental Authority with respect to the Specified Matter and which involves or affects or would reasonably be expected to involve or affect an Acquired Company. Notwithstanding the foregoing, Seller shall have no obligation to make available to Buyer or its Representatives, or to provide Buyer or its Representatives with access to or copies of any information related to the Specified Matter if Seller determines, in its reasonable judgment based on legal advice from counsel, that making such information available would (i) jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or (ii) contravene any applicable Law, Governmental Order or any fiduciary duty, it being understood that, in each case, Seller shall (A) cooperate with any requests for, and use its reasonable best efforts to obtain any, waivers and (B) use its reasonable best efforts to make other arrangements (including redacting information or entering into joint defense agreements), in each case that would enable any otherwise required disclosure to Buyer to occur without so jeopardizing any such privilege or immunity or contravening such applicable Law, Governmental Order or fiduciary duty. Notwithstanding anything herein to the contrary, Buyer shall not be required to advise Seller of, or provide notice or copies of, any communication with a Governmental Authority regarding the Specified Matter.

Section 7.12                             Electronic Data Room.  Seller shall deliver, or cause to be delivered, to Buyer copies of all documents related to the Acquired Companies that are contained in the Electronic Data Room as of the date that is two (2) Business Days prior to the Closing Date, on a CD Rom, memory stick or other agreed upon format.

Section 7.13                             Financing Cooperation.

(a)                                 Prior to the Closing, if requested by Buyer upon reasonable advance notice and so long as such cooperation does not unreasonably interfere with the ongoing operations of the Acquired Companies, Seller shall use its reasonable best efforts and shall cause the Acquired Companies, and their respective Representatives to use their reasonable best efforts, to provide all cooperation and assistance  reasonably requested by Buyer to assist Buyer in connection with Buyer’s efforts to obtain debt financing in connection with the arrangement, syndication, marketing and consummation of any debt financing the proceeds of which are to be used to fund at the Closing a portion of the Purchase Price or other amounts payable by Buyer pursuant to this Agreement (the “Debt Financing”), including in connection with the arrangement, syndication, marketing and consummation of the Debt Financing.  Such actions may include: (i) arranging for senior management of the Acquired Companies participation in a reasonable number of meetings with debt financing sources, (ii) making officers and employees reasonably available for a reasonable number of meetings, conference calls, presentations, due diligence sessions, road shows and drafting sessions and to assist in the preparation of Financing Materials, (iii) assisting Buyer with the preparation of definitive financing documents for the Debt Financing, (iv) furnishing Buyer, its Affiliates and the Debt Financing sources with copies of such financial and operating data customarily required for completion of similar debt financings, including the Financing Statements; provided, that in no event shall Seller, the Acquired Companies, their Affiliates or their respective Representatives be required to provide any pro forma financial statements or projections (v) using their reasonable best efforts to take such actions as are reasonably requested by Buyer to facilitate the satisfaction on a timely basis of all conditions precedent within Seller’s or its Affiliate’s control to obtaining the Debt Financing, (vi) requesting its independent accountants to provide reasonable assistance to Buyer in connection with the Debt Financing, and (vii) taking all corporate or organizational action necessary to permit the consummation of any debt financing; provided, that the foregoing shall not require the adoption of any corporate resolutions or actions that would be effective prior to the Closing Date.  Notwithstanding the foregoing, neither Seller nor any of their Affiliates or Representatives (including, until the Closing, the Acquired Companies) shall be required to (A) provide such cooperation or assistance that in the good faith judgment of Seller, (1) unreasonably interferes with the ongoing business or operations of Seller and its Affiliates, including the Acquired Companies (2) cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement by Seller or the Acquired Companies, (3) be reasonably expected to cause any director, officer or employee of Seller or the Acquired Companies to incur any personal liability, or (4) cause any breach of any applicable law, (B) pay any commitment or other fee or incur any costs or expenses (that are not promptly reimbursed by Buyer) in connection with any debt financing, (C) incur any material liability or any obligation under any agreement or document in connection with any debt financing, (D) execute prior to the Closing any definitive financing documents (other than customary authorization letters) in connection with any debt financing, or (E) take any corporate or organizational action approving any debt financing which is not contingent upon the Closing or that would be effective prior to the Closing.

(b)                                 Buyer shall (i) promptly reimburse Seller and its Affiliates (including the Acquired Companies) for all reasonable, out of pocket costs and expenses incurred by them in connection with such cooperation and (ii) indemnify and hold harmless Seller, the Acquired Companies, and their respective Affiliates and Representatives from and against any and all losses, liabilities, damages, claims, costs or expenses suffered or incurred by any of them in connection with the performance of their obligations under Section 7.13(a) or otherwise in connection with the arrangement of any debt financing and any information utilized in connection therewith, except to the extent that any of the foregoing arise from the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, Seller or the Acquired Companies, as applicable.  To the extent such costs have been paid in cash by the Acquired Companies prior to the Cut-Off Time and have not been reimbursed prior to the Cut-Off Time, the amount of such reimbursable costs shall be deducted from Transaction Related Expenses, and Buyer shall be deemed to have satisfied its obligations under the preceding sentence. To the extent paid or reimbursed by Buyer, such amounts shall not be Transaction Related Expenses.

(c)                                  Seller hereby consents to the use of the Acquired Companies’ logos in connection with any debt financing so long as such logos are used in a manner that is not intended to, nor reasonably likely to, harm or disparage the Acquired Companies; and subject to the prior review by, and consent of, Seller or the Acquired Companies (such consent not to be unreasonably withheld or delayed).

(d)                                 Buyer expressly acknowledges and agrees that obtaining any debt financing, is not a condition to the Closing, and Buyer reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of such debt financing.

Section 7.14                             Opinion.  On the date hereof and on the date of entry of the Rehabilitation Court Order approving the Plan of Rehabilitation, subject to the execution by PLICMI of an acknowledgment letter in form and substance satisfactory to the Opinion Provider,

Seller shall provide a signed copy of the Opinion to PLICMI on a confidential and non-reliance basis. Seller shall cause PLICMI to execute and deliver such acknowledgement letter.

Section 7.15                             Pre-Closing Transfer. Prior to the Closing Date, Seller shall use its reasonable best efforts to cause CBLIC to transfer to PLICMI, for a purchase price of six million one hundred thousand dollars ($6,100,000), fee title (the “Pre-Closing Transfer”) to the property located at 2327 Englert Drive, Durham, North Carolina (the “Durham Property”), which Durham Property is used by the Acquired Companies as its headquarters.  In connection with such Pre-Closing Transfer and prior to the Closing Date, Seller shall cause CBLIC and PLICMI to (a) make all filings with Governmental Authorities and obtain all approvals of Governmental Authorities required therefor, (b) execute and deliver all documentation required in connection therewith, including, without limitation, a deed, a bill of sale, an assignment of leases and contracts, a certificate of non-foreign status in a form and substance that complies with Treasury Regulation Section 1.1445-2(b)(2), and such other documents and agreements as are customarily executed and delivered in connection with a transfer of real property in North Carolina (collectively, the “Transfer Documents”), (c) deliver copies of all Transfer Documents to Buyer promptly upon, but in no event more than five (5) days following, completion of the Pre-Closing Transfer and (d) in connection with the Pre-Closing Transfer, obtain, and deliver to Buyer, an owner’s policy of title insurance (the “Title Policy”) with respect to PLICMI’s interest in the Durham Property, issued by a nationally recognized title insurance company as of the date of recording of the deed to the Durham Property in favor of PLICMI.  Seller shall be responsible for the payment of all amounts due (including Taxes) in connection with the Pre-Closing Transfer, including costs associated with the preparation of all Transfer Documents, any transfer or recording taxes or fees due and payable in connection therewith, and any insurance premiums due in connection with the issuance of the Title Policy.

ARTICLE VIII
ADDITIONAL AGREEMENTS

Section 8.01                             Access to Information.  After the Closing, Buyer shall, and shall cause its Affiliates (including the Acquired Companies) to, preserve, in accordance with Buyer’s, or its applicable Affiliates’ standard document retention policies (but for not less than six (6) years from the Closing Date or such later date as may be required by applicable Law), all pre-Closing Date books and records of the Acquired Companies and the Business possessed or controlled by such Person, in each case relating to Tax matters relating exclusively to the Acquired Companies during the taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.  During such period, upon any reasonable request from Seller or any of its Affiliates, Buyer or any of its Affiliates holding such books and records shall (i) provide to Seller or its Affiliates reasonable access to such books and records during normal business hours; provided, that such access shall not unreasonably interfere with the conduct of the business of Buyer or its Affiliates holding such books and records and (ii) permit Seller or its Affiliates to make copies of such books and records. Nothing herein shall (A) require Buyer or its Affiliates to disclose any information to Seller or its Affiliates if such disclosure would jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or contravene any applicable Law, Governmental Order or any fiduciary duty (it being understood that Buyer and its Affiliates shall (x) use their reasonable best efforts to obtain, any appropriate and non-prejudicial waivers, and (y) use their reasonable best efforts to make other appropriate arrangements (including redacting information; provided, that Buyer and its Affiliates shall not be required to enter into joint defense agreements), in each case, that would enable otherwise required disclosure to Seller or its Affiliates to occur without so jeopardizing privilege or contravening such applicable Law, Governmental Order or fiduciary duty or agreement) or (B) require Buyer or its Affiliates to disclose its Tax records (except for Tax records relating exclusively to the Acquired Companies during the taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date).  Such books and records may be requested under this Section 8.01 for any reasonable business purpose, including to the extent reasonably required in connection with accounting, litigation, financial reporting, federal securities disclosure, compliance with contractual obligations of Seller or its Affiliates or other similar purpose.  Notwithstanding the foregoing, upon the expiration of such retention period, any and all such books and records may be destroyed by Buyer.

Section 8.02                             Books and Records.  On or prior to the Closing, Seller shall transfer, or cause to be transferred, to the Acquired Companies and to Buyer, (a) all books and records of the Acquired Companies and (b) all original corporate records of the Acquired Companies relating to the legal existence, ownership and corporate governance of the Acquired Companies and all Permits of the Acquired Companies, in each case, that are not otherwise possessed or controlled by the Acquired Companies.  Prior to the Closing, Seller and Buyer shall cooperate in good faith to develop and implement a plan that will result in the delivery or transfer of all other books and records of the Acquired Companies and the Business to Buyer or the Acquired Companies on or prior to the Closing.  Subject to Section 8.03(b), except as otherwise required by applicable Law, Seller and its Affiliates shall have the right to retain copies of all books and records of the Acquired Companies and the Business relating to periods ending on or prior to the Closing Date.  For six (6) years after the Closing Date, Seller shall, and shall cause its Affiliates to, upon any request from Buyer or its Representatives, provide to Buyer or its Representatives  reasonable access during normal business hours to any books and records to the extent pertaining to the Acquired Companies or the Business not transferred to Buyer on or prior to the Closing; provided, that such access shall not unreasonably interfere with the conduct of the business of Seller or its Affiliates holding such records and permit Buyer to make copies of such books and records.  Nothing herein shall (A) require Seller or its Affiliates to disclose any information to Buyer or its Affiliates if such disclosure would jeopardize any attorney-client privilege, the work product immunity or any other legal privilege or similar doctrine or contravene any applicable Law, Governmental Order or any fiduciary duty (it being understood that Seller and its Affiliates shall (x) at Buyer’s sole expense, cooperate with any requests for, and use their reasonable best efforts to obtain, any waivers, and (y) use their reasonable best efforts to make other arrangements (including redacting information or entering into joint defense agreements), in each case, that would enable otherwise required disclosure to Buyer or its Affiliates to occur without so jeopardizing privilege or contravening such applicable Law, Governmental Order or fiduciary duty or agreement) or (B) require Seller or its Affiliates to disclose its Tax records (except for Tax records relating exclusively to the Acquired Companies during the taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date).  Such books and records may be requested under this Section 8.02 for any reasonable business purpose, including to the extent reasonably required in connection with the Specified Matter, accounting, litigation, financial reporting, federal securities disclosure, compliance with contractual obligations of Buyer or its Affiliates or other similar purpose.

Section 8.03                             Confidentiality.

(a)                                 The terms of the confidentiality agreement, dated September 24, 2018 (the “Confidentiality Agreement”), between GBIG, LLC and Ares Insurance Partners, Ltd. are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate.  Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, however,  there shall be no limit on disclosure by any party (i) to such party’s Representatives who have a need to know such information, (ii) in the case of Buyer and its Affiliates, to any direct or indirect current or prospective investor or in connection with customary fundraising and related marketing or investor reporting activities or otherwise in the ordinary course of business, that are subject to obligations of confidentiality that are substantially similar as those set forth in the Confidentiality Agreement, or (iii) in connection with any debt financing by Buyer or its Affiliates contemplated hereby or by the Ancillary Agreements, to parties that are subject to obligations of confidentiality that are substantially similar as those set forth in the Confidentiality Agreement.  If for any reason the Transactions are not consummated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms (disregarding, however, any provision contained therein that provides for termination thereof upon the execution of this Agreement).

(b)                                 For a period of five (5) years after the Closing, Seller and its Affiliates shall, and shall cause their respective Representatives to, maintain in confidence any written, oral or other information relating to the Acquired Companies obtained prior to the Closing Date or obtained from Buyer or its Affiliates pursuant to Section 8.01.

(c)                                  For a period of five (5) years after the Closing, Buyer and its Affiliates (including the Acquired Companies) shall, and shall cause their respective Representatives to, maintain in confidence any written, oral or other information relating to or obtained from Seller or any of its Affiliates prior to the Closing Date, other than information to the extent relating to the Acquired Companies.

(d)                                 The requirements of Section 8.03(b) and Section 8.03(c) shall not apply to the extent that (i) any such information is or becomes generally available to the public other than (A) in the case of Buyer, as a result of disclosure by Seller, any of its Affiliates or any of their Representatives and (B) in the case of Seller, as a result of disclosure by Buyer, the Acquired Companies (after the Closing Date) or any of their respective Affiliates or Representatives, (ii) any such information is required or requested by applicable Law, Governmental Order or a Governmental Authority to be disclosed after prior notice has been given to the other parties (to the extent such prior notice is permitted to be given under applicable Law); provided, that (A) the disclosing party, to the extent reasonably requested by the other parties, shall cooperate with such other parties in seeking an appropriate order or other remedy protecting such information from disclosure, and (B) notwithstanding the foregoing, the Buyer shall have no such obligation to provide any notice or cooperation as relates to any requirement or request relating to the Specified Matter, (iii) any such information is reasonably necessary to be disclosed in connection with any Action or (iv) any such information was or becomes available to such party on a non-confidential basis and from a source (other than a party to this Agreement or any Affiliate or Representative of such party) that is not bound by a confidentiality agreement with respect to such information.  Each of the parties hereto shall instruct its Affiliates and Representatives having access to such information of such confidentiality obligations.

Section 8.04                             Insurance.

(a)                                 Except as, and solely to the extent, expressly provided in Section 8.04(b), effective at the time of the Closing, the Acquired Companies shall cease to be insured by any insurance policies of Seller or any of its Affiliates (other than the Acquired Companies).

(b)                                 With respect to events or circumstances relating to the Acquired Companies that occurred or existed prior to the Closing Date that are covered by occurrence-based third-party liability insurance policies and any workers’ compensation insurance policies that apply to current or past business premises at which the Business of the Acquired Companies operated, the Acquired Companies may make claims under such policies and programs through Seller and its Affiliates.  Buyer agrees to, or cause its Affiliates to, reimburse Seller for any reasonable out-of-pocket costs and expenses incurred by Seller or its Affiliates as a direct result of such claims, including any retroactive or prospective premium adjustments resulting from such claims and payments within any self-insured retention or deductible or similar self-insured provision (including a matching deductible program).  The Acquired Companies shall not be permitted to make any such claims if, and to the extent that, such claims are covered by insurance policies sponsored by Buyer or any of its Affiliates (including, after the Closing, the Acquired Companies).  As of the second (2nd) anniversary of the Closing Date, the Acquired Companies shall no longer have access to such occurrence-based third-party liability insurance policies of Seller and its Affiliates.

Section 8.05                             Excluded Intellectual Property.

(a)                                 Buyer is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to any Excluded Intellectual Property, and neither Buyer nor any of its Affiliates (including, after the Closing, the Acquired Companies) shall have any rights in any Excluded Intellectual Property, and neither Buyer nor any of its Affiliates (including, after the Closing, the Acquired Companies) shall contest the ownership or validity of any rights of Seller or any of its Affiliates (other than the Acquired Companies) in or to any Excluded Intellectual Property.  Buyer hereby consents to Seller causing the Acquired Companies to transfer all rights, title and interests in and to any Excluded Intellectual Property owned by the Acquired Companies to Seller or any of its Affiliates prior to the Closing, and such transfer(s) shall not constitute a breach of any term or condition of this Agreement.

(b)                                 With respect to any Trademarks included in any Excluded Intellectual Property (collectively, the “Seller Names and Marks”), except in connection with historical, tax, employment or similar references to the Business, or for purposes of prospectus and similar disclosures as are necessary and appropriate to describe the historical relationship of the Acquired Companies, and Seller and their respective Affiliates or as otherwise required by Law, following the Closing Date, Buyer and its Affiliates (including the Acquired Companies) shall cease and discontinue all uses of the Seller Names and Marks, either alone or in combination with other words and all Trademarks or Internet domain names similar to any of the foregoing or embodying any of the foregoing alone or in combination with other words.  The rights of the Acquired

Companies to the Seller Names and Marks pursuant to the terms of any existing trademark agreements shall terminate on the Closing Date.

(c)                                  Except as required to comply with the Services Agreements, promptly following the Closing Date and in any event within ninety (90) days after the Closing Date (the “Runoff Period”), Buyer and its Affiliates (including the Acquired Companies) shall re-label, destroy, delete or exhaust all materials bearing the Seller Names and Marks, including signage, advertising, promotional materials, Software, packaging, inventory, electronic materials, collateral goods, stationery, business cards, websites and other materials (except to the extent any such materials must be retained to comply with applicable Laws or document retention notices issued by any Governmental Authority), and make all filings with any office, agency or body to effect the elimination of any use of the Seller Names and Marks from the Business, to the extent required to bring Buyer and its Affiliates into compliance with this Section 8.05.  Use of the Seller Names and Marks during the Runoff Period shall (i) be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which Seller and its Affiliates used the Seller Names and Marks prior to Closing and (ii) comply with all graphic and other standards for use of the Seller Names and Marks in effect on the Closing Date or as the same may be amended by Seller following the Closing Date.  Buyer shall take all necessary action to ensure that other users of the Seller Names and Marks, whose rights terminate upon the Closing pursuant to this Section 8.05, shall cease use of the Seller Names and Marks, except as expressly authorized thereafter by Seller.  After the Closing Date, Buyer and its Affiliates (including the Acquired Companies) shall not expressly, or by implication, do business as or represent themselves as Seller or an Affiliate of Seller.

(d)                                 In the event Buyer or any Affiliate of Buyer (including any Acquired Company after the Closing) violates any of its obligations under this Section 8.05, Seller or any of its Affiliates may proceed against Buyer or its Affiliates at law or in equity for such damages or other relief as a court may deem appropriate.  A violation of this Section 8.05 will cause Seller and its Affiliates irreparable harm, which will not be adequately compensated for by money damages.  In the event of any actual or threatened violation of this Section 8.05, Seller and any of its Affiliates shall be entitled, in addition to other remedies that they may have, to a temporary restraining order and to preliminary and final injunctive relief against Buyer or such Affiliate of Buyer to prevent any violations of this Section 8.05 without the necessity of posting a bond.

Section 8.06                             D&O Liabilities.

(a)                                 From and after the Closing Date until the sixth (6th) anniversary of the Closing Date, (i) Buyer shall, and shall cause the Acquired Companies to, (A) with respect to PLICMI, not change or amend its organizational documents in any way that would limit PLICMI’s right to provide indemnification to the fullest extent permitted under applicable Law to past directors (including the Independent Directors) and officers of PLICMI as well as all directors (including the Independent Directors) and officers of PLICMI as of the Closing Date, in each case, for acts or omissions occurring at or prior to the Closing Date in their capacities as such, but in all cases excluding the Principal Seller Owner and (B) with respect to GBIG, LLC, maintain in full the indemnification obligations set forth in its organizational documents, as in effect immediately prior to the Closing, with such changes as may be required under applicable Law, with respect to all past officers and managers of GBIG, LLC as well as all officers and managers of GBIG, LLC as of the Closing Date, in each case, for acts or omissions occurring at or prior to the Closing in their capacities as such, but in all cases excluding the Principal Seller Owner, and (ii) Buyer shall cause the Acquired Companies to, indemnify and hold harmless such Persons in accordance with the relevant organizational documents. Buyer shall cause PLICMI to perform all obligations set forth in and otherwise fully comply with the terms of the Indemnification Agreements and to indemnify and hold harmless the Independent Directors in accordance with PLICMI’s organizational documents, and to the fullest extent permitted by applicable law. The Acquired Companies, as required thereby, Seller and any Person entitled to indemnification under this Section 8.06(a) shall cooperate in the defense of any litigation under this Section 8.06(a) and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be, in each case, reasonably requested in connection therewith.

(b)                                 For the six (6) year period commencing immediately after the Closing, Buyer shall, and shall cause the Acquired Companies to, maintain in effect directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Closing with respect to those Persons who are currently (and any additional Persons who at or prior to the Closing become) covered by the Acquired Companies’ directors’ and officers’ liability insurance policies on terms with respect to such coverage, and in amount, not less favorable to such individuals than those of such policies of the Acquired Companies in effect on the date of this Agreement. Any substitutions or replacements of such directors’ and officers’ liability insurance policies of the Acquired Companies at or subsequent to the Closing by Buyer or its Affiliates (including the Acquired Companies) must be, in each case, only with admitted insurers with an A. M. Best insurer financial strength rating of at least “A” or a Standard & Poor’s insurer financial strength rating of at least “AA”, and on terms with respect to such coverage at least as favorable as the coverage under the Acquired Companies’ existing directors’ and officers’ liability insurance policies (copies of which have been provided to Buyer prior to the date of this Agreement) with respect to matters occurring prior to the Closing.  Notwithstanding the foregoing, if the premium for any such directors’ and officers’ liability insurance policy exceeds $500,000 in the aggregate, Buyer may instead obtain (or cause to be obtained) such policy with the greatest coverage available for a total cost not exceeding $500,000 in the aggregate.

(c)                                  The provisions of this Section 8.06 are intended to be for the benefit of, and shall be enforceable by, all past directors (including the Independent Directors), officers and managers of each of the Acquired Companies as well as all directors (including the Independent Directors), officers and managers of each of the Acquired Companies as of the Closing Date, his or her heirs and his or her Representatives (but in all cases excluding the Principal Seller Owner) and, shall be in addition to, and not in substitution for, and shall not impair, restrict or diminish any other rights to indemnification or contribution that any such Person may have by Contract, including, without limitation, the Indemnification Agreements, under the applicable organizational documents of the Acquired Companies, under applicable Law, or otherwise.

(d)                                 For the six (6) year period commencing immediately after the Closing, in the event that Buyer and/or the Acquired Companies: (i) consolidates with or amalgamates, combines or merges into any other Person and is not the continuing or surviving Person of such consolidation, amalgamation, combination or merger; or (ii) sells, transfers, pledges or otherwise disposes of all or substantially all (measured as of its most recent available balance sheet) of its properties or assets (whether in one transaction or a series of related transactions) to one or more Persons, then, in each such case, proper provision shall be made prior to the consummation of any such transaction so that each such Person shall assume, by a written instrument entered into for the benefit of, and enforceable by, all past directors (including the Independent Directors), officers and managers (excluding the Principal Seller Owner), the obligations of Buyer and the Acquired Companies pursuant to, and in accordance with, this Section 8.06.  Neither Buyer nor the Acquired Companies shall enter into or participate in any transaction designed to evade, or with the purpose of evading, its obligations under this Section 8.06.

Section 8.07                             Non-Solicitation. For a period of eighteen (18) months from the Closing Date, Seller shall not, and shall cause its Affiliates not to, without the prior written consent of Buyer, directly or indirectly, solicit for employment, employ or hire any Company Employee.  Notwithstanding the foregoing, Seller and its Affiliates may solicit, employ or hire any Person who (a) was terminated by any of the Acquired Companies or their respective Affiliates, (b) who voluntarily left his or her employment by the Acquired Companies or their respective Affiliates more at least three (3) months prior to the first solicitation and (c) who contacts Seller or any of its Affiliates on his or her own initiative without direct solicitation or as a result of a general solicitation to the public or general advertising not directed at Company Employees.

Section 8.08                             Non-Competition.

(a)                                 Except as contemplated by the Ancillary Agreements, from the Closing until the date that is eighteen (18) months following the Closing Date (the “Non-Compete Period”), Seller shall not, and shall not permit any of its Affiliates (including Principal Seller Owner, each, a “Restricted Person”) to, engage, as a principal or jointly with others, in the business of issuing, selling, marketing, soliciting or writing policies, annuities or contracts of life insurance in the United States, whether directly or as a reinsurer utilizing a fronting or similar arrangement (“Competing Business”).  Seller shall not have any obligation under this Section 8.08 with respect to any Restricted Person from and after such time as such Restricted Person ceases to be an Affiliate of Seller or Principal Seller Owner.  A “Restricted Person” shall not include any Person (i) that purchases or receives assets, operations or a business from Seller or any of its Affiliates, if such Person is not an Affiliate of Seller after such transaction is consummated or (ii) with respect to which Seller or another Affiliate, as applicable, has contractual or legal obligations (including fiduciary duties of representatives on the board of directors or similar body of such Affiliate) as of the date of this Agreement limiting Seller’s ability to impose on such Affiliate the obligation set forth in this Section 8.08.

(b)                                 Notwithstanding anything to the contrary set forth in Section 8.08 and without implication that the following activities would otherwise be subject to the provisions of this Section 8.08, nothing in this Agreement shall preclude, prohibit or restrict Seller or any Restricted Person from engaging, or require Seller to cause any Restricted Person not to engage, in any manner in any of the following:

(i)                                     making investments in the ordinary course of business, including in a general or separate account of an insurance company, in Persons engaging in a Competing Business; provided, that each such investment is a passive investment where Seller or such Restricted Person: (A) does not have the right to designate a majority of the members of the board of directors or other governing body of such entity or to otherwise influence or direct the operation or management of any such entity, (B) is not a participant with any other Person in any group (as such term is used in Regulation 13D of the Exchange Act) with such intention or right, and (C) owns less than fifteen percent (15%) of the outstanding voting securities (including convertible securities) of such entity;

(ii)                                  selling any of its assets or businesses (including interests therein or portions thereof) to a Person engaged in lines of business that compete with the Business as conducted as of the date of this Agreement;

(iii)                               managing or Controlling investment funds that make investments in Persons engaging in a Competing Business, so long as such investments are in the ordinary course of business and do not involve Control of a Competing Business;

(iv)                              providing investment management or similar services to any Person;

(v)                                 providing reinsurance to any Person engaging in a Competing Business, so long as Seller and the Restricted Persons are not engaged in the marketing, production or administration of such reinsured business;

(vi)                              engaging in any activity that does not constitute the business of issuing, selling, marketing, soliciting or writing insurance or reinsurance in the applicable jurisdiction under applicable Law;

(vii)                           acquiring (and thereafter, owning and operating) any Person or business that derived less than twenty-five percent (25%) of its net operating revenue on a consolidated basis for its most recent fiscal year from a Competing Business;

(viii)                        acquiring (whether by way of merger or stock or asset acquisition or otherwise), directly or indirectly, any Person or business (an “Acquired Business”) where such Acquired Business derived twenty-five percent (25%) or more of its net operating revenue on a consolidated basis for its most recent fiscal year from a Competing Business; provided, that Seller shall either (A) use reasonable best efforts to, or shall cause the relevant Restricted Person to use reasonable best efforts to, sell, spin off or otherwise divest itself (or enter into an agreement to sell, spin off or otherwise divest itself) of the portion of the division, unit or Person related to such Acquired Business that engages in the Competing Business within thirty-six (36) months of the closing of the acquisition of such Acquired Business; or (B) modify, or cause the relevant Restricted Person to modify, such Acquired Business such that such Acquired Business derives less than fifty percent (50%) of its net operating revenue on a consolidated basis from a Competing Business; or

(ix)                              engaging in the activities set forth in Schedule 8.08(b).

Section 8.09                             Exclusivity.  From and after the date of this Agreement, Seller shall not, and shall cause its Affiliates and its and its Affiliates’ respective Representatives not to, directly or indirectly,

(a)                                 solicit, initiate, encourage, respond to or facilitate any inquiry, indication of interest, proposal or offer from any Person other than Buyer or its Representatives (an “Alternate Bidder”) relating to or in connection with a proposal or offer for, or inquiry in connection with, a merger, consolidation, recapitalization, reorganization, liquidation or other direct or indirect business combination, bulk reinsurance, business combination, sale or transfer of properties or assets or sale of any Capital Stock (including by way of a tender or exchange offer), or similar transaction involving the Acquired Companies or any part of the Business, whenever conducted (in each case, other than as permitted under Section 7.01 or in connection with the acquisition, disposition or custody of Investment Assets in the ordinary course of business, an “Acquisition Proposal”);

(b)                                 participate in or attend any discussions or negotiations or enter into any agreement, arrangement or understanding, whether or not legally binding, with, or provide or confirm any information to, any Alternate Bidder relating to or in connection with any Acquisition Proposal by such Alternate Bidder; or

(c)                                  accept any proposal or offer from any Alternate Bidder relating to a possible Acquisition Proposal or otherwise commit to, or enter into or consummate any transaction contemplated by any Acquisition Proposal with any Alternate Bidder.

If Seller or any of its Affiliates or any of its or its Affiliates’ respective Representatives receives an Acquisition Proposal, Seller shall promptly notify Buyer of such inquiry, proposal or offer and provide a copy thereof (if in written or electronic form) or, if in oral form, a written summary of the terms and conditions thereof, including the names of the interested parties and any other written communications received from such Person with respect to such inquiry, proposal or offer. In the event of an Acquisition Proposal, Seller shall, and shall cause its Affiliates to, use reasonable best efforts to oppose and prevent such Acquisition Proposal in the Rehabilitation and before the Rehabilitation Court and shall use reasonable best efforts to cause the Rehabilitator and the Rehabilitation Court not to solicit, initiate, encourage, respond to, facilitate, participate in, negotiate or accept such Acquisition Proposal, and to decline such Acquisition Proposal in the Rehabilitation.

Section 8.10                             Further Action.

(a)                                 Subject to Section 7.03, Seller and Buyer (i) shall execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and the Ancillary Agreements and give effect to the Transactions, (ii) shall refrain from taking any actions that would reasonably be expected to impair, delay or impede the Closing and (iii) without limiting the foregoing, shall use their respective reasonable best efforts to cause all the conditions to the obligations of the other parties to consummate the Transactions to be met as soon as reasonably practicable.

(b)                                 Seller and Buyer shall keep each other reasonably apprised of the status of the matters relating to the completion of the Transactions, including with respect to the satisfaction of the conditions set forth in Article XI; provided that Buyer shall have no such obligation as relates to the Specified Matter.  From time to time following the Closing, Seller and Buyer shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the Transactions as may be reasonably requested by the other parties.

Section 8.11                             Buyer Affiliate Reinsurance Agreement.  Neither Buyer nor any of its Affiliates shall enter into, or cause PLICMI to enter into, the Buyer Affiliate Reinsurance Agreement until the second Business Day following the Closing Date.

Section 8.12                             License Withdrawal.  Between the date hereof and the Closing, Seller shall amend its corporate instruments to remove any Permits issued by the Barbados Financial Services Commission and held by Seller and take all action required so as not to hold any such Permit at Closing or be subject to regulation by the Barbados Financial Services Commission.

ARTICLE IX
EMPLOYEE MATTERS

Section 9.01                             Terms and Conditions of Employment.  As to each Company Employee, until the end of the fiscal year in which the Closing Date occurs, while each  Company Employee remains employed (the “Covered Period”), Buyer shall  provide, or cause an Acquired Company to provide such Company Employee with base salary or wage rates and a target annual cash incentive compensation opportunity that, in the aggregate, are substantially comparable (including with respect to the applicable terms thereof) to those in effect for such Company Employee immediately prior to the Closing Date.  For a period of at least twelve (12) months from and after the Closing Date, Buyer shall use commercially reasonably efforts to provide, or cause an Acquired Company to provide employee benefits (excluding flexible spending account benefits,  severance pay, termination benefits, and equity, retention, incentive  and other cash compensation) to Company Employees that are substantially comparable, in the aggregate, (both as to levels of coverage and the cost to the Company Employees of such coverage) to those in effect for such Company Employees immediately prior to the Closing Date. Buyer shall provide, or shall cause an Acquired Company or other Affiliates to provide, severance pay and termination benefits to any Company Employee to whom notice of termination of employment is provided by the Acquired Company during the Covered Period on terms and in amounts no less favorable than those applicable to such Company Employee immediately prior to the Closing pursuant to a Company Benefit Plan but if none, then the severance pay and termination benefits listed in Section 9.01 of the Seller Disclosure Schedule (and, for this purpose, including all post-Closing service in the severance formula thereunder in addition to all pre-Closing service as required by Section 9.03).

Section 9.02                             Adoption of Benefit Plans.  The Acquired Companies shall establish group medical, dental, vision, life insurance, short term disability and long term disability plans that are substantially comparable to those in effect for Company Employees immediately prior to the Closing Date, with such plans to be effective as of the Closing Date.

Section 9.03                             Credit for Service. On and after the Closing Date, Buyer shall provide, or cause to be provided, to each Company Employee under each Employee Benefit Plan maintained or contributed to by Buyer or any Affiliate of Buyer (including, after the Closing Date, the Acquired Companies) and in which such Company Employee commences to participate after Closing (collectively, the “Buyer Benefit Plans”) credit for purposes of eligibility to participate and vesting, and for purposes of benefit accrual, solely for purposes of vacation programs and severance programs, for full and partial years of service with Seller or any of its Affiliates (including the Acquired Companies and any of their predecessors) performed at any time prior to the Closing Date to the extent such service was taken into account under the analogous Company Benefit Plan in which the Company Employee participated immediately prior to the Closing Date; provided, that no such prior service shall be taken into account to the extent it would result in the duplication of benefits.

Section 9.04                             Preexisting Conditions, Exclusions and Waiting Periods; Deductibles.  Buyer and its Affiliates (including, after the Closing Date, the Acquired Companies) shall use commercially reasonable efforts to: (a) waive or cause to be waived all limitations as to preexisting conditions, exclusions and waiting periods or required physical examinations with respect to participation and coverage requirements applicable to Company Employees and their eligible dependents under any Buyer Benefit Plans; and (b) provide each Company Employee with credit for any co-payments and deductibles paid by such Company Employee and his or her respective dependents prior to the date of commencement of participation in Buyer Benefit Plan and in the same plan year as that in which such commencement of participation occurs for purposes of satisfying any applicable deductible or out-of-pocket requirements under the analogous Buyer Benefit Plan for the reminder of the plan year of the analogous Buyer Benefit Plan.

Section 9.05                             No Modification.  The provisions of this Article IX are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to (a) establish, amend or modify for any purposes any Employee Benefit Plan or other compensation and benefits plans maintained for or provided to Company Employees or any other Persons prior to or following the Closing Date, (b) alter or limit the ability of any party hereto or any of their respective Affiliates to amend, modify or terminate any Employee Benefit Plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (c) confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or any current or former employees, directors, or independent contractors of the Acquired Companies, Seller or any of their Affiliates, or on or after the Closing, Buyer, the Acquired Companies or any of their post-Closing Affiliates), other than the parties hereto, any legal or equitable or other rights or remedies with respect to the matters provided for in this Article IX under or by reason of any provision of this Agreement.

Section 9.06                             Section 280G Approval.  Prior to the Closing Date, Seller shall use commercially reasonable efforts to obtain valid waivers (collectively, the “Parachute Payment Waivers”) from any “disqualified individual” (within the meaning of Section 280G of the Code) who is entitled to any payments and/or benefits that, separately or in the aggregate, could reasonably constitute “parachute payments,” within the meaning of Section 280G(b)(2) of the Code (“Section 280G Payments”), and shall submit to its shareholders for approval to the extent and in the manner required by Section 280G(b)(5)(B) of the Code all or a portion of such payments and/or benefits (the “Shareholder Approval”), such that no remaining payments and/or benefits will be deemed to be “parachute payments,” within the meaning of Section 280G of the Code, in each case, if such Parachute Payment Waivers and Shareholder Approval are obtained.  Seller shall, prior to distributing the Parachute Payment Waivers and prior to distributing to stockholders copies of the relevant documents prepared by Seller in connection with this Section 9.06, including the parachute payment calculations prepared by Seller and/or its advisors, provide Buyer with reasonable opportunity to review and comment on all such materials and shall consider Buyer’s comments in good faith.

Section 9.07                             Transition Services.  Upon the terms and subject to all of the conditions contained herein, Seller shall provide or cause to be provided (directly or by an Affiliate of Seller or a third party) to the Acquired Companies the transition services listed on Exhibit L attached hereto (the “Transition Services”) for the period of time shown on Exhibit L under the column entitled “Service Period” (the “Service Period”), unless such Transition Service is earlier terminated in accordance with the terms and conditions hereof. The Acquired Companies shall pay the service charges set forth on Exhibit L in respect of the Transition Services provided to them therein, and the Acquired Companies shall have no further liability except as provided in Exhibit L. Seller shall issue invoices containing a summary description of the amounts owed pursuant to this Section 9.07, containing appropriate supporting written information and itemized in reasonable detail, on a monthly basis to the Acquired Companies. Seller’s obligations under this Section 9.07 shall commence on the Closing Date and shall expire upon the last date of the final Service Period in accordance with the terms hereof, unless earlier terminated by Buyer upon thirty (30) days’ written notice to Seller.

Section 9.08                             Employment Actions.  Prior to the Closing, (i) Seller shall take, or shall cause to be taken, all actions listed on Exhibit J, and (ii) the parties hereto shall promptly exert commercially reasonable efforts to do or cause to be done, and to provide reasonable assistance and cooperation to the other parties in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise (including providing to the Rehabilitator information, materials, and documents as may be reasonably necessary or supportive; supporting and cooperating with one another; and advocating in favor in order) to obtain and receive the Rehabilitator’s authorization,  approval, clearance, consent, adoption, execution and performance of the agreements listed in Sections 8, 9, 10, 11 and 12 of Exhibit J; provided, that the parties shall not be required to compromise any right, asset or benefit, or to expend any amount (other than reasonable attorneys’ fees and costs) or incur any Liabilities, or commence or participate in any Action, or provide any other consideration in connection with such efforts.  If the employment of any individual whose Executive Retention Letter Agreement (as defined in Exhibit J) is voided in accordance with Item 7 of Exhibit J is terminated by or in the name of GBIG, LLC without Cause (as set forth in Item 8 of Exhibit J) prior to Closing, then Buyer will pay to Seller the severance payments and severance benefits (including the employer portion of any applicable payroll Taxes) that are payable prior to Closing in accordance with, and subject to, the terms of the replacement severance arrangement described in Item 8 of Exhibit J (the “Pre-Closing Severance Payments”), and Seller will cause to be paid to such individual the severance payments and severance benefits (subject to applicable withholding).  Seller shall issue invoices containing a summary description of the amounts owed by Buyer pursuant to this Section 9.08, itemized in reasonable detail, on a monthly basis to Buyer.

ARTICLE X
TAX MATTERS

Section 10.01                      Liability for Taxes.

(a)                                 After the Closing and subject to the other provisions of Article XIII and Section 14.01, Seller shall be liable for and pay, and shall indemnify and hold harmless Buyer Indemnified Parties from and against, and pay and reimburse Buyer Indemnified Parties for, all Losses that any Buyer Indemnified Party at any time suffers or incurs, or to which any Buyer Indemnified Party otherwise becomes subject to, as a result of or in connection with, without duplication, (i) all Taxes imposed on any of the Acquired Companies  pursuant to Treas. Reg. § 1.1502-6 or similar provision of state or local law solely as a result of an Acquired Company having been a member of a Consolidated Tax Group prior to the Closing Date (including, for the avoidance of doubt, any liability of the Acquired Companies for Taxes pursuant to Section 965(a) of the Code determined without regard to whether the due date for the payment of such Taxes (or portion thereof) is prior to, on or after the Closing Date), (ii) any Taxes of any Person imposed on the Acquired Companies arising under the principles of transferee or successor liability or by a Contract the primary subject matter of which is Taxes, relating to an event or transaction occurring before the Closing Date, (iii) Taxes imposed on any of the Acquired Companies for any taxable year or period that ends on or before the Accounts Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Accounts Date (including, for the avoidance of doubt, any liability for Taxes pursuant to Section 965(a) of the Code determined without regard to whether the due date for the payment of such Taxes (or portion thereof) is prior to, on or after the Closing Date), (iv) Taxes in excess of the Lockbox Tax Liability calculated with respect to the Acquired Companies for any Post-Accounts Date Taxable Period (or portion thereof) ending on or before the Closing Date, and with respect to any Straddle Period, the portion of such Straddle Period beginning on the day after the Accounts Date and ending on and including the earlier of (x) the last day of such Straddle Period and (y) the Closing Date, and (v) Taxes resulting from the Seller Conversion Event (other than Taxes arising as a result of the inability to make a Section 338(h)(10) Election as a result of a Seller Conversion Event, which shall be an Excluded Tax); provided, however, that Seller shall not be liable for or pay, and shall not indemnify Buyer Indemnified Parties from and against (A) any Taxes taken into account as a liability in calculating Expense Overruns, (B) any Taxes imposed on any Acquired Company as a result of transactions (other than the Seller Conversion Event) occurring after the Closing on the Closing Date that are properly allocable (based on, among other relevant factors, factors set forth in Treas. Reg. § 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing, (C) any Taxes to the extent shown as a liability on the PLICMI Statutory Statements prepared as of December 31, 2018, or the GAAP Financial Statements prepared as of December 31, 2018, and (D) any 338 Increased Tax Liability, as defined in Section 10.08 (Taxes described in this proviso, hereinafter “Excluded Taxes”).  Buyer and Seller agree that, with respect to any transaction described in clause (B) of the preceding sentence, Buyer, the Acquired Companies, and all Persons related to the Acquired Companies under Section 267(b) of the Code immediately after the Closing shall treat such transactions for all federal income Tax purposes (in accordance with Treas. Reg. §1.1502-76(b)(1)(ii)(B)) and (to the extent permitted) for other income Tax purposes, as occurring at the beginning of the day following the Closing Date.  Seller shall be entitled to any refund of (or credit or offset of Taxes claimed in lieu of cash Tax refunds) Taxes (net of any cost, expenses or Taxes in connection with such refund) allocable to any taxable year or period that ends on or before the Accounts Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Accounts Date.  If any amount paid pursuant to the preceding sentence shall subsequently be challenged successfully by any Tax Authority, Seller shall repay Buyer or an Acquired Company, as applicable, such amount, together with any interest imposed thereon and any reasonable out-of-pocket costs incurred by Buyer or the Acquired Company, as applicable, with respect to such challenge.  Upon request by Seller in writing, Buyer shall, and shall cause its Affiliates to, take such steps as may be reasonably available to secure any such refund or credit, including through the filing of amended Tax Returns.  Upon a request by Seller in writing, Buyer shall inform Seller shortly after the end of a relevant calendar year as to whether any such refund or credit is, or with the taking of action would be, available.

(b)                                 Buyer shall, without duplication of amounts paid by the Acquired Companies under Section 10.06(b) or otherwise, be liable for and pay (i) Taxes in an amount equal to the Lockbox Tax Liability of the Acquired Companies for any Post-Accounts Date Taxable Period (or portion thereof) ending on or before the Closing Date, and with respect to any Straddle Period, the portion of such Straddle Period beginning on the day after the Accounts Date and ending on and including the earlier of (x) the last day of such Straddle Period and (y) the Closing Date, (ii) all Taxes imposed on any Acquired Company for any taxable year or period (or portion thereof) that begins after the Closing Date and (iii) Excluded Taxes.

(c)                                  For purposes of paragraphs (a) and (b) of this Section, whenever it is necessary to determine the liability for Taxes of any of the Acquired Companies  for a Straddle Period or a taxable period that includes but does not end on the Closing Date, the determination of the Taxes of the Acquired Companies for the portion of such Straddle Period that ends on the Accounts Date or the portion of such taxable period that ends on the Closing Date (as applicable), and the portion of a Straddle Period that begins after the Accounts Date or the portion of such taxable period beginning after the Closing Date (as applicable), shall be made by assuming that such taxable period or Straddle Period (as applicable) consisted of two taxable years or periods, one which ended at the close of the Accounts Date or the Closing Date (as applicable) and the other which began at the beginning of the day following the Accounts Date or the Closing Date (as applicable), and items of income, gain, deduction, loss or credit of any such Acquired Company for such taxable period or Straddle Period (as applicable) shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of any such Acquired Company were closed at the close of the Accounts Date or the Closing Date (as applicable); provided, however, that (i) transactions occurring on the Closing Date that are properly allocable (based on, among other relevant factors, factors set forth in Treas. Reg. § 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing shall be allocated to the taxable year or period that is deemed to begin at the beginning of the day following the Closing Date, and (ii) exemptions, allowances or deductions that are calculated on an annual basis, such as property Taxes and depreciation deductions, shall be apportioned between such two taxable years or periods on a daily basis.  Notwithstanding the foregoing, if the Transactions result in the reassessment of the value of any property owned by any of the Acquired Companies for property or similar Tax purposes, or the imposition of any property or similar Taxes at a rate which is different than the rate that would have been imposed if such transactions had not occurred, then (A) the portion of such property or similar Taxes for the portion of such taxable period or Straddle Period (as applicable) ending on and including the Accounts Date or the Closing Date (as applicable) shall be determined on a daily basis, using the assessed value and Tax rate that would have applied had such transactions not occurred, and (B) the portion of such property or similar Taxes for the portion of such taxable period or Straddle Period beginning after the Accounts Date or the Closing Date (as applicable) shall be the total property or similar Taxes for such taxable period or the Straddle Period (as applicable) minus the amount described in clause (A) of this sentence.

Section 10.02                      Tax Returns.

(a)                                 Seller shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) and shall remit or cause to be remitted to the relevant Tax Authority all Taxes shown as due on (i) all Tax Returns that are required to be filed by or with respect to the Acquired Companies on a combined, consolidated or unitary basis with Seller or any Affiliate thereof (other than any Acquired Company), (ii) all other income Tax Returns that are required to be filed by or with respect to any Acquired Company  for taxable years or periods ending on or before the Closing Date and (iii) all other Tax Returns that are required to be filed by or with respect to any Acquired Company (taking into account all extensions properly obtained) on or prior to the Closing Date (the Tax Returns described in Section 10.02(a)(i) — (iii), “Seller Returns”).  Seller Returns shall be filed in a manner consistent with past practice (to the extent in compliance with applicable Law) and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in preparing and filing similar Tax Returns (unless otherwise required by applicable Law or this Agreement); provided, that this sentence shall apply to Seller Returns described in clause (i) only to the extent prepared with respect to an Acquired Company.  Seller shall permit Buyer to review and comment on each such Seller Return described in clause (ii) or (iii) of the definition thereof and shall not file any such Seller Return without Buyer’s consent, which shall not be unreasonably withheld or delayed. Buyer shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) and shall remit or cause to be remitted to the relevant Tax Authority all Taxes shown as due on all other Tax Returns that are required to be filed by or with respect to Acquired Companies after the Closing Date (“Buyer Returns”).  Any Buyer Return that relates to any taxable year or period beginning before the Closing Date shall be filed in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in preparing and filing similar Tax Returns (unless otherwise required by applicable Law or this Agreement).  Buyer shall permit Seller to review and comment on each such Buyer Return that relates to a taxable year or period beginning before the Closing Date and shall not file any such Buyer Return without Seller’s written consent, which shall not be unreasonably withheld or delayed.  Seller shall remit to Buyer no later than ten (10) days before the date on which such Taxes are due an amount equal to the Taxes shown on any Buyer Return for which Seller is liable under Section 10.01(a).

(b)                                 At the request of Buyer, Seller shall make a timely and valid election (in a form reasonably acceptable to Buyer) under Treas. Reg. §1.1502-36(d)(6) to reduce Seller’s adjusted Tax basis in the Shares to the extent necessary to prevent any reduction of Tax Attributes of either Acquired Company.  Seller will not make an election to reattribute to Seller or any of its Affiliates any Tax Attributes of any Acquired Company pursuant to Treasury Regulation Section 1.1502-36(d)(6)(i)(B) or (C).

(c)                                  Within thirty (30) days after filing of the federal consolidated income Tax Return that includes Seller with respect to taxable years beginning after the Accounts Date and prior to the Closing Date, Seller shall prepare and deliver to Buyer a pro forma copy of such Tax Return prepared solely with respect to the Acquired Companies that illustrates the calculation of the Lockbox Tax Liability in respect of federal income Taxes for the period covered by such Tax Return.  Such pro forma Tax Return shall be prepared in a manner consistent with past practices of Seller, its Affiliates and the Acquired Companies, other than with respect to the calculation of the Lockbox Tax Liability.  Buyer and Seller shall negotiate in good faith to resolve any disagreements with respect to such pro forma Tax Return.

(d)                                 The parties acknowledge and agree that (i) Seller may elect to undertake a Seller Conversion Event, (ii) the consolidated group of which Seller is the common parent will terminate if Seller undertakes a Seller Conversion Event and that (iii) the federal income Tax year of the Acquired Companies will end as of the effective date of the Seller Conversion Event and a new Tax year will begin on the day after the effective date of the Seller Conversion Event.  If Seller elects to undertake a Seller Conversion Event, Seller shall provide Buyer with prompt notice of such election.  With respect to the preparation of any Seller Tax Returns filed with respect to a taxable year or period that begins after a Seller Conversion Event (a “Post-Conversion Seller Return”), Seller shall consult with Buyer prior to preparing such Tax Return, and the parties shall reasonably cooperate to resolve any resulting disputes. Seller shall permit Buyer to review and comment on each such Post-Conversion Seller Return and shall not file any such Post-Conversion Seller Return without Buyer’s consent, which shall not be unreasonably withheld, conditioned or delayed. The Acquired Companies shall remit any Tax required to be paid with respect to a Post-Conversion Seller Return, without any limitation on the liability of Seller or Buyer under Section 10.01(a) or 10.01(b), as the case may be, for such Taxes.

Section 10.03                      Contest Provisions.

(a)                                 Buyer shall promptly notify Seller in writing upon receipt by Buyer, any of its Affiliates or, after the Closing Date, any of the Acquired Companies of notice of any pending or threatened federal, state, local or foreign Tax audits, assessments, or proceedings (a “Tax Action”) relating to any taxable period ending on or before the Closing Date or any taxable period that includes but does not end on the Closing Date or relating to a Tax for which Seller may be liable pursuant to this Agreement; provided that the failure to provide such notice shall not release Seller from any of its obligations under this Article X, except to the extent Seller is actually materially prejudiced by such.

(b)                                 Seller shall have the sole right to represent interests of any of the Acquired Companies in any Tax Action relating to a taxable period ending on or before the Closing Date (such proceeding, a “Seller Proceeding”), and to employ counsel of Seller’s choice at Seller’s expense; provided, however, that (i) Seller shall reasonably consult with Buyer and keep Buyer reasonably informed regarding the progress and any potential compromise or settlement of each Seller Proceeding, (ii) Buyer and its Representatives shall be permitted, at Buyer’s expense, to be present at, and participate in, any Seller Proceeding, and (iii) Seller shall not settle or compromise any such Seller Proceeding  without Buyer’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).  Neither Buyer nor any Affiliate of Buyer shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which could adversely affect the liability for Taxes relating to any taxable period ending on or before the Closing Date or to any taxable period that includes but does not end on the Closing Date or relating to a Tax for which Seller would be liable pursuant to this Agreement without the prior written consent of Seller, which shall not be unreasonably withheld, delayed, or conditioned.

(c)                                  Notwithstanding anything to the contrary in this Agreement, in the case of any potential Loss for which Seller is obligated to indemnify Buyer or any Buyer Indemnified Party pursuant to this Agreement arising out of or resulting from (A) a failure of any Insurance Contract to comply with the statutes, Treasury Regulations and administrative guidance referred to in Section 5.21, (B) any failure of the computer programs, as operated by the Acquired Companies, in combination with the systems, processes and procedures (including manual workarounds) employed by the Acquired Companies, to maintain the United States federal income tax treatment of the Insurance Contracts in accordance with applicable provisions of the Code (as represented and warranted in Section 5.21(d)) or (C) any failure of the Acquired Companies to comply with the requirements referred to in Section 5.21(c), Buyer shall have the right to control the resolution of such potential Loss, including control of all corrective measures undertaken to remediate such failure (including obtaining remediation or other corrective relief from any Tax Authority or remediating any failure of the computer programs, as operated by the Acquired Companies, in combination with the systems, processes and procedures (including manual workarounds) employed by the Acquired Companies, to maintain the United States federal income tax treatment of the Insurance Contracts in accordance with applicable provisions of the Code).  To the extent that such corrective measures include obtaining remediation or other relief from a Tax Authority or any other proceeding, Seller may participate in all discussions or proceedings with such Tax Authority or in such other proceeding at its own expense, and Buyer shall not implement any such corrective measures (including the settlement or compromise of any proceeding) without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)                                 Buyer shall have the sole right to represent interests of any of the Acquired Companies in any Tax Action other than Seller Proceedings, and to employ counsel of Buyer’s choice at Buyer’s expense; provided however, that with respect to any such proceeding which would be reasonably expected to result in an indemnification obligation by Seller under this Agreement: (i) Buyer shall reasonably consult with Seller and keep Seller reasonably informed regarding the progress and any potential compromise or settlement of each such proceeding, (ii) Seller and its Representatives shall be permitted, at Seller’s expense, to be present at, and participate in, any such proceeding, and (iii) Buyer shall not settle or compromise any such proceeding without Seller’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

Section 10.04                      Assistance and Cooperation.  After the Closing Date, each of Seller and Buyer shall (and shall cause their respective Affiliates to):

(a)                                 timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in this Article X (relating to sales, transfer and similar Taxes);

(b)                                 reasonably assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with this Article X, and in connection therewith, provide the other party with any necessary powers of attorney;

(c)                                  reasonably cooperate in preparing for and defending any audits of, or disputes with Tax Authority regarding, any Tax Returns of any of the Acquired Companies;

(d)                                 make available to the other and to any Tax Authority as reasonably requested all information, records, and documents relating to Taxes of any of the Acquired Companies; and

(e)                                  furnish the other with copies of all correspondence received from any Tax Authority in connection with any Tax audit or information request.

Section 10.05                      Transfer Taxes.  Notwithstanding anything herein to the contrary, and except as provided in Section 7.15, Buyer and Seller shall each pay fifty percent (50%) of any real property transfer Tax, transfer Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax and fee (including any penalties and interest) imposed on the Transactions (such Taxes, “Transfer Taxes”).

Section 10.06                      Tax Sharing Agreements.

(a)                                 Notwithstanding anything to the contrary contained herein, Seller shall, and shall cause its Affiliates (including the Acquired Companies) to, take such actions as may be necessary to terminate all Tax sharing agreements, Tax allocation, and similar Contracts (including the Seller Tax Allocation Agreement) between the Acquired Companies, on the one hand, and Seller or any Affiliate of Seller (other than the Acquired Companies), on the other hand, and neither Seller nor its Affiliates shall have any continuing obligation to the Acquired Companies  (or vice versa) under such agreements after the date hereof.

(b)                                 Notwithstanding anything to the contrary contained herein, and notwithstanding the termination of the Seller Tax Allocation Agreement, as of the date hereof, each of Seller and the Acquired Companies shall make such payments as would have been required with respect to any period from the Accounts Date to and including earlier of the Closing Date or the date of a Seller Conversion Event with respect to the Acquired Companies as if the terms of the Seller Tax Allocation Agreement were continued in accordance with past practice except that:

(i)                                     GBIG, LLC will be treated as an association taxable as a corporation for federal income Tax purposes;

(ii)                                  with respect to the federal taxable year of the Acquired Companies ending on December 31, 2018, Seller and the Acquired Companies have made or will make the payments set forth on Section 10.06(b)(ii) of the Seller Disclosure Schedule after the Accounts Date;

(iii)                               with respect to taxable years or periods beginning after the Accounts Date, payments in respect of federal income Taxes shall be determined in accordance with the definition of Lockbox Tax Liability;

(iv)                              any payments required to be made by an Acquired Company shall be made without reduction for any payment required to be made to such Acquired Company, it being understood that such Acquired Company shall also receive the payment that is required to be made to such Acquired Company;

(v)                                 payment shall be made to an Acquired Company by Seller or its Affiliates (other than the Acquired Companies) only in the event that a deduction, loss or credit attributable to such Acquired Company and arising in a Post-Accounts Date Taxable Period is actually used by a member of the Seller’s Group (other than the Acquired Companies), and then only to the extent of Tax actually saved; and

(vi)                              following the finalization of any pro forma Tax Return pursuant to Section 10.02(c), Seller or the Acquired Companies, as the case may be, taking into account payments listed on Section 10.06(b)(ii) of the Seller Disclosure Schedule as appropriate, shall pay such amounts so that the total amount paid with respect to the taxable year or period covered by such Tax Return pursuant to this Section 10.06 is consistent with the calculations set forth on such pro forma Tax Return and the related calculation of Lockbox Tax Liability.

(vii)                           Section 10.06(b)(vii) of the Seller Disclosure Schedule sets forth Seller’s good faith calculations of the payments to be made under this Section 10.06(b) (other than following the finalization of the pro forma Tax Return pursuant to Section 10.02(c)).

Section 10.07                      Survival.  Notwithstanding anything in this Agreement to the contrary, the provisions of Section 5.20, Section 5.21, and this Article X shall survive for the full period of all applicable statutes of limitation (giving effect to any waiver or extension thereof) plus sixty (60) days.

Section 10.08                      Section 338(h)(10) Election.

(a)                                 At Buyer’s option, but only if permitted by Law, PLICMI and Seller shall join with Buyer in making a timely election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and foreign Law) with respect to the purchase and sale of the Shares hereunder (collectively, a “Section 338(h)(10) Election”). Seller shall cooperate fully in making the Section 338(h)(10) Election, including executing and filing all required IRS Forms 8023 and all other forms, returns, elections, schedules and documents required to effect the Section 338(h)(10) Election.  Seller and Buyer will file all federal, state, local and foreign Tax Returns and any documents required to effect the Section 338(h)(10) Election in accordance with the Section 338(h)(10) Election.  Subject to Section 10.08(b), Seller and Buyer will not take, or cause or permit to be taken, any action in connection with the filing of any Tax Return on behalf of PLICMI, Seller, Buyer or their Affiliates which would be inconsistent with the Section 338(h)(10) Election.  If Seller incurs an increased Tax liability or cost resulting from the Section 338(h)(10) Election as compared to such Tax liability or costs that Seller would have incurred if the Section 338(h)(10) Election was not made (the “338 Increased Tax Liability”), Buyer shall reimburse Seller for such 338 Increased Tax Liability. Within thirty (30) days following receipt of Buyer’s written notification of Buyer’s decision to make a Section 338(h)(10) Election, Seller will deliver to Buyer a calculation of the 338 Increased Tax Liability, if any, that would result to Seller if Buyer were to make a Section 338(h)(10) Election, along with any information reasonably necessary for Buyer to review such calculations, including any information reasonably requested by Buyer to review such calculations; provided that the failure to provide such calculation shall not release Buyer from any of its indemnity obligations for the 338 Increased Tax Liability, except to the extent Buyer is actually materially prejudiced by such.  If the Buyer and Seller cannot agree on the 338 Increased Tax Liability, the parties shall submit such calculations to the Independent Accounting Firm for prompt resolution.  The fees, costs and expenses of the Independent Accounting Firm shall be borne 50% by Buyer and 50% by Seller.

(b)                                 The parties acknowledge and agree that if Seller elects to cause a Seller Conversion Event, no Section 338(h)(10) Election will be permitted to be made with respect to the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, Seller shall have no liability for any increased Tax cost, or loss of Tax benefit experienced by the Buyer Indemnified Parties or any of their Affiliates after the Closing Date (including the Acquired Companies after the Closing Date) as a result of the inability to make a Section 338(h)(10) Election as a result of a Seller Conversion Event.

ARTICLE XI
CONDITIONS TO CLOSING AND RELATED MATTERS

Section 11.01                      Conditions to Obligations of Seller.  The obligation of Seller to consummate the Transactions shall be subject to the fulfillment or waiver by Seller, at or prior to the Closing, of each of the following conditions:

(a)                                 Representations and Warranties; Covenants.  (i) The Fundamental Representations of Buyer shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on the Closing Date (other than any representation or warranty expressly made as of another date, which representation or warranty shall have been true and correct as of such date), (ii) the other representations and warranties of Buyer contained in Article VI shall be true and correct (without giving effect to any limitations as to materiality or Buyer Material Adverse Effect set forth therein) as of the date hereof and as of the Closing Date as if made on the Closing Date (other than any representation or warranty expressly made as of another date, which representation or warranty shall have been true and correct as of such date), except where the failure of such representations and warranties, individually or in the aggregate, to be true and correct has not had a Buyer Material Adverse Effect, (iii) each covenant contained in this Agreement to be complied with by Buyer at or before the Closing shall have been complied with in all material respects and (iv) Seller shall have received a certificate of Buyer dated as of the Closing Date to such effect signed by a duly authorized executive officer of Buyer.

(b)                                 Approvals of Governmental Authorities.  The Governmental Approvals listed in Schedule 11.01(b) shall have been received (or any waiting period shall have expired or shall have been terminated) and shall be in full force and effect.

(c)                                  No Governmental Order.  There shall be no Law or Governmental Order in existence that prohibits the consummation of the Transactions, including any Governmental Order of the Rehabilitation Court finally disapproving the Plan of Rehabilitation and the Rehabilitation Order, and no Action by any Governmental Authority seeking the imposition of any such Law or Governmental Order shall be pending.

(d)                                 Ancillary Agreements.  Buyer (or its Affiliates, as applicable) shall have delivered or caused to be delivered (or at Closing shall deliver) to Seller a duly executed copy of each Ancillary Agreement to which Buyer or any of its applicable Affiliates is a party (other than the Buyer Affiliate Reinsurance Agreement).

(e)                                  Rehabilitation Order.  The Plan of Rehabilitation and the Rehabilitation Order shall have been entered and approved by the Rehabilitator, and, in the case of the Rehabilitation Order, the Rehabilitation Court shall confirm and approve the plan of Rehabilitation, and the Rehabilitation Order shall be a Final Order.

(f)                                   Rehabilitation Court Confirmation and Approval Order.  The Rehabilitation Court Confirmation and Approval Order shall have been finally entered and approved by the Rehabilitation Court, and the Rehabilitation Court Confirmation and Approval Order shall be a Final Order.

Section 11.02                      Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the Transactions shall be subject to the fulfillment or waiver by Buyer, at or prior to the Closing, of each of the following conditions:

(a)                                 Representations and Warranties; Covenants.  (i) The Fundamental Representations of Seller shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on the Closing Date, (ii) the other representations and warranties of Seller contained in Article IV and Article V shall be true and correct (without giving effect to any limitations as to materiality or Company Material Adverse Effect set forth therein, other than (A) the representations and warranties in (1) Section 5.04(b), (2) Section 5.08(a)(ii), (3) Section 5.13(a), (4) Section 5.14(b)(i) and (iii), and (5) the second sentence of Section 5.14(g) and (B) any use of the defined term “Material Contract”) as of the date hereof and as of the Closing Date as if made on the Closing Date (other than any representation or warranty expressly made as of another date, which representation or warranty shall have been true and correct as of such date), except where the failure of such representations and warranties, individually or in the aggregate, to be true and correct has not had a Company Material Adverse Effect, (iii) each covenant contained in this Agreement to be complied with by Seller on or before the Closing shall have been complied with in all material respects and (iv) Buyer shall have received a certificate of Seller dated as of the Closing Date to such effect signed by a duly authorized executive officer of Seller.

(b)                                 Approvals of Governmental Authorities.  The Governmental Approvals listed in Schedule 11.02(b) shall have been received (or any waiting period shall have expired or shall have been terminated) and shall be in full force and effect, without the imposition of a Burdensome Condition.

(c)                                  No Governmental Order.  There shall be no Law or Governmental Order in existence that prohibits the consummation of the Transactions or imposes any Burdensome Condition, including any Governmental Order of the Rehabilitation Court disapproving the Plan of Rehabilitation and the Rehabilitation Order, and no Action by any Governmental Authority seeking the imposition of any such Law or Governmental Order shall be pending.

(d)                                 Insurance Regulatory Orders.  PLICMI shall have been released from any Insurance Regulatory Order imposed by the Michigan Department and any Liability or obligation for such Insurance Regulatory Order and the Certificates of Authority of PLICMI for the applicable U.S. states in which 75% of the U.S. general population reside (excluding the state of New York) shall be in full force and effect without material restrictions and, to the extent  any Certificates of Authority of PLICMI are not in full force and effect without material restrictions at the Closing, then such Certificates of Authority shall be reasonably likely to be restored to full force and effect without material restrictions by PLICMI using reasonable best efforts within six (6) months of the Closing Date.

(e)                                  Litigation.  No action, suit or proceeding (other than such an action, suit or proceeding directly or indirectly instituted by a party hereto) shall be pending, and no preliminary or permanent injunction, order, decree or ruling shall be in effect, seeking to restrain or prohibit, or to obtain damages or other relief in connection with, the execution and delivery of this Agreement or the consummation of the Transactions by the foregoing or, if determined adversely to a party, would result in a Burdensome Condition.

(f)                                   Ancillary Agreements.  Seller (or its Affiliates, as applicable) shall have delivered or caused to be delivered to Buyer (or at Closing shall deliver) a duly executed copy of each Ancillary Agreement to which Seller or any of its applicable Affiliates is a party (other than the Buyer Affiliated Reinsurance Agreement).

(g)                                  No Company Material Adverse Effect.  There shall not have occurred any Company Material Adverse Effect.

(h)                                 Opinion.  On the date hereof and date of entry of the Rehabilitation Court Order approving the Plan of Rehabilitation, Seller shall have provided a signed copy of the Opinion to PLICMI on a confidential and non-reliance basis.

(i)                                     Rehabilitation Order.  The Plan of Rehabilitation and the Rehabilitation Order shall have been entered and approved by the Rehabilitator, and, in the case of the Rehabilitation Order, the Rehabilitation Court shall confirm and approve the Plan of Rehabilitation, and the Rehabilitation Order shall be a Final Order.

(j)                                    Rehabilitation Court Confirmation and Approval Order.  The Rehabilitation Court Confirmation and Approval Order shall have been finally entered and approved by the Rehabilitation Court, and the Rehabilitation Court Confirmation and Approval Order shall be a Final Order.

(k)                                 RBC Level.  PLICMI’s RBC Ratio shall be at least 250% and its Adjusted Capital and Surplus shall be at least seventy million dollars ($70,000,000), GBIG, LLC’s Net Working Capital shall be no less than two hundred fifty thousand dollars ($250,000), and Seller shall have delivered certificates of the chief financial officer of each of PLICMI and GBIG, LLC certifying to such effect as of the last day of the calendar month immediately preceding the Closing Date and as estimated on the Closing Date.

(l)                                     Management Certificate.  Seller shall have delivered to Buyer the Management Certificate on the Closing Date.

(m)                             Seller’s Additional Closing Date Deliveries.  All of the items set forth in Section 3.04 shall have been delivered to Buyer.

(n)                                 Burdensome Condition. No Governmental Authority shall have imposed any Burdensome Condition.

ARTICLE XII
TERMINATION AND WAIVER

Section 12.01                      Termination.  This Agreement may be terminated prior to the Closing:

(a)                                 by the mutual written consent of Seller and Buyer;

(b)                                 by either Seller or Buyer if the Closing shall not have occurred  prior to the date that is the last Business Day of the month in which the nine (9) month anniversary of the signing of this Agreement occurs (the “Outside Date”) or such later date as the parties may mutually agree; provided, that if the Closing has not occurred due solely to the failure of the conditions to Closing set forth in Section 11.01(b) or Sections 11.01(e) through 11.01(f) or Section 11.02(b) or Sections 11.02(i) through 11.02(j) to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing), then the parties agree to extend the Outside Date for an additional five (5) months and continue to use their respective reasonable best efforts to satisfy such Closing conditions (such extended Outside Date, as so extended, shall be the “Outside Date” for all purposes under this Agreement); provided, further that the right to terminate this Agreement under this Section 12.01(b) shall not be available to any party whose breach or failure to perform any of such party’s obligations under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date (other than any breach or failure to perform directly resulting from any action or omission taken by PLICMI that was required by the Rehabilitator acting in the place and with the authority of the board of directors of PLICMI, or the Rehabilitation Court, to the extent such requirement would reasonably be interpreted as a binding requirement on PLICMI within the legal authority of the Rehabilitator or the Rehabilitation Court, as applicable, but only if such party uses reasonable best efforts to prevent, oppose, eliminate and mitigate such requirement, action and omission, as applicable);

(c)                                  by either Seller or Buyer in the event of the issuance of a final, non-appealable Governmental Order prohibiting or foreclosing the consummation of the Transactions, or if the Rehabilitation Court shall have issued a Governmental Order finally disapproving the Plan of Rehabilitation and the Rehabilitation Order that has constituted a Final Order for at least ninety (90) days;

(d)                                 by Buyer in the event of a breach by Seller of any of Seller’s covenants, representations or warranties contained herein that would result in the conditions to Closing set forth in Section 11.02(a) not being satisfied, and such breach is either not capable of being cured prior to the Outside Date or, if curable, Seller shall have failed to cure such breach within forty-five (45) days after receipt of written notice thereof from Buyer requesting such breach to be cured;

(e)                                  by Seller in the event of a breach by Buyer of any of Buyer’s covenants, representations or warranties contained herein that would result in the conditions to Closing set forth in Section 11.01(a) not being satisfied, and such breach or failure is either not capable of being cured prior to the Outside Date or, if curable, Buyer shall have failed to cure such breach within forty-five (45) days after receipt of written notice thereof from Seller requesting such breach to be cured;

(f)                                   by Seller, upon the failure of the Lender under and as defined in the Loan Agreement to fund the Loan (as defined in the Loan Agreement) in full by the end of the second Business Day following the Subject Date under and as defined in the Loan Agreement in accordance therewith and as required thereby, unless earlier cured in full;

(g)                                  by Buyer, for any reason or for no reason; or

(h)                                 by Seller, for any reason or for no reason.

Section 12.02                      Notice of Termination.  Any party desiring to terminate this Agreement pursuant to Section 12.01 shall give written notice of such termination to each other party to this Agreement specifying the subsection of Section 12.01 pursuant to which such termination is being made.

Section 12.03                      Effect of Termination.  In the event of the termination of this Agreement as provided in Section 12.01, this Agreement shall thereafter become void and of no further force and effect, and there shall be no liability on the part of any party to this Agreement, except as set forth in this Article XII and Article XIV (but not including Section 14.14).

Section 12.04                      Break-Up Fee.

(a)                                 Subject to Section 12.05(c), if Buyer terminates this Agreement pursuant to:

(i)                                     Section 12.01(b) under circumstances where the failure of the Closing to occur on or prior to the Outside Date is directly caused by or results from the breach or failure of Seller to perform its obligations under this Agreement in any material respect;

(ii)                                  Section 12.01(c) under circumstances where the Governmental Order that is the subject of Section 12.01(c) is directly caused by or results from the breach or failure of Seller to perform its obligations under this Agreement in any material respect; or

(iii)                               Section 12.01(d),

then Seller shall pay to Buyer the Break-Up Fee.

(b)                                 If Seller terminates this Agreement pursuant to Section 12.01(h), then Seller shall pay to Buyer the Break-Up Fee.

(c)                                  If (i) Seller, the Rehabilitator or any Acquired Company receives an Alternate Proposal that is superior in any material respect to the proposal effected under this Agreement or offers consideration materially in excess of the Purchase Price payable hereunder (a “Superior Proposal”) prior to termination of this Agreement, (ii) (A) Buyer or Seller terminates this Agreement pursuant to Section 12.01(c) where the Governmental Order that is the subject of Section 12.01(c) does not directly result from the breach or failure of Buyer to perform its obligations under this Agreement in any material respect, or (B) Buyer or Seller terminates this Agreement pursuant to Section 12.01(b) under circumstances where the failure of the Closing to occur on or prior to the Outside Date does not directly result from the breach or failure of Buyer to perform its obligations under this Agreement in any material respect, then notwithstanding anything herein to the contrary, (x) no Reverse Break-Up Fee shall be due and payable under Section 12.05(c) and (y) if Seller, its Affiliates, the Rehabilitator or any Acquired Company consummates such Superior Proposal, or any other Superior Proposal made by the Alternate Bidder that originally made such Superior Proposal, or any of its Affiliates, within eighteen (18) months after termination of this Agreement, then Seller shall pay to Buyer the Break-Up Fee.

For the avoidance of doubt, if either party terminates this Agreement at a time when such party has grounds to terminate this Agreement that would result in payment of a Break-Up Fee, and at such time, Seller has alternate grounds to terminate this Agreement that would not result in payment of a Break-Up Fee under this Section 12.04, then no Break-Up Fee shall be payable under this Section 12.04.

Section 12.05                      Reverse Break-Up.

(a)                                 If Seller terminates this Agreement pursuant to:

(i)                                     Section 12.01(b) under circumstances where the failure of the Closing to occur on or prior to the Outside Date is directly caused by or results from the breach or failure of Buyer to perform its obligations under this Agreement in any material respect;

(ii)                                  Section 12.01(c) under circumstances where the Governmental Order that is the subject of Section 12.01(c) is directly caused by or results from the breach or failure of Buyer to perform its obligations under this Agreement in any material respect;

(iii)                               Section 12.01(e); or

(iv)                              Section 12.01(f),

then Buyer shall pay to Seller the Reverse Break-Up Fee.

(b)                                 If Buyer terminates this Agreement pursuant to Section 12.01(g), then Buyer shall pay to Seller the Reverse Break-Up Fee.

(c)                                  If (i) Buyer or Seller terminates this Agreement pursuant to Section 12.01(b) as a result of the conditions to Closing set forth in (A) Section 11.02(a) not being satisfied directly as a result of (1) any of the representations and warranties of Seller in Article IV or V not being true and correct or (2) Seller having failed to comply with any covenant required to be complied with by Seller on or before the Closing in all material respects, in either case as a direct result of any Requirement of the Rehabilitator; provided, that if Seller so intends to terminate this Agreement, Seller shall first provide to Buyer at least three (3) Business Days prior written notice of such intention to so terminate and claim the Reverse Break-Up Fee, or (B) Section 11.02(g) not being satisfied due to a Company Material Adverse Effect directly resulting from a Requirement of the Rehabilitator; provided, that if Seller so intends to terminate this Agreement, Seller shall first provide to Buyer at least three (3) Business Days prior written notice of such intention to so terminate and claim the Reverse Break-Up Fee, or (ii) Buyer terminates this Agreement pursuant to Section 12.01(d) and the breach giving rise thereto directly results from any Requirement of the Rehabilitator, then Buyer shall pay to Seller the Reverse Break-Up Fee, which, for purposes of this Section 12.05(c), shall be equal to four million five hundred thousand dollars ($4,500,000). In the event such Reverse Break-Up Fee is due, then no Break-Up Fee will be due and payable to Buyer notwithstanding Section 12.04.

For the avoidance of doubt, if either party terminates this Agreement at a time when such party has grounds to terminate this Agreement that would result in payment of a Reverse Break-Up Fee, and at such time, Buyer has alternate grounds to terminate this Agreement that would not result in payment of a Reverse Break-Up Fee under this Section 12.05, then no Reverse Break-Up Fee shall be payable under this Section 12.05.

Section 12.06                      Payment of Break-Up Fee and Reverse Break-Up Fee.

(a)                                 Any Break-Up Fee shall be paid in cash by wire transfer to an account designated in writing by Buyer five (5) Business Days following the termination of this Agreement, or, if applicable, the consummation any Superior Proposal that is the subject of Section 12.04(c).  The Break-Up Fee, when and if payable, shall constitute liquidated damages and not a penalty and, notwithstanding anything herein to the contrary, shall be the sole and exclusive remedy of Buyer and its Affiliates after any termination of this Agreement.  Buyer shall not, and shall cause each of its Affiliates not to, bring any Action, against or otherwise seek remedies from, Seller or its Affiliates (other than for payment of the Break-Up Fee when payable hereunder), whether at equity or in law, for breach of contract, in tort or otherwise, in the event that this Agreement is terminated.  Any claim, right or Action by Buyer or any other Person against Seller in excess of the applicable Break-Up Fee is hereby fully waived, released and forever discharged.  Notwithstanding anything to the contrary in this Agreement: upon payment of the Break-Up Fee, if due, except in respect to the Loan Agreement and the Parent Loan Guarantee, (i) neither Seller nor any of its Affiliates shall have any further liability or obligation to Buyer or any other Person arising out of or in connection with this Agreement, the Transactions (or the abandonment or termination thereof) or any matter forming the basis of such termination; (ii) under no circumstances will Buyer be entitled to monetary damages hereunder (in the aggregate) other than, or in excess of the amount of, the Break-Up Fee; and (iii) Buyer shall not, and shall cause its Representatives and Affiliates not to, seek to recover any monetary damages (x) in excess of the Break-Up Fee or (y) from any Affiliate of Seller (other than to the Parent Guarantee).

(b)                                 Any Reverse Break-Up Fee payable pursuant to Section 12.05 shall be paid, at the sole discretion of Buyer, (i) in cash by wire transfer to an account designated in writing by Seller five (5) Business Days following the termination of this Agreement, or (ii) as an offset against the Loans or the Obligations (as defined in the Loan Agreement) or any interest accrued thereon.  The Reverse Break-Up Fee, when and if payable, shall constitute liquidated damages and not a penalty and, notwithstanding anything herein to the contrary, shall be the sole and exclusive remedy of Seller and its Affiliates after any termination of this Agreement.  Seller shall not, and shall cause each of its Affiliates not to, bring any Action, or otherwise seek remedies from, Buyer or its Affiliates (other than for payment of the Reverse Break-Up Fee when payable hereunder), whether at equity or in law, for breach of contract, in tort or otherwise, in the event that this Agreement is terminated.  Any claim, right or Action by Seller or any other Person against Buyer in excess of the applicable Reverse Break-Up Fee is hereby fully waived, released and forever discharged.  Notwithstanding anything to the contrary in this Agreement: upon payment of the Reverse Break-Up Fee, if due, including, for the avoidance of doubt, by offset against the Loans, Obligations or any accrued interest, (i) neither Buyer nor any of its Affiliates shall have any further liability or obligation to Seller or any other Person arising out of or in connection with this Agreement, the Transactions (or the abandonment or termination thereof) or any matter forming the basis for such termination; (ii) under no circumstances will Seller be entitled to monetary damages hereunder (in the aggregate) other than, or in excess of the amount of, the Reverse Break-Up Fee; and (iii) Seller shall not, and shall cause its Representatives and Affiliates not to, seek to recover any monetary damages (x) in excess of the Reverse Break-Up Fee or (y) from any Affiliate of Buyer (other than pursuant to the Limited Guaranty).

Nothing in this Section 12.06 shall limit any party’s right to bring or maintain any action arising out of or in connection with any breach of the Confidentiality Agreement.  In no event shall Seller be entitled to collect the Reverse Break-Up Fee in circumstances in which the Closing occurs.  In no event shall Buyer be entitled to collect the Break-Up Fee in circumstances in which the Closing occurs.  The agreements contained in this Section 12.06 are an integral part of this Agreement and the Transactions and, without such agreements, the parties would not have entered in this Agreement.

Section 12.07                      Extension; Waiver.  At any time prior to the Closing, Seller and Buyer may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any certificate, instrument, schedule or other document delivered pursuant to this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

ARTICLE XIII
INDEMNIFICATION

Section 13.01                      Indemnification by Seller.

(a)                                 After the Closing and subject to the other provisions of this Article XIII and Section 14.01, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates (including the Acquired Companies) and Representatives, successors and permitted assigns (collectively, the “Buyer Indemnified Parties”) from and against, and pay and reimburse Buyer for, all Losses that any Buyer Indemnified Party at any time suffers or incurs, or to which any Buyer Indemnified Party otherwise becomes subject to, directly or indirectly, as a result of or in connection with:

(i)                                     the inaccuracy or breach of any representation or warranty made by Seller in Article IV or Article V of this Agreement except to the extent any such inaccuracy or breach results from any Requirement of the Rehabilitator;

(ii)                                  any breach or failure by Seller to perform any of its covenants or obligations contained in this Agreement except to the extent any such breach or failure to perform results from any Requirement of the Rehabilitator;

(iii)                               the Specified Matter (the “Special Indemnity”); or

(iv)                              any Indemnification Agreement.

(b)                                 Notwithstanding any other provision to the contrary, Seller shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Party against any Losses pursuant to Section 13.01(a)(i) (other than Losses to the extent arising as a result of the inaccuracy or breach of any Fundamental Representation or representations or warranties contained in Section 5.20 or Section 5.21 made by Seller, as to which the limitations in this sentence shall not apply) (i) with respect to any claim or series of related claims arising from the same underlying facts, events or circumstances unless such claim or series involves Losses in excess of $50,000 (nor shall any such claim, or series of related claims arising from the same underlying facts, events or circumstances, that does not meet the $50,000 threshold be applied to or considered for purposes of calculating the aggregate amount of the Buyer Indemnified Parties’ Losses for which Seller has responsibility under clause (ii) below), and (ii) until the aggregate amount of the Buyer Indemnified Parties’ Losses exceeds $500,000 (the “Deductible”), after which Seller shall, subject to the immediately succeeding clause, be obligated to indemnify and hold harmless the Buyer Indemnified Parties against all such Losses of the Buyer Indemnified Parties that, in the aggregate, are in excess of the Deductible not to exceed the General Indemnification Cap (other than in respect of Losses arising from or relating to the inaccuracy or breach of any Fundamental Representation or representations or warranties contained in Section 5.20 or Section 5.21 made by Seller, in which case Seller’s aggregate liability under Sections 13.01(a)(i) shall not exceed the Indemnification Cap).

(c)                                  Notwithstanding any other provision to the contrary, Seller’s obligation to indemnify and hold harmless the Buyer Indemnified Parties against all Losses of the Buyer Indemnified Parties under Sections 13.01(a)(i), 13.01(a)(ii), 13.01(a)(iii) and 13.01(a)(iv) shall not exceed the Indemnification Cap.

Section 13.02                      Indemnification by Buyer.

(a)                                 After the Closing and subject to the other provisions of this Article XIII and Section 14.01, Buyer shall indemnify, defend and hold harmless Seller and its Affiliates (but not the Acquired Companies) and Representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) from and against, and pay and reimburse Seller for, all Losses that any Seller Indemnified Party at any time suffers or incurs, or to which any Seller Indemnified Party otherwise becomes subject to, directly or indirectly, as a result of or in connection with:

(i)                                     the inaccuracy or breach of any representation or warranty made by Buyer in Article VI of this Agreement; or

(ii)                                  any breach or failure by Buyer to perform any of its covenants or obligations contained in this Agreement.

(b)                                 Notwithstanding any other provision to the contrary, Buyer shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against any Losses pursuant to Section 13.02(a)(i) (other than Losses to the extent arising as a result of the inaccuracy or breach of any Fundamental Representation made by Buyer as to which the limitations in this sentence shall not apply) (i) with respect to any claim or series of related claims arising from the same underlying facts, events or circumstances unless such claim or series involves Losses in excess of $50,000 (nor shall any such claim, or series of related claims arising from the same underlying facts, events or circumstances, that does not meet the $50,000 threshold be applied to or considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses for which Buyer has responsibility under clause (ii) below), and (ii) until the aggregate amount of the Seller Indemnified Parties’ Losses exceeds the Deductible, after which Buyer shall, subject to the immediately succeeding sentence, be obligated to indemnify and hold harmless the

Seller Indemnified Parties against all such Losses of the Seller Indemnified Parties that in the aggregate are in excess of such amount.  The cumulative aggregate liability of Buyer under Section 13.02(a)(i) shall in no event exceed seven and one half percent (7.5%) of the Purchase Price (other than in respect of Losses arising solely as a result of the inaccuracy or breach of any Fundamental Representation made by Buyer, for which Buyer’s aggregate liability under Section 13.02(a)(i) shall not exceed the Indemnification Cap). In each case, Buyer’s aggregate liability under Section 13.02(a) shall not exceed the Indemnification Cap.

Section 13.03                      Notification of Claims.

(a)                                 A Person who may be entitled to be indemnified and held harmless under Section 13.01 or Section 13.02 (the “Indemnified Party”), shall promptly notify Buyer or Seller, as applicable (the “Indemnifying Party”) in writing of any pending or threatened claim or demand by (i) a third party, including any Governmental Authority, that the Indemnified Party has determined has given or could reasonably give rise to such a right under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim or demand being a “Third-Party Claim”) or (ii) a Buyer Indemnified Party with respect to the Special Indemnity (such claim or demand being a “Special Indemnity Claim”). Any claim or demand that would otherwise constitute both a Third-Party Claim and a Special Indemnity Claim shall, for purposes of this Agreement, solely constitute a Special Indemnity Claim to the extent that the Indemnified Party reasonably determines, after consultation with its outside counsel, that such Third-Party Claim cannot be reasonably and appropriately separated from such Special Indemnity Claim. Such notification shall describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand and the specific representation, warranty or provision of this Agreement that the Indemnified Party alleges to be breached; provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article XIII except to the extent the Indemnifying Party is actually prejudiced by such failure, it being understood that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 14.01 for such representation, warranty, covenant or agreement.  Following delivery of a notice of a Third-Party Claim or a Special Indemnity Claim, the Indemnified Party shall deliver to the Indemnifying Party, promptly (and in any event within three (3) Business Days after the Indemnifying Party’s receipt thereof), copies of all notices and documents (including court papers) received by the Indemnified Party relating to such Third-Party Claim or Special Indemnity Claim to the extent permitted by applicable Law; provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article XIII except to the extent the Indemnifying Party is actually prejudiced by such failure.  The defense of any Special Indemnity Claim shall be conducted and controlled by the Indemnified Party; provided that in no circumstances shall the defense assumed by the Indemnified Party(s) waive or otherwise affect the Indemnified Party’s right to indemnification under this Agreement; provided, further, that the Indemnified Party shall not, to the maximum extent permitted by applicable Law, settle any Special Indemnity Claim without the consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.

(b)                                 Defense of Third-Party Claims.

(i)                                     Following receipt of a notice of a Third-Party Claim from an Indemnified Party pursuant to Section 13.03(a), the Indemnifying Party may assume the defense and control of such Third-Party Claim by delivery of written notice to the Indemnified Party; provided, however, that the Indemnifying Party(s) shall not have the right to assume the defense of such claims, and the Indemnified Party shall have the right to conduct the defense, if: (A) the Indemnifying Party(s) are also a party to such claims and the Indemnified Party(s) has reasonably concluded based on the advice of counsel that representation of both parties by the same counsel would be reasonably be expected to become inappropriate under applicable ethical standards due to actual conflicting interests; (B) upon petition by the Indemnified Party(s), the appropriate court rules that the Indemnifying Party(s) failed or are failing to vigorously prosecute or defend such claim; (C) such claim seeks monetary damages that materially exceed the amount that the Indemnifying Party(s) would be otherwise liable pursuant to this Article XIII; or (D) to the extent the claim seeks any injunctive or other equitable relief that the Indemnified Party reasonably determines, after consultation with its outside counsel, cannot be separated from any related claim for monetary damages; provided, further, that in no circumstances shall the defense assumed by the Indemnified Party(s) waive or otherwise affect the Indemnified Party’s rights to indemnification pursuant to this Agreement. If the Indemnified Party is conducting the defense in accordance with the foregoing, then the Indemnified Party shall (1) conduct the defense of such Third-Party Claim actively and diligently with counsel selected by the Indemnified Party and reasonably satisfactory to the Indemnifying Party and (2) allow the Indemnifying Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. The assumption of the defense by the Indemnifying Party of any Third-Party Claim shall not require the Indemnifying Party to agree to be liable for any Losses in respect of such Third-Party Claim and shall be without prejudice to any rights or defenses of the Indemnifying Party in respect of whether the Indemnified Party is entitled to indemnification under this Article XIII for any particular Loss or Losses.

(ii)                                  If the Indemnifying Party assumes the defense of any Third-Party Claim, the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense (except as provided in the following sentence), and the Indemnifying Party shall not, as long as it actively and diligently conducts the defense of the applicable Third-Party Claim, be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof (except as provided in the following sentence).  The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party (A) for any period during which the Indemnifying Party has not assumed the defense of a Third-Party Claim; provided, that the Indemnifying Party was in receipt of notice of such Third-Party Claim and (B) in connection with any claim where an actual conflict of interest exists such that the representation of the Indemnifying Party and the Indemnified Party by the same counsel in such claim would be inappropriate under applicable standards of professional conduct or when the Indemnified Party is otherwise permitted to conducts its own defense under Section 13.03(b)(ii).  Seller or Buyer, as the case may be, shall, and shall cause each of its

Affiliates and the  Representatives to, cooperate fully with the Indemnifying Party in the defense of any Third-Party Claim.  Without limiting the generality of the foregoing, from and after the delivery of a notice of a claim for indemnification with respect to a Third-Party Claim, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its Representatives reasonable access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party to the extent reasonably related to such Third-Party Claim.  The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third-Party Claim, with the prior written consent of any Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed); provided, that the Indemnifying Party may consent to a settlement of, or the entry of any judgment arising from, any Third-Party Claim, without the prior written consent of the Indemnified Party if (x) such settlement provides only for the payment of monetary damages (and does not impose any injunctive relief or otherwise impose any conditions or restrictions on the applicable Indemnified Party or any of its Affiliates or Representatives) and does not involve any finding or admission of any violation of Law or other wrongdoing on the part of the Indemnified Party, (y) the Indemnifying Party pays or causes to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement and (z) the Indemnifying Party obtains, as a condition of any settlement, entry of judgment or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third-Party Claim.

(c)                                  No Indemnifying Party shall have any liability under this Article XIII for any Losses arising out of or in connection with any Third-Party Claim that is settled or compromised by an Indemnified Party without the prior consent of such Indemnifying Party; provided, that the Indemnified Party may consent to a settlement of, or the entry of any judgment arising from, any Third-Party Claim without the prior written consent of the Indemnifying Party if (i) the Indemnified Party gave notice to the Indemnifying Party of such Third-Party Claim in accordance with Section 13.03(a), (ii) the Indemnifying Party failed to assume the defense of, or failed to actively and diligently defend, the Third-Party Claim; provided, that the Indemnifying Party was in receipt of notice of such Third-Party Claim, (iii) such settlement provides only for the payment of monetary damages (and does not impose any injunctive relief or otherwise impose any conditions or restrictions on the applicable Indemnifying Party) and (iv) the Indemnified Party obtains, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnifying Party from any and all liability in respect of such Third-Party Claim.

(d)                                 If an Indemnified Party wishes to make a claim under this Article XIII that does not involve a Third-Party Claim or a Special Indemnity Claim, the Indemnified Party shall give written notice to the Indemnifying Party setting forth (i) a reasonably detailed description of the claim, (ii) a good faith estimate of the amount of the claim (to the extent ascertainable) and (iii) the specific representation, warranty, covenant or provision of this Agreement that the Indemnified Party alleges to be breached.  Such notice shall be accompanied by copies of all available documentation that may be necessary or appropriate for the purposes of enabling the Indemnifying Party to be informed and to take any and all appropriate decisions and actions in respect of the matter and Loss that is the subject of the claim; provided, that the failure by the Indemnified Party to provide such notice on a timely basis shall not release the Indemnifying Party from any of its obligations under this Article XIII except to the extent the Indemnifying Party is actually prejudiced by such failure, it being understood that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 14.01 for such representation, warranty, covenant or agreement.  If the Indemnifying Party rejects all or any part of such claim, the Indemnified Party shall be free to seek enforcement of its rights of indemnification under this Agreement with respect to such claims.

(e)                                  If there shall be any conflict between the provisions of this Section 13.03 and Section 10.03 or Section 10.04, the provisions of Section 10.03 and Section 10.04 shall control with respect to Tax contests.

Section 13.04                      No Duplication; Exclusive Remedies.

(a)                                 Any liability for indemnification hereunder and under the Ancillary Agreements shall be determined without duplication of recovery by reason of the same Loss.

(b)                                 Prior to the Closing, the sole and exclusive remedy of the other party for any breach or inaccuracy of any representation or warranty contained in this Agreement or any certificate or instrument delivered hereunder shall be refusal to consummate the Transactions and termination of this Agreement in accordance with Section 12.01 to the extent permitted thereunder, and any Break-Up Fee or Reverse Break-Up Fee to which such party is entitled hereunder.

(c)                                  Following the Closing, except for breaches or non-performance of provisions in this Agreement for which the remedy of specific performance is also available pursuant to Section 14.14, Article II, the indemnification provisions of Article X and this Article XIII shall be the sole and exclusive remedies of Seller and Buyer, respectively, for any claim related to this Agreement, including for any breach of the representations or warranties in this Agreement and for any failure to perform or comply with any covenants or agreements contained in this Agreement.  In furtherance of the foregoing, each of Buyer, on behalf of itself and each other Buyer Indemnified Party, and Seller, on behalf of itself and each other Seller Indemnified Party, hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against Seller or any of its Affiliates or Representatives and Buyer or any of its Affiliates or Representatives, as the case may be, arising under or based upon this Agreement, or any certificate or instrument delivered in connection herewith (whether under this Agreement or arising under common Law or any other applicable Law), except pursuant to the provisions set forth (i) in Article II, (ii) in Article X, (iii) in this Article XIII, (iv) in any Ancillary Agreement or Related Agreement, or (v) herein providing for equitable remedies.

(d)                                 Notwithstanding anything to the contrary herein, the limitations in this Article XIII shall not apply in the event that a party is finally determined by a court of competent jurisdiction to have committed a fraud with specific intent to deceive or mislead a party or its Affiliates regarding the representations, warranties, and other agreements, made in this Agreement.

Section 13.05                      Additional Indemnification Provisions.

(a)                                 With respect to each indemnification obligation in this Agreement, all Losses shall be net of any related Eligible Insurance Proceeds.

(b)                                 In order to fulfill the obligations of Seller for indemnification claims made pursuant to Section 13.01(a)(i) (after, in each case, giving effect to the limitations set forth in Section 13.01(b) or otherwise set forth in this Article XIII to the extent applicable), Losses owed to any Buyer Indemnified Party for inaccuracies or breaches of the representations and warranties made in Articles IV and V, shall be paid (i) first, from the Indemnification Escrowed Funds until the Indemnification Escrowed Funds are exhausted, depleted or expired, (ii) second, after the exhaustion, depletion or expiration of the Indemnification Escrowed Funds directly from Seller (including payment under the Parent Guarantee); provided, that any such amounts paid pursuant to Section 13.01(a)(i) shall in all instances be subject to the limitations set forth in Section 13.01(b).

(c)                                  In order to fulfill the obligations of Seller for indemnification claims made pursuant to Sections 13.01(a)(ii), 13.01(a)(iii), 13.01(a)(iv) and Article X, Losses owed to any Buyer Indemnified Party shall be paid (i) first from the Indemnification Escrowed Funds until the Indemnification Escrowed Funds are exhausted, depleted or expired, and (ii) second, after the exhaustion, depletion or expiration of the Indemnification Escrowed Funds, directly from Seller (including payments under the Parent Guarantee); provided, that any such amounts paid pursuant to Sections 13.01(a) and Article X shall not, in the aggregate, exceed the Indemnification Cap.

(d)                                 In any case where an Indemnified Party recovers from a third party not affiliated with such Indemnified Party, including any third-party insurer, any amount in respect of any Loss paid by the Indemnifying Party pursuant to Article X or this Article XIII, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the amount of reasonable costs incurred by it or its Affiliates in procuring or with respect to such recovery, which costs shall not exceed the amount so recovered and, if applicable, net of such Indemnified Party’s (i) retroactive or prospective premium adjustments from a third-party insurer and (ii) actual increase(s) in such Person’s and its Affiliates’ insurance premium, in each case as a result of such recovery (collectively, the “Premium Increase”)), but not in excess of the sum of (A) any amount previously paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such claim and (B) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such Loss.

(e)                                  The indemnity payment hereunder with respect to any Loss shall be calculated after taking into account all actual and as realized reductions in federal, state, local and foreign Taxes (including estimated Taxes) realized by the Indemnified Party as a result of the event giving rise to such Loss.  All calculations shall be made at the time of the relevant indemnification payment using reasonable assumptions (as agreed to by the Indemnifying Party and Indemnified Party) and present value concepts (using a discount rate equal to the applicable federal rate in effect at the time of such event (based on the Federal mid-term rate) using semi-annual compounding).

(f)                                   If any portion of Losses to be paid by the Indemnifying Party pursuant to this Article XIII would reasonably be expected to be recoverable from a third party not affiliated with the relevant Indemnified Party based on the underlying claim or demand asserted against such Indemnifying Party, then the Indemnified Party shall promptly give notice thereof to the Indemnifying Party after becoming aware of such fact.  The Indemnified Party shall be under no obligation to collect any amounts recoverable from such third party, and if the Indemnified Party attempts to collect such amounts from any third party, the Indemnifying Party shall reimburse the Indemnified Party for all reasonable costs and expenses incurred in connection with such collection

(which costs and expenses of collection shall not exceed the amount recoverable from such third party).  Except as otherwise provided herein and other than with respect to third-party insurance coverage, Eligible Insurance Proceeds, if any portion of Losses actually paid by the Indemnifying Party pursuant to this Article XIII could have been recovered from a third party not affiliated with the relevant Indemnified Party based on the underlying claim or demand asserted against such Indemnifying Party, then the Indemnified Party shall use commercially reasonable efforts to transfer, to the extent transferable, such of its rights to proceed against such third party as are necessary to permit the Indemnifying Party to recover from such third party any amount actually paid by the Indemnifying Party pursuant to this Article XIII.

(g)                                  Seller shall not be liable under Article X or this Article XIII in respect of any Loss, if the fact, matter, event or circumstance giving rise to the claim or on which it is based is specifically accrued or reserved for in the Closing Statement and expressly taken into account in the adjustments to the Purchase Price provided for in Sections 2.03 and 2.04.

(h)                                 No Indemnifying Party shall be liable under Article X or this Article XIII in respect of any Loss which is contingent unless and until such contingent Loss becomes an actual liability and is due and payable.

(i)                                     If any portion of Losses to be paid by the Indemnifying Party pursuant to this Article XIII are covered, in whole or in part, by third-party insurance coverage, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party after becoming aware of such fact; provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article XIII except to the extent the Indemnifying Party is actually prejudiced by such failure.  The Indemnified Party shall use commercially reasonable efforts to collect the maximum amount of insurance proceeds thereunder, and all such insurance proceeds actually collected in respect of any Loss (net of (i) the amount of reasonable costs and expenses (including reasonable attorneys’ fees) incurred by the Indemnified Party or its Affiliates in collecting such proceeds and (ii) the present value of any related Premium Increase or other charges paid or reasonably expected to be paid by such Indemnified Party or its Affiliates arising out of such Loss) shall be considered “Eligible Insurance Proceeds.”

(j)                                    The Indemnified Parties shall use commercially reasonable efforts to avoid or mitigate any Losses, which in the absence of mitigation might give rise to or increase a Loss in respect of any claim under Article X or this Article XIII; provided, that, (i) the costs and expenses of such efforts shall constitute Losses and (ii) an Indemnified Party shall not be required to initiate or pursue litigation against third parties.  Any failure by an Indemnified Party to so mitigate a Loss shall not relieve any Indemnifying Party of its obligations under Article X or this Article XIII.

(k)                                 For purposes of determining whether, breach of any representation or warranty in this Agreement has occurred, and calculating the amount of Losses under this Article XIII, any “materiality,” “Company Material Adverse Effect”, “Buyer Material Adverse Effect” or other similar qualifications in the representations and warranties shall be disregarded, other than (i) the representations and warranties in (A) Section 5.04(b), (B) Section 5.08(a)(ii), (C) Section 5.13(a), (D) Section 5.14(b)(i) and (iii), and (E) the second sentence of Section 5.14(g) and (ii) any use of the defined term “Material Contract”.

Section 13.06                      Reservation of Rights.  Any Indemnified Party shall be an intended third party beneficiary of the indemnification obligations of Buyer and Seller, respectively, in this Article XIII.

Section 13.07                      Tax Treatment of Indemnity Payments.  Buyer and Seller agree to report each indemnification payment made in respect of a Loss as an adjustment to the Purchase Price for federal income Tax purposes unless otherwise required by Law.

Section 13.08                      Claims Against the Indemnification Escrowed Funds.

(a)                                 Buyer shall notify the Escrow Agent of any claim for indemnification made by any Buyer Indemnified Party pursuant to this Section 13.08.  Promptly following the final determination in accordance with Article X or this Article XIII of any claim for indemnification made by any Buyer Indemnified Party pursuant to this Section 13.08, upon request by Buyer, Seller shall execute and deliver a certificate requesting the Escrow Agent to deliver by wire transfer to an account designated by Buyer immediately available funds in the amount of such claim as finally determined in accordance with Section 2.04, Article X or this Article XIII (not to exceed the Indemnification Escrowed Funds).  On the date that is eighteen (18) months following the Closing Date (the “First Indemnification Escrow Termination Date”), the Escrow Agent shall, upon joint written instructions by Buyer and Seller, deliver to Seller fifty percent (50%) of the Indemnification Escrowed Funds then held by the Escrow Agent by wire transfer to one or more accounts designated by Seller; provided, however, that if prior to the First Indemnification Escrow Termination Date, Buyer notifies the Escrow Agent in writing that all or a portion of the Indemnification Escrowed Funds is subject to Outstanding Claims”, the amount delivered to Seller upon the First Indemnification Escrow Termination Date shall be equal to fifty percent (50%) of the Indemnification Escrowed Funds then held by the Escrow Agent, less the sum of any amounts subject to the Outstanding Claims. If at any time after the First Indemnification Escrow Termination Date and prior to the Second Indemnification Escrow Termination Date (as defined below), any Outstanding Claim that resulted in the holdback of all or any portion of a distribution to Seller pursuant to this Section 13.08(a) is resolved, Buyer and Seller shall promptly jointly execute and deliver a certificate requesting the Escrow Agent to deliver the amount payable to Seller by wire transfer to one or more accounts designated by Seller, except to the extent such amounts are subject to other Outstanding Claims.

(b)                                 On the date that is twenty four (24) months following the Closing Date (the “Second Indemnification Escrow Termination Date”), the Escrow Agent shall, upon joint written instructions by Buyer and Seller, deliver to Seller all the Indemnification Escrowed Funds then held by the Escrow Agent by wire transfer to one or more accounts designated by Seller; provided, however, that if prior to the Second Indemnification Escrow Termination Date, Buyer notifies the Escrow Agent in writing that all or a portion of the then remaining Indemnification Escrowed Funds is subject to Outstanding Claims, the amount delivered to Seller upon the Second Indemnification Escrow Termination Date shall be equal to the Indemnification Escrowed Funds then held by the Escrow Agent, less the sum of any amounts subject to the Outstanding Claims, including for avoidance of doubt any existing Outstanding Claim that resulted in the holdback of all or any portion of a distribution to Seller pursuant to this Section 13.08(a) on or before the First Indemnification Escrow Termination Date which remains an Outstanding Claim as of the Second Indemnification Escrow Termination Date. If at any time after the Second Indemnification Escrow

Termination Date any Outstanding Claim that resulted in the holdback of all or any portion of a distribution to Seller pursuant to this Section 13.08(b) or Section 13.08(a), as applicable, is resolved, Buyer and Seller shall promptly jointly execute and deliver a certificate requesting the Escrow Agent to deliver the amount payable to Seller by wire transfer to one or more accounts designated by Seller, except to the extent such amounts are subject to other Outstanding Claims.  For the avoidance of doubt, the Buyer, may, but is not required to, seek claims under Section 2.04 of this Agreement from the Indemnification Escrow Amount.

ARTICLE XIV
GENERAL PROVISIONS

Section 14.01                      Survival.  The covenants and agreements of Seller and Buyer that by their terms are to be fully performed on or before the Closing and the representations and warranties of Seller and Buyer contained in or made pursuant to this Agreement or in any certificate furnished pursuant to this Agreement shall survive the Closing and terminate on the date that is eighteen (18) months following the Closing Date.  Notwithstanding the foregoing, (i) the Fundamental Representations shall survive the Closing and terminate on the date that is sixty (60) days after the date on which the applicable statute of limitations (giving effect to any waiver, mitigation, or extension thereof) expires, and (ii) the survival period of the representations and warranties in Section 5.20 and Section 5.21 shall be governed by Section 10.07.  No claims shall be made for indemnification with respect thereto under Sections 13.01 or 13.02 thereafter unless a notice of claim has been delivered prior to the expiration of such applicable survival period pursuant to Section 13.03(a) or Section 13.03(e), as the case may be, in which case the claim shall continue to be subject to indemnification in accordance with Article XIII (notwithstanding the expiration of such survival period).  The covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing Date shall survive for twelve (12) months following the time at which such covenants and agreements are required to be performed in accordance with their terms.

Section 14.02                      Expenses.  Except (a) to the extent the Transaction Related Expenses are paid by the Acquired Companies prior to the Closing and reflected in the Final Closing Statement or (b) as may be otherwise expressly specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisers and independent accountants, incurred in connection with this Agreement and the Transactions shall be paid by the Person incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 14.03                      Notices.  All notices, requests, consents, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or electronic mail with receipt confirmed or if no failure message is generated (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.03):

(a)                                 if to Seller:

GBIG Holdings, Inc.
c/o Eli Global, LLC

2222 Sedwick Road
Durham, NC 27713

Attention:                                         Peter Nordberg

Christa Miller

Tel:                                                                           919-246-9409
(972) 448-4663

E-mail:                                                        pnordberg@eliglobal.com
cmiller@eliglobal.com

with a copy to:

Sidley Austin LLP
787 7th Avenue
New York, New York 10019

Attention:                                         Jonathan J. Kelly
Amanda M. Todd

Tel:                                                                           (212) 839-5835
(312) 853-7572

Facsimile:                                         (212) 839-5835

(312) 853-7572

E-mail:                                                        jjkelly@sidley.com
atodd@sidley.com

(b)                                 if to Buyer:

2000 Avenue of the Stars
12th Floor
Los Angeles, CA 90067
Attention:                                         Daniel Hall
Tel:                                                                           (310) 201-4100
E-mail:                                                        dhall@aresmgmt.com

with a copy to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York

10020-1104

Attention:                                         David D. Luce

Tel:                                                                           (212) 335 4735

Facsimile:                                         (917) 778 8877

E-mail:                                                        david.luce@dlapiper.com

Section 14.04                      Public Announcements.  No party to this Agreement shall, and each party shall cause its respective Affiliates and Representatives not to, issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the Ancillary Agreements or the Transactions without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or applicable securities exchange or listing authority rules.  In such case the party required to publish such press release or public announcement shall allow the other parties a reasonable opportunity to the extent reasonably practicable and permitted by applicable Law to comment on such press release or public announcement in advance of such publication.  Prior to the Closing, neither of the parties to this Agreement, nor any of their respective Affiliates or Representatives, shall make any public disclosure concerning plans or intentions relating to the customers, agents, Producers or employees of, or other Persons with significant business relationships with, the Acquired Companies without first obtaining the prior written approval of the other parties, which approval shall not be unreasonably withheld, conditioned or delayed.

Section 14.05                      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the Transactions be consummated as originally contemplated to the greatest extent possible.

Section 14.06                      Entire Agreement.  This Agreement (including all exhibits and schedules hereto), together with the Ancillary Agreements, constitutes the entire agreement of the parties hereto with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written and oral (other than the Confidentiality Agreement to the extent not in conflict with this Agreement), between or on behalf of Seller and/or its Affiliates, on the one hand, and Buyer or its Affiliates, on the other hand, with respect to the subject matter of this Agreement.

Section 14.07                      Assignment.  This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties hereto.  Any attempted assignment in violation of this Section 14.07 shall be void.  Notwithstanding the foregoing, Buyer may assign (a) any or all of its rights, but not its obligations, hereunder to any debt or equity financing source and (b) Buyer may assign any or all of its rights, interests or obligations hereunder to one or more of its Affiliates, in each case, without the consent of Seller; provided, that in either case, no such assignment shall relieve Buyer of any of its obligations or Liabilities hereunder.  Subject to the preceding sentences, this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their permitted successors and assigns.

Section 14.08                      No Third-Party Beneficiaries.  Except as provided in Section 8.06 with respect to the directors, officers and managers of the Acquired Companies, Article XIII with respect to the Seller Indemnified Parties and the Buyer Indemnified Parties and Section 14.19(a) with respect to Non-Party Affiliates, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 14.09                      Amendment.  No provision of this Agreement may be amended, supplemented or modified except by a written instrument signed by all the parties hereto.

Section 14.10                      Schedules.  Any disclosure set forth in the Seller Disclosure Schedule with respect to any Section of this Agreement shall be deemed to be disclosed for purposes of other Sections of this Agreement to the extent that such disclosure sets forth facts in sufficient detail so that the relevance of such disclosure would be reasonably apparent to a reader of such disclosure.  Matters reflected in any Section of the Seller Disclosure Schedule are not necessarily limited to matters required by this Agreement to be so reflected.  Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.  No reference to or disclosure of any item or other matter in the Seller Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement.  Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

Section 14.11                      Submission to Jurisdiction.

(a)                                 Except as otherwise provided in Section 2.04, Seller and Buyer irrevocably and unconditionally submits for itself and its property in any Action arising out of or relating to this Agreement, the Transactions, the formation, breach, termination or validity of this Agreement or the recognition and enforcement of any judgment in respect of this Agreement, to the exclusive jurisdiction of the courts of the State of New York sitting in the County of New York, the federal courts for the Southern District of New York, and appellate courts having jurisdiction of appeals from any of the foregoing, and all claims in respect of any such Action shall be heard and determined in such New York courts or, to the extent permitted by Law, in such federal court.

(b)                                 Any such Action may and shall be brought in such courts and each of Seller and Buyer irrevocably and unconditionally waives any objection that it may now or hereafter have to the venue or jurisdiction of any such Action in any such court or that such Action was brought in an inconvenient court and shall not plead or claim the same.

(c)                                  Service of process in any Action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 14.03.

(d)                                 Nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the Laws of the State of New York.

Section 14.12                      Governing Law.  This Agreement, and the formation, termination or validity of any part of this Agreement shall in all respects be governed by, and construed in accordance with, the Laws of the State of New York.

Section 14.13                      Waiver of Jury Trial.  EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR ITS PERFORMANCE UNDER OR THE ENFORCEMENT OF THIS AGREEMENT.  ANY PARTY HERETO MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BY AND AMONG THE PARTIES TO WAIVE IRREVOCABLY THEIR RIGHT TO TRIAL BY JURY IN ANY SUCH ACTION.  EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (c) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY, AND (d) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.13.

Section 14.14                      Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the covenants or obligations contained in this Agreement are not performed in accordance with their specific terms or were otherwise breached.  Subject to any termination of this Agreement pursuant to Section 12, each of the parties hereto shall be entitled to injunctive or other equitable relief to prevent or cure any breach by the other parties of its covenants or obligations contained in this Agreement and to specifically enforce such covenants and obligations in any court referenced in Section 14.11(a) having jurisdiction, such remedy being in addition to any other remedy to which any party may be entitled at law or in equity.  The parties acknowledge and agree that, in the event that the other parties seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, the party seeking an injunction will not be required to provide any bond or other security in connection with any such order or injunction.

Section 14.15                      Waivers.  Any term or provision of this Agreement may be waived, or the time for its performance may be extended, in writing at any time by the party or parties entitled to the benefit thereof.  Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing executed by an authorized officer of such party.  The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision.  No waiver of any breach of this Agreement shall be held to constitute a waiver of any preceding or subsequent breach.

Section 14.16                      Rules of Construction.  Interpretation of this Agreement shall be governed by the following rules of construction: (a) defined terms in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include all other genders as the context clearly requires; (b) references to Articles, Sections, paragraphs, Exhibits and Schedules are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (c) references to “$” shall mean United States Dollars; (d) the word “including” and words of similar import when used in this Agreement shall mean “including without limiting the generality of the foregoing,” unless otherwise specified; (e) the word “or” shall not be exclusive, unless the context clearly otherwise requires; (f) the table of contents, articles, titles and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (g) this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted; (h) the Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein; (i) unless the context otherwise requires, the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (j) all terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein; (k) any agreement or instrument defined or referred to herein or any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, as permitted under this Agreement and references to all attachments thereto and instruments incorporated therein; (l) any statement that a document has been “delivered,” “provided” or “made available” (or any phrase of similar import) to Buyer means that such document has been uploaded to the Electronic Data Room at least two (2) Business Days prior to the date of this Agreement; (m) any statute or regulation referred to herein means such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, includes any rules and regulations promulgated under such statute), and references to any section of any statute or regulation include any successor to such section; (n) all time periods within or following which any payment is to be made or act to be done shall be calculated by excluding the date on which the period commences and including the date on which the period ends and by extending the period to the first succeeding Business Day if the last day of the period is not a Business Day; (o) references to any Person include such Person’s predecessors or successors, whether by merger, consolidation, amalgamation, reorganization or otherwise; and (p) references to any Contract (including this Agreement) or organizational document are to the contract or organizational document as amended, modified, supplemented or replaced from time to time, unless otherwise stated.

Section 14.17                      Reserves.  Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates makes any representation or warranty with respect to, and nothing contained in this Agreement, in the Ancillary Agreements or in any other agreement, document or instrument to be delivered in connection with the Transactions is intended or shall be construed to be a representation or warranty (express or implied) of Seller or any of its Affiliates, for any purpose of this Agreement or any other agreement, document or instrument to be delivered in connection with the Transactions or thereby, with respect to (a) the adequacy or sufficiency of the Reserves of the Acquired Companies, (b) the future profitability of the Business or (c) the effect of the adequacy or sufficiency of the Reserves of the Acquired Companies on any “line item” or asset, Liability or equity amount.

Section 14.18                      Counterparts.  This Agreement may be executed in two (2) or more counterparts, and by the different parties to this Agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic mail shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 14.19                      Non-Recourse; Release.

(a)                                 All claims or causes of action (whether in Contract or in tort, at law or in equity) that may be based upon, arise out of or relate to this Agreement or the other Ancillary Agreements, or the negotiation, execution or performance of this Agreement or the other Ancillary Agreements (including any representation or warranty made in or in connection with this Agreement or the other Ancillary Agreements or as an inducement to enter into this Agreement or the other Ancillary Agreements), may be made only against the entities that are expressly identified as parties hereto and thereto, but in each case not including any claim or cause of action in respect of the Loan Agreement, the Parent Guarantee or the Parent Loan Guarantee.  No Person who is not a named party to this Agreement, any Ancillary Agreement or any Related Agreements, including any past, present or future director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney or Representative of any named party to this Agreement or the other Ancillary Agreements, but excluding the Principal Seller Owner signing any agreement in his personal capacity (“Non-Party Affiliates”), shall have any Liability (whether in Contract or in tort, at law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or Liabilities arising under, in connection with or related to this Agreement or the Ancillary Agreements or Related Agreement (as the case may be) or for any claim based on, in respect of, or by reason of this Agreement, the Ancillary Agreements  or the Related Agreements(as the case may be) or the negotiation or execution hereof or thereof; and each party waives and releases all such Liabilities, claims and obligations against any such Non-Party Affiliates.  Non-Party Affiliates are expressly intended as third party beneficiaries of this Section 14.19(a).  Notwithstanding anything to the contrary in the foregoing, nothing in this Section 14.19(a) shall relieve a Non-Party Affiliate from liability in the event that such Non-Party Affiliate is finally determined by a court of competent jurisdiction to have willfully and knowingly committed a fraud with specific intent to deceive or mislead a party or its Affiliates regarding the representations, warranties, and other agreements, made in this Agreement, any Ancillary Agreement or any Related Agreement.

(b)                                 Effective as of the Closing, Seller on behalf of itself, and on behalf of each of the other Seller Releasing Parties, hereby irrevocably, knowingly, voluntarily and unconditionally releases and discharges each of the Acquired Companies and any of their respective successors and assigns, and their respective current and former officers and directors and any counterparty to an Indemnification Agreement, in each case, in their capacity as such (each, an “Acquired Company Released Party”), to the fullest extent permitted by applicable Law, from, and hereby releases, waives and relinquishes any and all obligations, Liabilities or Actions, of whatever kind or nature, whether known or unknown, contingent or certain, liquidated or unliquidated, which any Seller Releasing Party had, now has or may in the future have, against any of the Acquired Company Released Parties arising contemporaneously with or prior to the Closing or out of any transaction, event, circumstances, action or failure to act occurring contemporaneously with or prior to the Closing; provided, that nothing contained in this Section 14.19(b) shall release, discharge, waive, relinquish or otherwise affects the (w) rights or obligations of any party under this Agreement or the other Ancillary Agreements or the Related Agreements, (x) rights of Seller Releasing Parties to any benefits, payments or other entitlements for accrued compensation or benefits under any Company Benefit Plan, or arising out of any employment or other service relationship or (y) except with respect to the Principal Seller Owner, rights to be indemnified or held harmless or to receive contribution or similar payments.

(c)                                  Effective as of the Closing, Buyer on behalf of itself, and on behalf of each of the Acquired Companies, hereby irrevocably, knowingly, voluntarily and unconditionally releases and discharges each of the Independent Directors in their capacity as such, and his or her heirs and his or her Representatives (each, a “Director Released Party”), to the fullest extent permitted by applicable Law, from, and hereby releases, waives and relinquishes any and all obligations, Liabilities or Actions, of whatever kind or nature, whether known or unknown, contingent or certain, liquidated or unliquidated, which Buyer or any of the Acquired Companies had, now has or may in the future have, against any of the Director Released Parties arising contemporaneously with or prior to the Closing or out of any transaction, event, circumstances, action or failure to act occurring contemporaneously with or prior to the Closing, in each case, in their capacity as directors.

(d)                                 Seller shall, and shall cause each Seller Releasing Party to, refrain from, directly or indirectly, asserting any claim or demand or commencing, instituting or maintaining, or causing to be commenced, any Action of any kind against any Acquired Company Released Parties based upon any matter released pursuant to this Section 14.19.

(e)                                  Effective as of the Closing, Seller, for itself and on behalf of each Seller Releasing Party, hereby irrevocably and forever waives and releases any right to indemnification, contribution, reimbursement, set-off or other rights to recovery that Seller might otherwise have against any of the Acquired Companies with respect to representations and warranties made and the covenants, obligations and agreements to be performed at or prior to the Closing, by the Acquired Companies in the Ancillary Agreements and the Related Agreements and the certificate delivered at the Closing pursuant to Section 11.01(a)(iv).

(f)                                   The execution and delivery of this Agreement shall not constitute an acknowledgment of, or an admission by, any Seller Releasing Party, Acquired Company

Released Party or Director Released Party, of the existence of any such claims or of Liability for any matter or precedent upon which any Liability may be asserted.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

GBIG HOLDINGS, INC.

By	/s/ Greg E. Lindberg
Name: Greg E. Lindberg
Title: Chairman

ASPIDA HOLDCO, LLC

By	/s/ Michael D. Weiner
Name: MICHAEL D. WEINER
Title: AUTHORIZED SIGNATORY